THE HOME DEPOT



PROXY STATEMENT
AND
NOTICE OF 2018 ANNUAL MEETING OF SHAREHOLDERS



THURSDAY, MAY 17, 2018
AT 9:00 A.M., EASTERN TIME
COBB ENERGY PERFORMING ARTS CENTRE,
ATLANTA GA



DEAR FELLOW SHAREHOLDERS:

Your Board and management team are committed to creating long-term value for our shareholders. This commitment is reflected in our core values, which provide the foundation for our business and reflect the culture that was built by our founders nearly 40 years ago. We would like to highlight for you some actions we took in fiscal 2017 to ensure we are optimizing our governance practices to support continued value creation over the long term.

The Board engages with management to address both the short-term needs and long-term strategies necessary to meet our customers' expectations in a rapidly evolving retail landscape. As we and others have noted, there has been more change in retail over the past three years than in the prior 10 to 20 years. Company strategy is discussed regularly at Board meetings, and directors annually participate in an in-depth strategy session with management. Through these strategy sessions we tap into the ideas, viewpoints and experiences of our diverse and highly-skilled board members. The results of our strategy discussions helped shape the long-term strategy of investing in the "One Home Depot" experience outlined at our Investor and Analyst Conference in December 2017.

We have continued to focus on Board refreshment to align our Board's strengths with the evolving retail landscape. We are excited to announce Stephanie Linnartz, Executive Vice President and Global Chief Marketing and Commercial Officer of Marriott International, as a new director nominee. Given her critical role in developing the customer experience at Marriott, we are confident she will be a tremendous asset as we roll out the One Home Depot experience for our customers. Also, after 11 years of service, Karen Katen will be stepping down from the Board at the end of her current term in May. Karen has been a valued member of the Board since 2007, and we deeply appreciate her years of service to The Home Depot and our shareholders.

We have continued to strengthen our Board self-evaluation process. Continuing a practice started by Chairman Craig Menear in fiscal 2016, Lead Director Greg Brenneman conducted individual interviews in fiscal 2017 with each director to discuss a range of issues, including Board dynamics, meeting content, and interactions with management. He used the insights from these interviews to lead a full Board discussion in February 2018.

Underpinning all of these actions is a commitment to our shareholders, which is in turn embodied in the shareholder return principles that we have consistently outlined for our investor community and reiterated at our Investor and Analyst Conference. By following these principles, we were able to return value to our shareholders in fiscal 2017 through a 29% increase in our quarterly dividend and $8.0 billion in share repurchases.

We hope you will be able to join us at our 2018 Annual Meeting of Shareholders on Thursday, May 17, 2018. You will find information about the Meeting, including the matters to be voted on at the Meeting, in the enclosed Notice of Meeting and Proxy Statement. The Meeting will also include a report on the Company's performance and operations and a question and answer session. Fiscal 2017 was another record setting year for The Home Depot, and we look forward to discussing our performance with you. On behalf of our over 400,000 associates and our Board, we thank you for your support of The Home Depot.

Sincerely,

Craig A. Menear
Chairman, Chief Executive Officer and President

Gregory D. Brenneman
Independent Lead Director



THE HOME DEPOT, INC.
2455 Paces Ferry Road
Atlanta, Georgia 30339

NOTICE OF 2018 ANNUAL MEETING OF SHAREHOLDERS

DATE:	Thursday, May 17, 2018
TIME:	9:00 a.m., Eastern Time
PLACE:	Cobb Energy Performing Arts Centre – ****NEW LOCATION**** 2800 Cobb Galleria Parkway Atlanta, Georgia 30339
ITEMS OF BUSINESS:	(1) To elect as directors of the Company the 13 persons named in the accompanying Proxy Statement for terms expiring at the 2019 annual meeting; (2) To ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending February 3, 2019; (3) To cast an advisory vote to approve executive compensation ("Say-on-Pay"); (4) To act on four shareholder proposals described in the Proxy Statement, if properly presented; and (5) To transact any other business properly brought before the meeting.
WHO MAY VOTE:	Shareholders of record as of the close of business on March 19, 2018 are entitled to vote.
ANNUAL MEETING MATERIALS:	A copy of this Proxy Statement and our 2017 Annual Report are available on our Investor Relations website at http://ir.homedepot.com under "Financial Reports."
DATE OF MAILING:	A Notice of Internet Availability of Proxy Materials or this Proxy Statement is first being sent to shareholders on or about April 2, 2018.
ADDITIONAL INFORMATION:	The enclosed Proxy Statement contains important information, including a description of the business that will be acted upon at the meeting, voting procedures, and documentation required to attend the meeting. If you will need special assistance or seating, please contact Allison Spicer at (770) 384-2015. If you are unable to attend the meeting, you can listen to the meeting and view the presentation on the Company's performance through the live webcast on the Internet. Visit our Investor Relations website at http://ir.homedepot.com and click on "Events and Presentations" for details. The webcast will be archived and available for replay beginning shortly after the meeting.

By Order of the Board of Directors,

Teresa Wynn Roseborough

Teresa Wynn Roseborough
Corporate Secretary

THE HOME DEPOT 2018 PROXY STATEMENT

TABLE OF CONTENTS

THE HOME DEPOT 2018 PROXY STATEMENT SUMMARY

This summary highlights information contained in this Proxy Statement. This summary does not contain all of the information you should consider. **Please read the entire Proxy Statement carefully before voting as it contains important information about matters upon which you are being asked to vote.**

2018 ANNUAL MEETING INFORMATION (see pages 1-4)

Date:	Thursday, May 17, 2018
Time:	9:00 a.m., Eastern Time
<u>New</u> **Location:**	Cobb Energy Performing Arts Centre, 2800 Cobb Galleria Parkway, Atlanta, Georgia 30339
Record Date:	March 19, 2018
Admission:	To attend the meeting in person, you will need proof of your share ownership and valid picture identification
Meeting Webcast:	http://ir.homedepot.com under "Events and Presentations" beginning at 9:00 a.m., Eastern Time, on May 17, 2018

ITEMS OF BUSINESS

Proposal	Board Recommendation	Page Number
1. Election of 13 directors for one-year terms	For each nominee	15
2. Ratification of appointment of KPMG LLP as our independent registered public accounting firm	For	24
3. Advisory vote to approve executive compensation ("Say-on-Pay")	For	27
4. Shareholder proposal regarding semi-annual report on political contributions	Against	28
5. Shareholder proposal regarding EEO-1 disclosure	Against	30
6. Shareholder proposal to reduce the threshold to call special shareholder meetings to 10% of outstanding shares	Against	34
7. Shareholder proposal regarding amendment of compensation clawback policy	Against	36

Vote by Internet	Vote by telephone	Vote by mail
		
www.proxyvote.com	1-800-690-6903	Complete and mail your proxy card

> *Your vote is important. Whether or not you plan to attend the meeting, we urge you to vote and submit your proxy over the Internet, by telephone or by mail.*

THE HOME DEPOT 2018 PROXY STATEMENT SUMMARY

FISCAL 2017 COMPANY PERFORMANCE HIGHLIGHTS (see page 38)

Strong execution of our strategic initiatives resulted in solid performance for the fiscal year ended January 28, 2018 ("Fiscal 2017"). Highlights include:

- Increased net sales by 6.7% to $100.9 billion
- Increased operating income by 9.3% to $14.7 billion
- Increased net earnings by 8.5% to $8.6 billion and diluted earnings per share by 13% to $7.29
- Generated $12.0 billion in operating cash flow
- Returned value to shareholders during Fiscal 2017 through $4.2 billion in dividends and $8.0 billion in share repurchases
- Increased return on invested capital ("ROIC") from 31.4% to 34.2%. ROIC is defined as net operating profit after tax, a non-GAAP financial measure, for the most recent twelve-month period, divided by the average of beginning and ending long-term debt (including current installments) and equity for the most recent twelve-month period. For a reconciliation of net operating profit after tax to net earnings, the most comparable GAAP financial measure, and our calculation of ROIC, see "Non-GAAP Financial Measures" on page 23 of our Annual Report on Form 10-K as filed with the SEC on March 22, 2018 (the "2017 Form 10-K").

FISCAL 2017 EXECUTIVE COMPENSATION HIGHLIGHTS (see pages 38-51)

We pay for performance:

- A significant portion of our named executive officers' ("NEOs") target compensation is linked to Company performance:
  o Approximately 88% for our CEO
  o Approximately 80% for our other NEOs
- 100% of NEO annual cash incentive compensation and 80% of annual equity compensation (up from approximately 67% in the prior year) are tied to Company performance against pre-established, specific, measurable financial performance goals

We seek to mitigate compensation-related risk through a variety of vehicles:

- Annual compensation risk assessment
- Compensation recoupment policy applicable to all executive officers and clawback provisions in all equity awards
- Anti-hedging policy applicable to all associates, officers, and directors
- Stock ownership and retention guidelines for executive officers
- No change in control agreements

OUR CORPORATE GOVERNANCE POLICIES REFLECT BEST PRACTICES (see pages 5-14)

- Annual election of directors
- Majority voting standard in director elections
- Shareholder ability to act by written consent and call special meetings
- Shareholder right of proxy access
- Independent Lead Director
- Over 90% of directors and all Board committee members are independent
- Independent directors meet without management

- Director mandatory retirement age
- Annual Board strategy session and review of Company's strategic plan
- Director overboarding policy
- No shareholder rights plan or "poison pill"
- Director store walk policy
- Board education and orientation program
- Management succession policy set forth in Corporate Governance Guidelines
- Annual Board and committee self-evaluations

2018 DIRECTOR NOMINEES (see pages 17-23)

	Director Nominees		Board Committee Composition**			
Name	**Director Since**	**Position**	**Audit**	**LDCC**	**NCGC**	**Finance**
Gerard J. Arpey*	2015	Partner, Emerald Creek Group, LLC			✓	✓
Ari Bousbib*	2007	Chairman and Chief Executive Officer, IQVIA Holdings Inc. (formerly known as Quintiles IMS Holdings, Inc.)	✓			**Chair**
Jeffery H. Boyd*	2016	Executive Chairman, Booking Holdings Inc. (formerly known as The Priceline Group, Inc.)			✓	✓
Gregory D. Brenneman* (Lead Director)	2000	Executive Chairman, CCMP Capital Advisors, LLC				
J. Frank Brown* (Audit Committee Financial Expert)	2011	Managing Director and Chief Operating Officer, General Atlantic LLC	**Chair**			✓
Albert P. Carey*	2008	Chief Executive Officer, PepsiCo North America		**Chair**	✓	
Armando Codina*	2007	Executive Chairman, Codina Partners, LLC		✓	**Chair**	
Helena B. Foulkes*	2013	Chief Executive Officer, Hudson's Bay Company			✓	✓
Linda R. Gooden* (Audit Committee Financial Expert)	2015	Former Executive Vice President, Information Systems & Global Solutions, Lockheed Martin Corporation	✓	✓		
Wayne M. Hewett*	2014	Advisor, Permira, and Non-Executive Chairman, DiversiTech Corporation	✓	✓		
Stephanie C. Linnartz* (New Director Nominee)	N/A	Executive Vice President and Global Chief Marketing and Commercial Officer, Marriott International, Inc.		✓	✓	
Craig A. Menear	2014	Chairman, Chief Executive Officer and President, The Home Depot, Inc.				
Mark Vadon*	2012	Founder and former Chairman, zulily, Inc. and Blue Nile, Inc.	✓			✓

* All director nominees are independent except Mr. Menear, our Chairman, Chief Executive Officer and President.

** The table reflects anticipated Board committee assignments, subject to each nominee's election to the Board at the Meeting. Please see page 6 for information on our current Board committee composition.

LDCC = Leadership Development and Compensation Committee

NCGC = Nominating and Corporate Governance Committee

ABOUT THE 2018 ANNUAL MEETING OF SHAREHOLDERS

WHEN AND WHERE IS THE MEETING?

The 2018 Annual Meeting of Shareholders (the "Meeting") of The Home Depot, Inc. (the "Company") will be held at the Cobb Energy Performing Arts Centre, 2800 Cobb Galleria Parkway, Atlanta, Georgia 30339, on Thursday, May 17, 2018, at 9:00 a.m., Eastern Time. **Please note that this is a different location from where the Meeting has been held for the past several years.**

WHAT AM I VOTING ON?

You will be voting on the following items:

- Election to the Board of Directors (the "Board") of 13 nominees to serve until the 2019 Annual Meeting of Shareholders;
- Ratification of the Board's appointment of KPMG LLP ("KPMG") as the independent registered public accounting firm of the Company for the fiscal year ending February 3, 2019 ("Fiscal 2018");
- An advisory vote to approve executive compensation ("Say-on-Pay");
- The four shareholder proposals described in this Proxy Statement; and
- Transaction of any other business properly brought before the Meeting.

The Board recommends that you vote "For" each of the director nominees, the ratification of KPMG, and Say-on-Pay.

The Board recommends that you vote "Against" each of the shareholder proposals.

WHO IS ENTITLED TO VOTE?

Holders of record of shares of the Company's common stock as of the close of business on March 19, 2018, the record date for the Meeting, are entitled to vote. Each share of common stock is entitled to one vote on each matter presented for a vote of the shareholders. As of March 19, 2018, we had 1,152,716,916 shares of common stock outstanding.

HOW MANY SHARES MUST BE PRESENT TO HOLD THE MEETING?

In order for us to conduct the Meeting, holders of a majority of our outstanding shares of common stock as of the close of business on March 19, 2018 must be present in person or by proxy. This is referred to as a quorum. Your shares are counted as present if you attend the Meeting and properly vote in person or if you properly return a proxy or voting instruction form over the Internet, by telephone or by mail as explained in more detail below. Abstentions and broker non-votes (as defined below) will be counted for purposes of establishing a quorum but will not affect the outcome of the vote on any proposal. If a quorum is not present at the Meeting, the Meeting may be adjourned from time to time until a quorum is present.

HOW CAN I ATTEND THE MEETING?

To attend the Meeting, you will need to bring:

- Valid picture identification; and
- An admission ticket if your shares are registered in your name or a legal proxy from the bank or broker that is the record owner of your shares.

If your shares are registered in your name and you received a Notice of Internet Availability of Proxy Materials, the Notice is your admission ticket. If your shares are registered in your name and you received proxy materials by mail, your admission ticket is attached to your proxy card. If you hold shares through an account with a bank or broker, you will need to contact your bank or broker and request a legal proxy. A legal proxy is an authorization from your bank or broker for you to vote the shares it holds in its name on your behalf. It also serves as your admission ticket.

Be sure to bring your admission ticket if you will be attending the meeting. If you do not have valid picture identification and an appropriate form of admission ticket, you will not be admitted to the Meeting.

You may indicate whether you plan to attend the Meeting by checking the appropriate box if completing a proxy card or the voting instruction form provided by your bank or broker, responding when prompted if

voting by telephone, or making the appropriate selection at the bottom of the screen after entering your control number at www.proxyvote.com if voting over the Internet.

WHO IS SOLICITING MY VOTE?

The Company is providing this Proxy Statement in connection with the solicitation by the Board of proxies to be voted at the Meeting and at any reconvened or rescheduled meeting following any adjournment or postponement of the Meeting.

HOW DO I VOTE BEFORE THE MEETING?

If you are a registered shareholder, which means you hold your shares in certificate form or through an account with our transfer agent, Computershare Trust Company, N.A., you have three options for voting before the Meeting:

- Over the Internet, at www.proxyvote.com, by following the instructions on the Notice of Internet Availability of Proxy Materials or proxy card;
- By telephone, by dialing 1-800-690-6903; or
- By completing, dating, signing and returning a proxy card by mail.

If you are a beneficial holder, meaning you hold your shares in "street name" through an account with a bank or broker, your ability to vote over the Internet or by telephone depends on the voting procedures of your bank or broker. Please follow the directions on the voting instruction form that your bank or broker provides.

MAY I VOTE AT THE MEETING?

Yes. If you are a registered shareholder, you may vote your shares at the Meeting if you attend in person. If you hold your shares through an account with a bank or broker, you must obtain and present a legal proxy from the bank or broker in order to vote at the Meeting. Even if you plan to attend the Meeting, we encourage you to vote your shares before the Meeting.

MAY I REVOKE MY PROXY AND/OR CHANGE MY VOTE?

Yes. You may revoke your proxy and/or change your vote by:

- Signing another proxy card with a later date and delivering it to us before the Meeting;
- Voting again over the Internet or by telephone prior to 11:59 p.m., Eastern Time, on May 16, 2018;
- Voting at the Meeting before the polls close if you are a registered shareholder or have obtained a legal proxy from your bank or broker; or
- Notifying the Company's Corporate Secretary in writing before the Meeting that you revoke your proxy.

HOW DO I VOTE IF I PARTICIPATE IN ONE OF THE COMPANY'S RETIREMENT PLANS?

You may vote your shares over the Internet, by telephone, by mail or in person at the Meeting as if you were a registered shareholder, as described in this Proxy Statement. By voting, you are instructing the trustee of your plan to vote all of your shares as directed. If you do not vote, the shares credited to your account will be voted by the trustee in the same proportion that it votes shares in other accounts for which it received timely instructions. If, however, you hold shares through the self-directed brokerage window of your plan or you participate in one of the Company's Canada-based retirement plans and, in either case, you do not vote those shares, those shares will not be voted.

WHAT IF I SIGN AND RETURN MY PROXY BUT DO NOT PROVIDE VOTING INSTRUCTIONS?

Proxies that are signed, dated and returned but do not contain voting instructions will be voted:

- "For" the election of all of the 13 named director nominees;
- "For" the ratification of the appointment of KPMG;
- "For" the advisory Say-on-Pay vote;
- "Against" each shareholder proposal; and
- On any other matters properly brought before the Meeting, in accordance with the best judgment of the named proxies.

ABOUT THE 2018 ANNUAL MEETING OF SHAREHOLDERS

WILL MY SHARES BE VOTED IF I DO NOT PROVIDE A PROXY OR VOTING INSTRUCTION FORM?

If you are a registered shareholder and do not provide a proxy by voting over the Internet, by telephone or by signing and returning a proxy card, you must attend the Meeting in order to vote.

If you hold shares through an account with a bank or broker, the voting of the shares by the bank or broker when you do not provide voting instructions is governed by the rules of the New York Stock Exchange (the "NYSE"). These rules allow banks and brokers to vote shares in their discretion on "routine" matters for which their customers do not provide voting instructions. On matters considered "non-routine," banks and brokers may not vote shares without your instruction. Shares that banks and brokers are not authorized to vote are referred to as "broker non-votes."

The ratification of KPMG as the Company's independent registered public accounting firm for Fiscal 2018 is considered a routine matter. Accordingly, banks and brokers may vote shares on this proposal without your instructions, and there will be no broker non-votes with respect to this proposal.

The other proposals will be considered non-routine, and banks and brokers therefore cannot vote shares on those proposals without your instructions. Please note that if you want your vote to be counted on those proposals, including the election of directors, you must instruct your bank or broker how to vote your shares. If you do not provide voting instructions, no votes will be cast on your behalf with respect to those proposals.

HOW MANY VOTES ARE NEEDED TO APPROVE THE PROPOSALS?

The following table provides information about the votes needed to approve each proposal. A "majority of votes cast" means the number of "For" votes exceeds the number of "Against" votes.

	Items of Business	Board Recommendation	Voting Approval Standard	Effect of Abstention	Effect of Broker Non-Vote
1.	Election of 13 directors	For each director nominee	Majority of votes cast	None	None
2.	Ratification of KPMG	For	Majority of votes cast	None	Not applicable
3.	Say-on-Pay	For	Majority of votes cast	None	None
4-7.	Shareholder proposals	Against each proposal	Majority of votes cast	None	None

- <u>Election of Directors</u>: Each director nominee receiving a majority of votes cast will be elected as a director. If any incumbent director nominee does not receive a majority of votes cast, under Delaware law he or she would continue to serve on the Board until a successor is elected. However, our By-Laws provide that any incumbent director who fails to receive a majority of votes cast must promptly tender his or her resignation to the Board for consideration. The Nominating and Corporate Governance Committee will then recommend to the Board whether to accept or reject the resignation or to take any other action. The Board will act on that recommendation and publicly disclose its decision within 90 days following certification of election results. The director who tenders his or her resignation will not participate in the Nominating and Corporate Governance Committee's recommendation or in the Board's decision.

- <u>Say-on-Pay</u>: While this proposal is advisory in nature and not binding on the Company, our Leadership Development and Compensation Committee ("LDC Committee") and Board will consider the voting results in formulating future executive compensation policy.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE NOTICE, PROXY CARD OR VOTING INSTRUCTION FORM?

This means that your shares are registered in different names or are held in more than one account. To ensure that all shares are voted, please vote each account over the Internet or by telephone, or sign and return by mail all proxy cards and voting instruction forms. We encourage you to register all shares in the same name and address by contacting our transfer agent, Computershare, at 1-800-577-0177. If you hold your shares through an account with a bank or broker, you should contact your bank or broker and request consolidation.

About the 2018 Annual Meeting of Shareholders

WHY DID SOME SHAREHOLDERS RECEIVE A NOTICE WHILE OTHERS RECEIVED A PRINTED SET OF PROXY MATERIALS?

We are allowed to furnish our proxy materials to requesting shareholders over the Internet, rather than by mailing printed copies, so long as we send them a "Notice of Internet Availability of Proxy Materials." The Notice tells shareholders how to access and review the Proxy Statement and 2017 Annual Report online and how to vote over the Internet at www.proxyvote.com. If you receive the Notice and would like to receive printed proxy materials, follow the instructions in the Notice. If you receive printed proxy materials, you will not receive the Notice, but you may still access our proxy materials and submit your proxy over the Internet at www.proxyvote.com.

AVAILABILITY OF ANNUAL REPORT AND PROXY STATEMENT TO SHAREHOLDERS

Only one copy of the Notice or this Proxy Statement and the 2017 Annual Report is being delivered to shareholders sharing an address unless the Company has received contrary instructions from one or more of the shareholders at that address. Shareholders sharing an address who wish to receive separate copies of the Notice or this Proxy Statement and the 2017 Annual Report, or who wish to begin receiving a single copy of such materials, may make such request as follows:

- If you are a registered shareholder, by writing to Broadridge Investor Communication Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, NY 11717 or by calling 1-866-540-7095; or
- If you are a beneficial owner, by contacting your broker, dealer, bank, voting trustee or other nominee.

Registered shareholders sharing an address who elect to receive a single copy of the Notice or this Proxy Statement and the 2017 Annual Report will continue to receive separate proxy cards.

You may also elect to receive the Notice or this Proxy Statement and the 2017 Annual Report via e-mail by contacting Broadridge if you are a registered shareholder, by contacting your bank or broker if you are a beneficial owner, or by visiting our Investor Relations website at http://ir.homedepot.com under "Shareholder Services > Electronic Delivery of Proxy Materials."

Additional copies of this Proxy Statement and the 2017 Annual Report will be provided without charge to shareholders upon written request to Investor Relations, The Home Depot, Inc., 2455 Paces Ferry Road, Atlanta, Georgia 30339, or by calling (770) 384-2871. Copies may also be obtained via the Internet at http://ir.homedepot.com under "Financial Reports."

WHERE AND WHEN WILL I BE ABLE TO FIND THE VOTING RESULTS?

You can find the official results of the voting at the Meeting in our Current Report on Form 8-K that we will file with the Securities and Exchange Commission (the "SEC") within four business days after the Meeting. If the official results are not available at that time, we will provide preliminary voting results in the Form 8-K and will provide the final results in an amendment to the Form 8-K as soon as they become available.

CORPORATE GOVERNANCE

The Company has a long-standing commitment to strong corporate governance. Strong corporate governance promotes the long-term interests of shareholders, strengthens Board and management accountability, and helps build public trust in the Company. The Board has adopted policies and processes that foster effective Board oversight of critical matters such as strategy, risk management, financial and other controls, compliance, and management succession planning. The Board reviews our major governance documents, policies and processes regularly in the context of current corporate governance trends, regulatory changes and recognized best practices. The following sections provide an overview of our corporate governance structure, policies and processes, including key aspects of our Board operations.

BOARD OF DIRECTORS

Our Board currently has 13 members: Gerard J. Arpey, Ari Bousbib, Jeffery H. Boyd, Gregory D. Brenneman, J. Frank Brown, Albert P. Carey, Armando Codina, Helena B. Foulkes, Linda R. Gooden, Wayne M. Hewett, Karen L. Katen, Craig A. Menear and Mark Vadon. Each director who served during Fiscal 2017 was, and each current director continues to be, independent other than Mr. Menear, our Chairman, Chief Executive Officer ("CEO") and President.

Ms. Katen will be stepping down from the Board when her current term expires at the Meeting. As discussed further below, the Board has nominated Stephanie C. Linnartz to fill the seat to be vacated by Ms. Katen. Following the Meeting, the size of the Board will therefore remain at 13 members.

BOARD LEADERSHIP

We believe that having a combined Chairman, CEO and President, an independent Lead Director, and Board committees composed entirely of independent directors currently provides the best Board leadership structure for the Company. This structure, together with our other robust corporate governance practices, provides strong independent oversight of management while ensuring clear strategic alignment throughout the Company. Specifically, Mr. Menear proposes strategic priorities to the Board (with input from the Lead Director), communicates the Board's guidance to management, and is ultimately responsible for implementing the Company's key strategic initiatives.

At the same time, the Company recognizes the importance of providing independent oversight of the Board. Accordingly, since 1998, the Company has had a Lead Director. Our Lead Director is an independent director elected annually by the independent members of the Board. Gregory D. Brenneman currently serves as our Lead Director. Our Lead Director:

- Chairs Board meetings when the Chairman is not present, including presiding at executive sessions of the Board (without management present) at every regularly scheduled Board meeting;
- Works with management to determine the information and materials provided to Board members;
- Approves Board meeting agendas, schedules and other information provided to the Board;
- Consults with the Chairman on other matters that are pertinent to the Board and the Company;
- Has the authority to call meetings of the independent directors;
- Is available for communication and consultation with major shareholders upon request; and
- Serves as liaison between the Chairman and the independent directors.

To maximize the effectiveness of the Lead Director role, our Lead Director does not serve on any standing Board committees but instead is available to attend meetings of any of our Board committees and serve as a resource for the committees as needed.

COMMITTEES OF THE BOARD OF DIRECTORS

During Fiscal 2017, the Board had standing Audit, Nominating and Corporate Governance, Leadership Development and Compensation, and Finance Committees. The charters for each of the committees are available on the Company's Investor Relations website at http://ir.homedepot.com under "Corporate Governance > Committee Members & Charters." The current members of our committees, the principal functions of each committee and the number of meetings held in Fiscal 2017 are shown below. Each member of each committee during Fiscal 2017 was, and each current member continues to be, independent under our Director Independence Standards, as well as applicable SEC rules and NYSE listing standards.

Corporate Governance

Name of Committee and Current Members	Committee Functions
Audit: J. Frank Brown, Chair Ari Bousbib Linda R. Gooden Wayne M. Hewett Mark Vadon **Number of Meetings:** 9	• Oversees the Company's accounting and financial reporting process, as well as the integrity of the Company's consolidated financial statements and its internal control over financial reporting, including the audits thereof • Has primary responsibility for overseeing risk assessment and risk management • Has primary responsibility for overseeing data protection and cybersecurity risks • Reviews the Company's compliance with legal and regulatory requirements, including the U.S. Foreign Corrupt Practices Act and other anti-bribery laws • Reviews the qualifications, performance and independence of the Company's independent registered public accounting firm • Oversees the performance of the Company's internal audit function • Reviews the Company's compliance programs, including the whistleblower program, and the Company's monitoring of such programs
Nominating and Corporate Governance: Armando Codina, Chair Gerard J. Arpey Jeffery H. Boyd Albert P. Carey Helena B. Foulkes Karen L. Katen **Number of Meetings:** 4	• Develops the Company's corporate governance practices and procedures and oversees the related risks • Reviews and makes recommendations on significant Company policies affecting corporate and social issues • Reviews and monitors the performance and composition of the Board and its committees • Makes recommendations for director nominees • Reviews the independence of directors • Oversees communications between directors and shareholders • Reviews and approves or ratifies related-party transactions involving executive officers and directors • Oversees director engagement, education and orientation activities
Leadership Development and Compensation: Albert P. Carey, Chair Armando Codina Helena B. Foulkes Linda R. Gooden Wayne M. Hewett **Number of Meetings:** 5	• Reviews and evaluates the performance of executive officers • Reviews and recommends compensation of directors and the CEO and approves compensation of other executive officers • Reviews and recommends policies, practices and procedures concerning compensation strategy and other human resources-related matters • Administers stock incentive and stock purchase plans, including determining grants of equity awards under the plans • Undertakes annual review and risk assessment of compensation policies and practices • Oversees senior management succession planning policies and procedures • Monitors the independence of its compensation consultant
Finance: Ari Bousbib, Chair Gerard J. Arpey Jeffery H. Boyd J. Frank Brown Karen L. Katen Mark Vadon **Number of Meetings:** 4	• Oversees the management of the Company's long-range financial outlook and related financial risks • Reviews and recommends policies, practices and strategies concerning financial matters, including the Company's capital structure, investments and use of derivatives, share repurchases, credit programs, credit ratings, and insurance • Oversees the Company's annual capital plan, significant capital investments, and strategies with respect to mergers and acquisitions activity

CORPORATE GOVERNANCE

Subject to the election of the 13 director nominees discussed below under "Election of Directors," the members of the committees following the Meeting are expected to be as follows:

Audit	Nominating and Corporate Governance	Leadership Development and Compensation	Finance
J. Frank Brown, Chair	Armando Codina, Chair	Albert P. Carey, Chair	Ari Bousbib, Chair
Ari Bousbib	Gerard J. Arpey	Armando Codina	Gerard J. Arpey
Linda R. Gooden	Jeffery H. Boyd	Linda R. Gooden	Jeffery H. Boyd
Wayne M. Hewett	Albert P. Carey	Wayne M. Hewett	J. Frank Brown
Mark Vadon	Helena B. Foulkes	Stephanie C. Linnartz	Helena B. Foulkes
	Stephanie C. Linnartz		Mark Vadon

ATTENDANCE AT BOARD, COMMITTEE AND ANNUAL SHAREHOLDER MEETINGS

The Board met seven times during Fiscal 2017. The number of times that each standing committee of the Board met in Fiscal 2017 is shown in the section above. Each director attended at least 75% of the meetings of the Board and of the committees of which he or she was a member during Fiscal 2017. Company policy provides that all directors are expected to attend annual shareholder meetings, absent extraordinary circumstances. Every director serving on our Board at the time of the 2017 Annual Meeting of Shareholders attended that meeting.

BOARD OVERSIGHT OF RISK

The Board's oversight of risk is accomplished through the identification of key risks facing the Company and the mapping of those risks to the appropriate Board committee and/or to the full Board, based on the nature of the risk. In 2017, the Company updated the enterprise risk framework used to identify and manage those key risks. The updated framework considers external and internal factors that could distract the Company from our business or derail our strategic objectives. The Board reviews these key risks and the related framework annually, and the Board or appropriate Board committees discuss selected risks in more detail throughout the year, as discussed below.

Audit Committee
In accordance with NYSE requirements and our Audit Committee charter, our Audit Committee has primary responsibility for overseeing risk assessment and management, including the Company's major financial exposures and compliance risks and the steps management has taken to monitor and control those exposures and risks.

The Audit Committee stays apprised of significant actual and potential risks faced by the Company in part through review of quarterly reports from our Enterprise Risk Council (the "ERC"). Our ERC is composed of leaders from the principal functional areas of the Company and meets at least quarterly to discuss key risks and mitigation activities. The quarterly ERC reports identify the Company's top risks and denote whether primary oversight of each risk resides with a particular Board committee or the full Board. The chair of the ERC, who is also our Vice President of Internal Audit and Corporate Compliance, reports the ERC's risk analyses to senior management regularly, attends each quarterly Audit Committee meeting, and leads the Board's annual review of our risk framework.

The Audit Committee also has primary responsibility for overseeing risks related to data protection and cybersecurity, although the full Board also exercises oversight over these risks. This oversight includes detailed reports to the Audit Committee and/or the full Board on data protection and cybersecurity matters from senior members of our information technology department, including our Chief Information Officer and Chief Information Security Officer. The topics covered by these reports include risk management strategies, consumer data protection, the Company's ongoing risk mitigation activities, updates on annual associate training and other specific training initiatives, and cybersecurity strategy and governance

structure. The Audit Committee and/or full Board also receive updates on claims and investigations related to the data breach discovered by the Company in the third quarter of the fiscal year ended February 1, 2015 ("Fiscal 2014"), which as of the end of Fiscal 2017 have been substantially resolved. In addition, our internal audit department routinely performs audits on various aspects of data protection and cybersecurity and reports the results of these audits in its quarterly internal audit report to the Audit Committee.

The chair of the ERC also chairs our Data Security and Privacy Governance Committee, which is composed of leaders from the functional areas of the Company. The Data Security and Privacy Governance Committee was created to provide enterprise-wide oversight and governance over data protection and cybersecurity, including oversight of related risks, mitigation and incident response plans, awareness and training programs, and regulatory compliance. Its activities are reported to the Audit Committee and/or full Board in the detailed reports referred to above.

The Audit Committee also receives quarterly reports from our FCPA Oversight Committee, which oversees enterprise-wide compliance with the U.S. Foreign Corrupt Practices Act and the anti-bribery laws of the other jurisdictions in which we conduct business. The FCPA Oversight Committee is composed of our Executive Vice President, General Counsel and Corporate Secretary ("GC"), who chairs the committee, our Chief Financial Officer and Executive Vice President – Corporate Services ("CFO"), our Vice President of Internal Audit and Corporate Compliance, and representatives from each non-U.S. division, the business functions responsible for administration of our policies, and the business functions that manage our transactions outside of the U.S. In 2017, the Audit Committee also conducted an in-depth review of our internal audit department's fraud monitoring program. In addition, the Audit Committee meets separately with the chair of the ERC, our GC, our CFO, and KPMG, our independent registered public accounting firm, in executive session at each quarterly Audit Committee meeting.

Other Board Committees

In accordance with our risk mapping, our other Board committees consider significant risks within their areas of responsibility. As discussed in the Compensation Discussion and Analysis beginning on page 38, our LDC Committee oversees risks related to our compensation programs, including an annual review and risk assessment of the Company's compensation policies and practices, and monitors the independence of its compensation consultant. Our Nominating and Corporate Governance Committee oversees risks related to our governance policies and practices, including review and approval of any related-party transactions involving our directors and executive officers. Our Finance Committee oversees risks related to our capital structure, financial resources, utilization of derivatives and accelerated share repurchase agreements, and related financial matters. Each of our committees reports to the Board at each quarterly Board meeting.

As part of our risk assessment process, the Board and each committee receive presentations throughout the year from management regarding specific potential risks and trends as necessary. For example, in Fiscal 2017, we held discussions with the Board on ethics and values and on corporate social responsibility. At each Board meeting, our Chairman, CEO and President has the opportunity to discuss in a directors-only session matters of particular importance or concern, including any significant, evolving or nascent risks that may be of concern to the Board or the Company, and our Lead Director presides over an executive session of our independent directors at which risks faced by the Company may be discussed. Additionally, during Board-level review of the Company's short- and long-term strategies, as discussed in more detail below, the Board considers significant risks facing the Company and their potential impact. We believe that the practices described above and our current leadership structure facilitate effective Board oversight of our significant risks.

CORPORATE GOVERNANCE

BOARD ROLE IN STRATEGIC PLANNING

The Company's strategy is rooted in enhancing our interconnected retail experience to better meet our customers' changing preferences. Our Board plays an important role in the continued evolution of the Company's strategic planning process. At a dedicated strategy session each fall and through regular discussions at each quarterly Board meeting, our Board reviews the Company's strategy and capabilities and actively engages with management to ensure that the Company is well-positioned to continue creating shareholder value. In Fiscal 2017, those discussions helped shape our long-term strategy of investing in the "One Home Depot" experience outlined at our Investor and Analyst Conference in December 2017. As discussed in "Election of Directors" beginning on page 15, each director nominee, including our new nominee, Stephanie C. Linnartz, possesses specific skills and qualifications that provide the Company with key insights into elements necessary to build our One Home Depot experience. As a result of our focus on Board composition, we believe we have a Board with an appropriate mix of skills, backgrounds and experiences that leverages its diversity to effectively oversee our strategy as the Company positions itself to remain agile in a dynamic retail environment.

GOVERNANCE BEST PRACTICES

Our Board believes that effective governance means regular and thoughtful evaluation of the Company's governance policies and processes in light of the broader governance landscape. As a result, our governance framework contains a variety of methods for shareholder engagement, as well as mechanisms to ensure effective Board operations.

Shareholder Rights

Since 2011, we have provided our shareholders with the right to act by majority written consent. Similarly, for almost a decade, holders of 25% or more of our common stock have had the right to call a special meeting of shareholders. As described in more detail on page 13, shareholders may recommend Board candidates for consideration by our Nominating and Corporate Governance Committee. In 2016 we added to these long-standing shareholder rights by adopting "proxy access" to permit a shareholder, or group of up to 20 shareholders, owning at least 3% of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials director nominees constituting up to the greater of two individuals or 20% of the Board, provided that the shareholders and the nominees satisfy the requirements specified in the Company's By-Laws.

Corporate Governance Guidelines

The Company maintains Corporate Governance Guidelines that establish a common set of expectations to assist the Board and its committees in performing their duties. The table below provides an overview of several key elements of our Guidelines, which are available on the Company's Investor Relations website at http://ir.homedepot.com under "Corporate Governance > Overview" and in print upon request.

Key Corporate Governance Guidelines Provisions	
Outside Board Policy	We limit the number of other public company boards our directors may join to ensure that a director is not "overboarded" and is able to devote the appropriate amount of time and attention to the oversight of the Company. A director who is in an active, full-time role with a for-profit business may not serve on more than three other public company boards. Other directors may not serve on more than four other public company boards. In addition, Mr. Menear, our Chairman, CEO and President, may not serve on more than one other public company board. Any director seeking to join the board of directors of another public company or for-profit organization must first notify the Nominating and Corporate Governance Committee and obtain its approval to continue as a member of our Board.

CORPORATE GOVERNANCE

Key Corporate Governance Guidelines Provisions

Succession Planning	The Board and LDC Committee are actively engaged in succession planning for the Company, and regularly review the succession plans that support the Company's overall business strategy, with a focus on key positions at the senior officer level, including our CEO.
Director Engagement, Education and Orientation Program	The Nominating and Corporate Governance Committee oversees the director engagement, continuing education and orientation program, which includes both internal activities and access to external programming. Our program includes periodic walks of our stores and other facilities and in-depth meetings with management to provide our directors with the opportunity to observe our strategic initiatives in action and to expand their insight into business operations and activities.
Board Self-Evaluations	Each year, the Board, as required by our Corporate Governance Guidelines, conducts an evaluation of its performance and effectiveness. In addition, each of our Board committees conducts a self-evaluation pursuant to the requirements of the respective committee charter. These self-evaluations solicit feedback on a range of issues, including Board and committee structure and dynamics, meeting content, and interactions with management. In addition to these evaluations, in Fiscal 2017, continuing a practice started by our Chairman the prior year, our Lead Director conducted individual interviews with each of the directors addressing similar topics in a one-on-one setting. The feedback from those interviews was discussed with the full Board in February 2018. The Nominating and Corporate Governance Committee oversees the annual self-evaluation process on behalf of the Board.

COMPANY CULTURE: DOING THE RIGHT THING

The Home Depot has a strong commitment to ethics and integrity, and we are a values-driven business. These values are present in the way we do business and are more formally codified in the Company's Business Code of Conduct and Ethics. These values are also reflected in our 2017 Responsibility Report, which can be found on our website at https://corporate.homedepot.com/responsibility.

Inverted Pyramid and Core Values

The Company's culture is based on the inverted pyramid, where we put our customers and our associates at the top. Our culture also comes to life through our core values, values that serve as the foundation of our business and the guiding principles behind the decisions we make every single day. We believe our culture helps set us apart and provides a distinct competitive advantage for The Home Depot. We empower our associates to deliver a superior customer experience, and we reward associates who provide excellent customer service and embody The Home Depot values.



CORPORATE GOVERNANCE

Business Code of Conduct and Ethics

The Company has a Business Code of Conduct and Ethics that is applicable to all directors, officers and associates of the Company, including the CEO and the CFO. The Business Code of Conduct and Ethics reflects our strong commitment to ethics and integrity, and provides guidance on making decisions that align with our core values. The complete text of the code is available on the Company's Investor Relations website at http://ir.homedepot.com under "Corporate Governance > Overview" and is also available in print at no charge upon request. The Company will post any amendments to or waivers from the Business Code of Conduct and Ethics (to the extent applicable to the Company's executive officers and directors) at this location on its website.

DIRECTOR INDEPENDENCE

The Director Independence Standards in our Corporate Governance Guidelines exceed the independence standards adopted by the NYSE. Our independence standards are attached as Appendix A to this Proxy Statement. Pursuant to these guidelines, the Board and the Nominating and Corporate Governance Committee reviewed the independence of each current director and our new director nominee in early 2018. During this review, the Board and the Nominating and Corporate Governance Committee considered all relevant facts and circumstances related to transactions and relationships between each director (and his or her immediate family and affiliates) and the Company and its management to determine whether any such relationship or transaction would prohibit a director from being independent under SEC rules, the NYSE listing standards and the Company's Director Independence Standards.

Based on this review and the recommendation of the Nominating and Corporate Governance Committee, the Board affirmatively determined that all of our current directors and director nominees are independent except Craig A. Menear, our Chairman, CEO and President.

The Company has purchase, sale and other transactions and relationships in the normal course of business with companies with which certain Company directors are associated, but which our Board determined are not material to the Company, the directors or, except as otherwise indicated below, the companies with which the directors are associated. These transactions were reviewed and considered by the Board and the Nominating and Corporate Governance Committee in determining the independence of Company directors. In particular, the Board and the Nominating and Corporate Governance Committee took into account the following transactions during Fiscal 2017:

- Mr. Arpey served as a director of S.C. Johnson & Son, Inc., from which we purchased cleaning supply merchandise.

- Mr. Boyd served as Executive Chairman of Booking Holdings Inc. (formerly known as The Priceline Group, Inc.), from which we purchased travel-related services, and as a director of CLEAR, LLC, from which we purchased travel-related services.

- Mr. Brenneman served as Executive Chairman of CCMP Capital Advisors, LLC, which manages funds that have or had an equity interest in (1) The Hillman Companies, Inc. ("Hillman"), from which we purchased fasteners and other small hardware items; (2) Jetro Cash and Carry Enterprise, Inc., from which we purchased food supplies; and (3) Infogroup, Inc., from which we purchased data services. In Fiscal 2017, the Company was one of Hillman's largest customers. Mr. Brenneman does not serve as a director or officer of any of these portfolio companies.

- Mr. Brown served as Managing Director and Chief Operating Officer of General Atlantic LLC, which manages funds that have or had an equity interest in (1) Adyen B.V., from which we purchased payment services; (2) Airbnb, Inc., from which we purchased lodging services; (3) Appdynamics, Inc., from which we purchased software; (4) Box, Inc., from which we purchased data sharing services; (5) BuzzFeed, Inc., from which we purchased media services; (6) Flipp Corporation, from which we purchased digital retail services; (7) Mi9 Retail, Inc., from which we purchased software; (8) Mu Sigma Inc., from which we purchased data analytics consulting services; (9) Snap, Inc., from which we purchased media services; (10) Torchy's Tacos, from which we purchased food items; (11) Tory Burch, LLC, from which we purchased associate recognition gifts; and (12) Uber Technologies, Inc.,

from which we purchased transportation services. Mr. Brown does not serve as a director or officer of any of these portfolio companies.

- Mr. Carey served as Chief Executive Officer of PepsiCo North America, from which we purchased food and beverage products.

- Ms. Foulkes served as Executive Vice President of CVS Health Corporation and President of CVS Pharmacy, from which we purchased prescription management and health care services. In addition, in February 2018, Ms. Foulkes was named as Chief Executive Officer and a member of the board of directors of Hudson's Bay Company, from which we purchased associate gifts and apparel.

- Ms. Gooden served as a director of Automatic Data Processing, Inc., from which we purchased payroll and tax services; and as a director of General Motors Company, from which we purchased automobiles and related services.

- Mr. Hewett was named, effective March 1, 2018, as Non-Executive Chairman of DiversiTech Corporation, from which we purchased heating, ventilating, air conditioning, refrigeration and other related merchandise.

- Ms. Katen served as a director of Air Liquide, from which we purchased industrial gases.

- Ms. Linnartz served as Executive Vice President and Global Chief Marketing and Commercial Officer of Marriott International, Inc., from which we purchased lodging and event-related services.

- Mr. Vadon served as a director of Liberty Interactive Corporation, from which we purchased digital goods and services.

In each instance described above, the amount of payments made and received by each entity represented an immaterial percentage of the Company's and, except as otherwise stated above, the other entity's revenues. The Board and the Nominating and Corporate Governance Committee believe that all of the transactions and relationships during Fiscal 2017 described above were on arm's-length terms that were reasonable and competitive and that the directors did not participate in or receive any direct personal benefit from these transactions.

RELATED-PARTY TRANSACTIONS

The Nominating and Corporate Governance Committee reviews all related-party transactions involving a Board member or officer of the Company subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). To help identify related-party transactions, each director and executive officer completes a questionnaire that requires the disclosure of any transaction that the person, or any member of his or her immediate family, has or will have with the Company. Our GC also conducts an independent investigation by reviewing the Company's financial systems to determine if a director or executive officer, or a company with which he or she is affiliated, engaged in transactions with the Company during the fiscal year.

In accordance with its charter, the Nominating and Corporate Governance Committee reviews and approves, ratifies or rejects any transaction involving a related party that is identified. In approving, ratifying or rejecting a related-party transaction, the Nominating and Corporate Governance Committee considers such information as it deems important to determine whether the transaction is on reasonable and competitive terms and is fair to the Company. Transactions that are determined to be directly or indirectly material to the Company or a related party are disclosed in the Company's Proxy Statement. During Fiscal 2017, there were no related-party transactions that require detailed disclosure in this Proxy Statement.

CORPORATE GOVERNANCE

COMMUNICATING WITH THE BOARD

Shareholders and others who are interested in communicating directly with the Board, our Lead Director, or other independent directors, including those wishing to express concerns relating to accounting, internal controls, audit matters, fraud or unethical behavior, may do so by e-mail at HD_Directors@homedepot.com or by writing to the directors at the following address:


[Name of Director or Directors]
c/o Corporate Secretary
The Home Depot, Inc.
2455 Paces Ferry Road
Building C-22
Atlanta, Georgia 30339


The Corporate Secretary reviews and provides the Board and the Nominating and Corporate Governance Committee with a summary of all such communications and a copy of any correspondence that, in the opinion of the Corporate Secretary, deals with the functions of the Board or the standing committees of the Board, or that otherwise requires the attention of the Board and the Nominating and Corporate Governance Committee. Correspondence relating to accounting, internal controls or auditing matters is brought to the attention of the Company's internal audit department and, if appropriate, to the Audit Committee. All communications are treated confidentially.

SELECTING NOMINEES TO THE BOARD OF DIRECTORS

The Nominating and Corporate Governance Committee is responsible for considering candidates for the Board and recommending director nominees to the Board. All members of the Nominating and Corporate Governance Committee have been determined to be independent by the Board pursuant to SEC rules, NYSE listing standards and the Company's Director Independence Standards.

The Nominating and Corporate Governance Committee considers candidates for nomination to the Board from a number of sources. Current members of the Board are considered for re-election unless they have notified the Company that they do not wish to stand for re-election and provided they have not reached age 72 by the calendar year-end immediately preceding the Company's next annual meeting of shareholders. The Nominating and Corporate Governance Committee may also consider candidates recommended by current members of the Board, members of management and shareholders, as discussed below under "Director Candidates Recommended by Shareholders."

From time to time, the Nominating and Corporate Governance Committee engages independent search firms to assist in identifying potential Board candidates. Services provided by the search firms include identifying and assessing potential director candidates meeting criteria established by the Nominating and Corporate Governance Committee, verifying information about the prospective candidate's credentials, and obtaining a preliminary indication of interest and willingness to serve as a Board member. During Fiscal 2017, the Nominating and Corporate Governance Committee engaged the third-party search firm Heidrick & Struggles International, Inc. to assist it in identifying and assessing potential director candidates. Ms. Linnartz, who has been nominated for election as a director at the Meeting, was recommended by our third-party search firm.

The Nominating and Corporate Governance Committee evaluates all candidates, regardless of who recommended the candidate, based on the same criteria. The criteria and the process by which director nominees are considered and selected are discussed further below under "Election of Directors."

DIRECTOR CANDIDATES RECOMMENDED BY SHAREHOLDERS

The Nominating and Corporate Governance Committee will consider all candidates recommended by a shareholder (or group of shareholders) who owns at least 1% of the Company's outstanding shares of common stock and who has held such shares for at least one year as of the date of the recommendation. If the shareholder does not meet these requirements, the Nominating and Corporate Governance

CORPORATE GOVERNANCE

Committee may, but is not obligated to, evaluate the candidate and consider him or her for nomination to the Board. A shareholder wishing to recommend a candidate must submit the following documents to the Corporate Secretary, The Home Depot, Inc., 2455 Paces Ferry Road, Building C-22, Atlanta, Georgia 30339 not less than 120 calendar days prior to the anniversary of the date on which the Company's Proxy Statement was released to shareholders in connection with the previous year's annual meeting of shareholders:

- A recommendation that identifies the candidate and provides contact information for that candidate;
- The written consent of the candidate to serve as a director of the Company, if elected; and
- Documentation establishing that the shareholder making the recommendation meets the ownership requirements set forth above.

If the candidate is to be evaluated by the Nominating and Corporate Governance Committee, the Corporate Secretary will request from the candidate a detailed résumé, an autobiographical statement explaining the candidate's interest in serving as a director of the Company, a completed statement regarding conflicts of interest, and a waiver of liability for a background check. These documents must be received from the candidate before the first day of February preceding the annual meeting of shareholders.

ELECTION OF DIRECTORS

(ITEM 1 ON THE PROXY CARD)

The Board is elected annually by shareholders to oversee the long-term health and the overall success and financial strength of the Company's business. The Nominating and Corporate Governance Committee is responsible for considering candidates for the Board and recommending director nominees for the Board.

DIRECTOR CRITERIA AND QUALIFICATIONS

The Nominating and Corporate Governance Committee, when considering the composition of our Board, focuses on ensuring a mix of directors that collectively possess the breadth of expertise and experience appropriate for a retailer of our size and geographic scope. The Company is the world's largest home improvement retailer, with more than 2,280 retail stores in the United States, Canada and Mexico, and our business involves all facets of retail, including merchandising, supply chain, finance, real estate, human resources, information technology and cybersecurity, e-commerce, strategic management, marketing and communications, international commerce, and corporate governance. The Nominating and Corporate Governance Committee evaluates each director candidate on the basis of the length, breadth and quality of the candidate's business experience, the applicability of the candidate's skills and expertise to the Company's business and strategic direction, the perspectives that the candidate would bring to the entire Board, and the personality or "fit" of the candidate with existing members of the Board and management.

The Nominating and Corporate Governance Committee seeks directors who can:

- Demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;
- Be prepared to represent the best interests of all Company shareholders and not just one particular constituency;
- Demonstrate a record of professional accomplishment in his or her chosen field; and
- Be prepared and able to participate fully in Board activities, including membership on at least two committees.

BOARD REFRESHMENT AND DIVERSITY

We routinely assess the composition of the Board and aim to strike a balance between the knowledge and understanding of the business that comes from longer-term service on the Board and the fresh ideas and perspective that can come from adding new members. We also consider the expertise and cognitive diversity that is needed as our business changes and expands. As explained in more detail below, we also recognize the importance of having diversity of age, gender, race and ethnicity on the Board.

Our independent director nominees have a balance of tenure, age and diversity, which provides our Board with an effective mix of experience and fresh perspective









ELECTION OF DIRECTORS
(ITEM 1 ON THE PROXY CARD)

The retail landscape has rapidly evolved over the past ten years, and, if anything, the pace of change will accelerate in the future. We believe that Board refreshment is critical as the Company's business strategy continues to evolve with the competitive landscape, particularly as we build the One Home Depot experience. In the past five years, we have added six new independent directors, comprising nearly 50% of our current Board. Several of these directors, including our new director nominee Ms. Linnartz, have first-hand experience building an interconnected experience for their own companies' customers.

At the same time, we believe that we benefit from having several seasoned directors, including our Lead Director, who are well-versed in the Company's business and help facilitate the transfer of institutional knowledge. Having a tenured Lead Director who has served with four different Chief Executive Officers and through several different business cycles has proven extremely valuable, particularly as we have added new Board members and experienced senior management transitions. We believe the average tenure of our independent directors reflects the balance the Board seeks between different perspectives brought by long-serving and new directors.

In addition, the Nominating and Corporate Governance Committee recognizes the importance of selecting directors from various backgrounds and professions to ensure that the Board as a whole has a wealth of experiences and perspectives to inform its decisions and enhance its cognitive diversity. In addition to focusing on the skills and experience necessary to meet the core needs of the Company, the Nominating and Corporate Governance Committee considers the ability of the candidate to contribute to the Board by leveraging and valuing a broad set of experiences, including the director's ethnic, gender, generational, and racial diversity.

To accomplish this goal, the Nominating and Corporate Governance Committee is committed to including in each director search candidates who reflect diverse backgrounds, including diversity of race and gender. The Nominating and Corporate Governance Committee assesses the composition, including the diversity, of the Board at least once a year and more frequently as needed, particularly when considering potential new candidates.

ELECTION OF DIRECTORS
(ITEM 1 ON THE PROXY CARD)

2018 DIRECTOR NOMINEES

After evaluating the performance and experience of each of the current directors and the composition of the full Board, the Nominating and Corporate Governance Committee and the Board have recommended the election of 12 of our 13 incumbent Board members, as well as one new nominee, Ms. Linnartz, who has been nominated to fill the seat held by Ms. Katen. As noted earlier, Ms. Katen is stepping down from the Board at the end of her current term in May.

As detailed in each director's biography below, our Board collectively leverages its strengths in the following areas:



Each of the 13 individuals nominated for election to the Board would hold office until the 2019 Annual Meeting of Shareholders and until his or her successor is elected and qualified. Each nominee has agreed to serve as a director if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, the Board may reduce the number of directors that serve on the Board or choose a substitute nominee in accordance with our By-Laws.

The 13 nominees for election to the Board, as well as the anticipated Board committee assignments assuming each nominee is elected at the Meeting, are set forth below.

GERARD J. ARPEY



Director since: 2015

Age: 59

Committees:

Nominating and Corporate Governance

Finance

Mr. Arpey has been a partner in Emerald Creek Group, LLC, a private equity firm based in Southern California, since 2012. Prior to his retirement in November 2011, Mr. Arpey served as Chief Executive Officer of AMR Corporation, a global airline holding company, and its subsidiary American Airlines, from 2003 through November 2011, immediately prior to their voluntary filing for reorganization under Chapter 11 of the U.S. Bankruptcy Code. From 2004 through November 2011, he was also Chairman of the AMR Board of Directors. Mr. Arpey previously served as American Airlines' President and Chief Operating Officer, Senior Vice President of Finance and Planning, and Chief Financial Officer. Mr. Arpey currently serves on the board of directors of S. C. Johnson & Son, Inc., a privately-held company. He is also a trustee of the American Beacon Funds.

Skills and qualifications: Mr. Arpey brings to the Board extensive organizational management, strategic, financial, information technology ("IT") and international experience from his service as chairman, chief executive officer, and chief financial officer of one of the largest global airlines and service as a director of public and private companies.

Other U.S. Public Company Board Memberships in Past Five Years:

None

ELECTION OF DIRECTORS
(ITEM 1 ON THE PROXY CARD)

ARI BOUSBIB



Director since: 2007

Age: 57

Committees:

Audit

Finance (Chair)

Mr. Bousbib currently serves as Chairman and Chief Executive Officer of IQVIA Holdings Inc. (formerly known as Quintiles IMS Holdings, Inc.), a company dedicated to applying advanced analytics and technology to help healthcare clients find better solutions for patients. He assumed this position in October 2016 following the merger of IMS Health Holdings, Inc. ("IMS Holdings") and Quintiles Transnational Holdings, Inc. From 2010 to October 2016, Mr. Bousbib served as Chairman and Chief Executive Officer of IMS Health Incorporated, a subsidiary of IMS Holdings, and he also served as Chairman, Chief Executive Officer and President of IMS Holdings since its initial public offering in 2014. Prior to joining IMS Health, Mr. Bousbib spent 14 years at United Technologies Corporation ("UTC"), a commercial aerospace, defense and building industries company. From 2008 until 2010, he served as President of UTC's Commercial Companies, including Otis Elevator Company ("Otis"), Carrier Corporation, UTC Fire & Security and UTC Power. From 2002 until 2008, Mr. Bousbib was President of Otis, and from 2000 until 2002, he served as its Chief Operating Officer. Prior to joining UTC, Mr. Bousbib was a partner at Booz Allen Hamilton, a global management and technology consulting firm.

Skills and qualifications: In serving on our Board, Mr. Bousbib draws from his experience with managing large, sophisticated businesses, including oversight of extensive global operations, as well as strategic, finance, supply chain and IT matters. He plays a key role in the Board's oversight of the Company's supply chain, IT, international and finance matters, as well as providing insight into the development of corporate strategy.

Other U.S. Public Company Board Memberships in Past Five Years:

IQVIA Holdings Inc. (2016 to present)
IMS Health Holdings, Inc. (2014-2016)

JEFFERY H. BOYD



Director since: 2016

Age: 61

Committees:

Nominating and Corporate Governance

Finance

Mr. Boyd has served in a number of senior executive positions during his long and successful tenure at Booking Holdings Inc. ("Booking") (formerly known as The Priceline Group, Inc.), a leading provider of online travel and related services. His strategic leadership at Booking guided the company to grow from a loss in 2002 to a multi-billion dollar profitable business. Since January 2017, he has served as Booking's Executive Chairman. Prior to his current position, Mr. Boyd served in a number of roles of increasing responsibility at Booking, including most recently as its President and Chief Executive Officer from November 2002 until December 2013, Chairman from January 2013 to December 2016, and interim Chief Executive Officer and President during a portion of 2016. Mr. Boyd was Booking's President and Co-Chief Executive Officer from August 2002 to November 2002; its Chief Operating Officer from November 2000 to August 2002; and its Executive Vice President, General Counsel and Secretary from January 2000 to October 2000. Prior to joining Booking, Mr. Boyd was Executive Vice President, General Counsel and Secretary of Oxford Health Plans, Inc.

Skills and qualifications: Mr. Boyd brings to our Board extensive experience in global e-commerce, sales, and digital marketing, as well as proven leadership, corporate governance and strategic management skills. His e-commerce experience provides valuable insights into the continued execution and evolution of our interconnected retail strategy.

Other U.S. Public Company Board Memberships in Past Five Years:

Booking Holdings Inc. (2001 to present)

ELECTION OF DIRECTORS

(ITEM 1 ON THE PROXY CARD)

GREGORY D. BRENNEMAN



Director since: 2000

Age: 56

Lead Director

Mr. Brenneman, our Lead Director, currently serves as Executive Chairman of CCMP Capital Advisors, LLC ("CCMP"), a private equity firm with over $7 billion under management, a position he has held since October 2016. Previously, he served as Chairman of CCMP from 2008 until October 2016 and as its President and Chief Executive Officer from February 2015 until October 2016. He is also Chairman and Chief Executive Officer of TurnWorks, Inc., a private equity firm focusing on corporate turnarounds, which he founded in 1994. Prior to joining CCMP, Mr. Brenneman led restructuring and turnaround efforts at Quiznos, Burger King Corporation, PwC Consulting, a division of PricewaterhouseCoopers ("PwC"), and Continental Airlines, Inc. that resulted in improved customer service, profitability, and financial returns.

Skills and qualifications: As a successful business leader who has been involved in several well-known corporate spin-off and turnaround-driven transformations, Mr. Brenneman has an extensive background in general management of large organizations and expertise in accounting and corporate finance, retail, supply chain, marketing, and international matters. In addition, his directorships at other public companies provide him with broad experience on governance issues.

Other U.S. Public Company Board Memberships in Past Five Years:

PQ Group Holdings Inc. (2017 to present)
Baker Hughes, a GE company (2017 to present)
Baker Hughes Incorporated (2014-2017)
Milacron Holdings Corp. (2015-2017)
Automatic Data Processing, Inc. (2001-2014)
Francesca's Holdings Corporation (2010-2015)

J. FRANK BROWN



Director since: 2011

Age: 61

Audit Committee Financial Expert

Committees:

    Audit (Chair)

    Finance

Mr. Brown serves as Managing Director and Chief Operating Officer of General Atlantic LLC, a global growth equity firm, which he joined in 2011. From 2006 to 2011, Mr. Brown was Dean of INSEAD, an international business school with campuses in France, Singapore and Abu Dhabi. Before his appointment as Dean of INSEAD, he served as a member of its Board and as Chairman of its U.S. Council. Prior to his tenure at INSEAD, Mr. Brown spent 26 years at PwC, where he held a series of leadership roles, including head of its Assurance and Business Advisory Service, Transactions Services, and Corporate Development practices, and most recently the leader of the $3.5 billion Advisory Services operating unit of PwC. He also launched PwC's Genesis Park, a leadership development program to train the next generation of global leaders within the firm. Mr. Brown is a trustee of The Asia Society and a member of the American Institute of Certified Public Accountants. He is also an author and frequent speaker on leadership.

Skills and qualifications: Mr. Brown is a seasoned international business and academic leader whose strong technical expertise in financial and accounting matters qualifies him as an "audit committee financial expert" under SEC guidelines, as described in the "Audit Committee Report" on page 25 of this Proxy Statement, and he serves in such capacity on our Audit Committee.

Other U.S. Public Company Board Memberships in Past Five Years:

None

ELECTION OF DIRECTORS
(ITEM 1 ON THE PROXY CARD)

ALBERT P. CAREY



Director since: 2008

Age: 66

Committees:

Leadership Development and Compensation (Chair)

Nominating and Corporate Governance

Mr. Carey currently serves as Chief Executive Officer of PepsiCo North America, a consumer products company, a position he has held since 2016. In this role, he is responsible for leading PepsiCo's beverages, Frito-Lay and Quaker Foods businesses in North America. Previously, he was Chief Executive Officer of PepsiCo North America Beverages from 2011 to 2016, and President and Chief Executive Officer of Frito-Lay North America, the largest North American business division of PepsiCo, from 2006 to 2011. He also served as President of PepsiCo Sales, the sales division of PepsiCo, from 2003 to 2006, in charge of PepsiCo's sales and customer management for its retail, food service and fountain businesses. Other positions that Mr. Carey has held at PepsiCo include Chief Operating Officer of PepsiCo Beverages & Foods North America, and Chief Operating Officer of Frito-Lay North America. Prior to his career at PepsiCo, Mr. Carey spent seven years at The Procter & Gamble Company.

Skills and qualifications: Having served in a number of senior executive positions at PepsiCo, Mr. Carey enhances our Board's experience in and oversight of retail, supply chain and marketing matters, as well as contributing to the general management and strategic business development skills of our Board.

Other U.S. Public Company Board Memberships in Past Five Years:

Unifi, Inc. (2018 to present)

ARMANDO CODINA



Director since: 2007

Age: 71

Committees:

Leadership Development and Compensation

Nominating and Corporate Governance (Chair)

Mr. Codina is currently the Executive Chairman of Codina Partners, LLC, a real estate investment and development company that he formed in 2009, and he also served as its Chief Executive Officer until 2013. In 1980, Mr. Codina founded Codina Group, a South Florida-based commercial real estate firm. As Codina Group's Chairman and Chief Executive Officer, he led the company through significant growth for 26 years and successfully merged it with Florida East Coast Industries in 2006 to become Florida East Coast Industries' full-service real estate business, Flagler Development Group. In 2006, Mr. Codina was appointed Chairman, Chief Executive Officer and President of Flagler Development Group, where he served until 2008. He continued to serve as non-executive Chairman of Flagler until 2010. In addition to serving as Executive Chairman of his core real estate holdings, Mr. Codina is an active investor in and owner of MBB Auto Group, a premium luxury retail automotive group consisting of 15 dealerships in the Northeast. Prior to founding Codina Group, Mr. Codina served as President of Professional Automated Services, Inc., a pioneer in the development of comprehensive medical management systems that provided data processing services to physicians.

Skills and qualifications: Mr. Codina's extensive expertise in commercial real estate development and management provides our Board with significant insight into and understanding of the real estate issues faced by a large retail organization. His deep roots in Florida have also afforded the Board a unique insight into this market. In addition, Mr. Codina's past service on a number of public company boards of directors provides significant and valuable perspective into corporate management, board dynamics, and other aspects of corporate governance.

Other U.S. Public Company Board Memberships in Past Five Years:

AMR Corporation (1995-2013)

ELECTION OF DIRECTORS

(ITEM 1 ON THE PROXY CARD)

HELENA B. FOULKES



Director since: 2013

Age: 53

Committees:

Nominating and
Corporate Governance

Finance

Ms. Foulkes is currently the Chief Executive Officer and a member of the board of directors of Hudson's Bay Company ("HBC"), a multinational retailer, a position she has held since February 2018. Prior to HBC, she served as Executive Vice President of CVS Health Corporation ("CVS"), an integrated pharmacy health care provider and retailer, and President of CVS Pharmacy, from 2014 to February 2018. At CVS, Ms. Foulkes also served as Executive Vice President and Chief Health Care Strategy and Marketing Officer from 2011 to 2013; Executive Vice President and Chief Marketing Officer from 2009 to 2011; Senior Vice President of Health Services of CVS Pharmacy from 2007 to 2009; Senior Vice President, Marketing and Operations Services during a portion of 2007; and Senior Vice President, Advertising and Marketing from 2002 to 2007. Additionally, Ms. Foulkes held positions in Strategic Planning, Visual Merchandising, and Category Management during her 20-plus years with CVS.

Skills and qualifications: With a deep retail background, Ms. Foulkes brings to our Board significant experience in innovative marketing strategies, retail operations, merchandising, e-commerce, and real estate. In addition, her tenure with CVS provides insight into healthcare and associate wellness-related issues.

Other U.S. Public Company Board Memberships in Past Five Years:

None

LINDA R. GOODEN



Director since: 2015

Age: 64

Audit Committee Financial Expert

Committees:

Audit

Leadership
Development and
Compensation

Ms. Gooden enjoyed a 30-plus year career in various senior leadership roles with Lockheed Martin Corporation ("Lockheed"), a global aerospace, defense, security and advanced technologies company. Before her retirement, she most recently served as Executive Vice President, Information Systems & Global Solutions ("IS&GS") of Lockheed from 2007 to 2013. Under her leadership as Executive Vice President of IS&GS, Lockheed expanded its IT capabilities beyond government customers to international and commercial markets. She also served as Lockheed's Deputy Executive Vice President, Information and Technology Services from October to December 2006 and its President, Information Technology from 1997 to December 2006. In her role as President of Lockheed's IT division, Ms. Gooden grew the business over a 10-year period to become a multi-billion dollar business.

Skills and qualifications: Ms. Gooden brings to our Board her strong leadership capability demonstrated through her career at Lockheed. She has an extensive background in IT and cybersecurity, significant operations and strategic planning expertise, and experience in business restructuring, finance and risk management. She also brings to our Board her experience as a director at other public companies, particularly in the areas of finance, audit, strategic investments, acquisitions and divestitures, and she serves as an "audit committee financial expert" on our Audit Committee, as described in the "Audit Committee Report" on page 25 of this Proxy Statement.

Other U.S. Public Company Board Memberships in Past Five Years:

Automatic Data Processing, Inc. (2009 to present)
General Motors Company (2015 to present)
WGL Holdings, Inc. (2013 to present)

ELECTION OF DIRECTORS
(ITEM 1 ON THE PROXY CARD)

WAYNE M. HEWETT



Director since: 2014

Age: 53

Committees:

Audit

Leadership Development and Compensation

Mr. Hewett is a seasoned executive leader who has worked across a number of industries. Since March 2018, he has served as an advisor to Permira, a global private equity firm, and Non-Executive Chairman of DiversiTech Corporation, a manufacturer and supplier of HVAC equipment and a portfolio company of the Permira Funds. From August 2015 to November 2017, Mr. Hewett served as Chief Executive Officer of Klöckner Pentaplast Group, a leading supplier of plastic films for pharmaceutical, medical devices, food, electronics, packaging, printing and specialty applications. From January 2010 to February 2015, he served as President and Chief Executive Officer and as a member of the board of directors of Arysta LifeScience Corporation ("Arysta"), one of the world's largest privately held crop protection and life science companies. In February 2015, Arysta was acquired by Platform Specialty Products Corporation ("Platform"), a global producer of high technology specialty chemical products and provider of technical services, and Mr. Hewett served as President of Platform until August 2015. Prior to joining Arysta in 2009, Mr. Hewett served as a senior consultant to GenNx360, a private equity firm focused on sponsoring buyouts of middle market companies, from February to August 2009. Mr. Hewett's career has also included over 20 years with General Electric Company ("GE"), a multinational conglomerate corporation, including roles as GE's Vice-President, Supply Chain and Operations; President and Chief Executive Officer of GE Advanced Materials; President of GE Plastics Pacific; President of GE Toshiba Silicones; and membership on GE's Corporate Executive Council.

Skills and qualifications: Mr. Hewett brings to our Board extensive experience in general management, finance, supply chain, operational and international matters. He has significant experience executing company-wide initiatives across large organizations, developing proprietary products, optimizing a supply chain, and using emerging technologies to provide new products and services to customers.

Other U.S. Public Company Board Memberships in Past Five Years:

Ingredion Incorporated (2010-2015)
Platform Specialty Products Corporation (2015)

STEPHANIE C. LINNARTZ



New Director Nominee

Age: 50

Committees:

Leadership Development and Compensation

Nominating and Corporate Governance

Ms. Linnartz is currently Executive Vice President and Global Chief Marketing and Commercial Officer for Marriott International, Inc. ("Marriott"), a worldwide operator, franchisor, and licensor of hotels and timeshare properties, a position she has held since 2013. Prior to her current role, she served as Marriott's Global Officer, Sales & Revenue Management from 2009 to 2013. Ms. Linnartz joined Marriott as a financial analyst in 1997, and held several positions in finance before moving into sales and marketing. Her sales and marketing roles include Senior Vice President, Global Sales; Senior Vice President, Sales & Marketing Planning and Support; and Vice President, Sales & Marketing Channel Strategy & Analysis. Prior to Marriott, Ms. Linnartz worked for the Hilton Hotels Corporation.

Skills and qualifications: In her current role, Ms. Linnartz is responsible for providing strategic leadership to the brand management, marketing, e-commerce, sales, information technology, revenue management, and consumer insight functions for various Marriott Hotels and brands worldwide. This experience, together with her strong financial background, will enhance the Board's oversight of our interconnected retail strategy and the investments we are making for the "One Home Depot" experience for our customers.

Other U.S. Public Company Board Memberships in Past Five Years:

None

ELECTION OF DIRECTORS

(ITEM 1 ON THE PROXY CARD)

CRAIG A. MENEAR



Director since: 2014

Age: 60

Chairman, CEO and President

Mr. Menear has served as our Chief Executive Officer and President since November 2014 and our Chairman since February 2015. He previously served as our President, U.S. Retail from February 2014 to October 2014. In that role Mr. Menear was responsible for oversight of store operations and all merchandising departments, services and strategy; the Company's supply chain network and global sourcing and vendor management programs; and the Company's marketing and online business activities. From 2007 to February 2014, Mr. Menear served as our Executive Vice President – Merchandising, where he led our merchandising and supply chain transformations. From 2003 to 2007, he served as Senior Vice President – Merchandising, and from 1997 to 2003, he held several positions of increasing responsibility in the Company's Merchandising department, including Merchandising Vice President of Hardware, Merchandising Vice President of the Southwest Division and Divisional Merchandise Manager of the Southwest Division. Prior to joining the Company in 1997, Mr. Menear held various merchandising positions within the retail industry with companies such as IKEA, Builders Emporium, Grace Home Centers and Montgomery Ward, as well as operating an independent retail business.

Skills and qualifications: With more than three decades of experience in the retail and hardware home improvement industry, Mr. Menear brings to our Board extensive retail experience and knowledge of our business, including leadership experience in retail operations, merchandising, e-commerce, supply chain, vendor management, and organizational development.

Other U.S. Public Company Board Memberships in Past Five Years:

None

MARK VADON



Director since: 2012

Age: 48

Committees:

Audit

Finance

Mr. Vadon is one of the country's leading internet retailing entrepreneurs, having co-founded two highly successful online specialty retail businesses. In 2009, Mr. Vadon co-founded zulily, Inc., a daily deals site for moms, babies and kids, and served as the Chairman of its board of directors until zulily was acquired by Liberty Interactive Corporation in 2015. In 1999, Mr. Vadon founded Blue Nile, Inc., the leading online retailer of diamonds and fine jewelry, and served as the Chairman of its board of directors from its inception through 2013. During Blue Nile's history, Mr. Vadon also served as its Executive Chairman (from 2008 to 2011), Chief Executive Officer (from 1999 to 2008) and President (from 1999 to 2007). Prior to founding Blue Nile, Mr. Vadon was a consultant for Bain & Company, a management consulting firm, which he joined in 1992.

Skills and qualifications: Mr. Vadon brings to our Board in-depth experience in developing online businesses, effectively managing the use of technology, developing mobile applications and the associated user interfaces, as well as critical business analytic acumen. His expertise is an invaluable resource for the Company as our interconnected retail strategy continues to evolve.

Other U.S. Public Company Board Memberships in Past Five Years:

Liberty Interactive Corporation (2015 to present)
Blue Nile, Inc. (1999-2013)
zulily, Inc. (2013-2015)

WE RECOMMEND THAT YOU VOTE "FOR" THE ELECTION OF EACH NOMINEE TO THE BOARD OF DIRECTORS.

RATIFICATION OF THE APPOINTMENT OF KPMG LLP

(ITEM 2 ON THE PROXY CARD)

The Audit Committee is directly responsible for the appointment, compensation, retention, evaluation and oversight of the Company's independent registered public accounting firm. As part of this responsibility, the Audit Committee annually evaluates the independent registered public accounting firm's qualifications, performance and independence and assesses whether to continue to retain the firm or select a different firm. The Audit Committee and its Chair are also involved in and approve the selection of the lead audit partner, who is limited to no more than five consecutive years in that role before the position must be rotated in accordance with SEC rules.

The Audit Committee has appointed KPMG LLP to serve as the Company's independent registered public accounting firm for Fiscal 2018. KPMG (or its predecessor firms) has served in that capacity for the Company since 1979. The Audit Committee and the Board believe that the continued retention of KPMG as the Company's independent registered public accounting firm is in the best interests of the Company and its shareholders. Although we are not required to submit this matter to shareholders, the Board believes that it is a sound corporate governance practice to seek shareholder ratification of the appointment of KPMG. If shareholders do not ratify the appointment of KPMG, the Audit Committee will reconsider the appointment. Even if the appointment of KPMG is ratified by shareholders, the Audit Committee in its discretion may change the appointment at any time if it determines that such a change would be in the best interests of the Company.

One or more representatives of KPMG will be present at the Meeting. The representatives will have an opportunity to make a statement if they desire and will be available to respond to questions from shareholders.

WE RECOMMEND THAT YOU VOTE "FOR" THE RATIFICATION OF KPMG LLP AS THE COMPANY'S FISCAL 2018 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

AUDIT COMMITTEE REPORT

Each member of the Audit Committee is independent under SEC rules, the NYSE listing standards and the Director Independence Standards set forth in the Company's Corporate Governance Guidelines and attached as Appendix A to this Proxy Statement. The Board has determined that Mr. Brown and Ms. Gooden are "audit committee financial experts" as such term is defined in SEC rules.

The Audit Committee acts under a written charter, which sets forth its responsibilities and duties, as well as requirements for the Audit Committee's composition and meetings. The Audit Committee charter is available on the Company's Investor Relations website at http://ir.homedepot.com under "Corporate Governance > Committee Members & Charters" and is also available in print upon request.

The Audit Committee has:

- Reviewed and discussed the audited consolidated financial statements with the Company's management and discussed with KPMG LLP, independent registered public accounting firm for the Company, the matters required to be discussed by Public Company Accounting Oversight Board Auditing Standard No. 1301, *Communications with Audit Committees*;
- Received from KPMG the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG's independence, discussed with KPMG its independence, and concluded that KPMG is independent from the Company and its management;
- After review and discussions with management and KPMG, recommended to the Board that the audited consolidated financial statements for the Company be included in the Company's Annual Report on Form 10-K for Fiscal 2017 for filing with the SEC; and
- Reviewed and discussed the fees billed to the Company by KPMG for audit, audit-related, tax and all other services provided during Fiscal 2017, which are set forth below under "Independent Registered Public Accounting Firm's Fees," and determined that the provision of non-audit services is compatible with KPMG's independence.

This report has been furnished by the current members of the Audit Committee:

- J. Frank Brown, Chair
- Ari Bousbib
- Linda R. Gooden
- Wayne M. Hewett
- Mark Vadon

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S FEES

AUDIT AND OTHER FEES

The following table presents fees billed or expected to be billed for services rendered by KPMG during Fiscal 2017 and the fiscal year ended January 31, 2016 ("Fiscal 2016") (amounts in thousands):

	Fiscal 2017	Fiscal 2016
Audit Fees	$5,568	$5,032
Audit-Related Fees	208	204
Tax Fees	582	412
All Other Fees	–	–
Total Fees	**$6,358**	**$5,648**

Audit fees consist of fees for the annual audit of the Company's consolidated financial statements included in its Annual Report on Form 10-K, the annual audit of the Company's internal control over financial reporting, the quarterly reviews of the Company's consolidated financial statements included in its Quarterly Reports on Form 10-Q, services related to other regulatory filings made with the SEC, comfort letters and statutory audits of certain subsidiaries.

Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the consolidated financial statements but are not reported in the prior paragraph. These fees are related to the Company's employee benefit plan audits.

Tax fees for Fiscal 2017 consist of fees of $382,000 for tax compliance and preparation services and fees of $200,000 for tax planning, advisory and consulting services. Tax fees for Fiscal 2016 consist of fees of $402,000 for tax compliance and preparation services and fees of $10,000 for tax planning, advisory and consulting services.

PRE-APPROVAL POLICY AND PROCEDURES

The Audit Committee has adopted a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all services by the Audit Committee or by the Chair of the Audit Committee. Prior to the engagement of our independent registered public accounting firm, our Audit Committee pre-approves the above-described services by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval or for services in excess of the originally pre-approved amount. In those instances, our Audit Committee requires that we obtain specific pre-approval for those services. If pre-approval is required between Audit Committee meetings, the Chair of the Audit Committee may pre-approve the services, provided that notice of such pre-approval is given to the other members of the Audit Committee and presented to the full Audit Committee at its next scheduled meeting.

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION ("SAY-ON-PAY")

(ITEM 3 ON THE PROXY CARD)

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Section 14A of the Exchange Act, the Company provides its shareholders with the opportunity each year to vote to approve, on an advisory basis, the compensation of our named executive officers. The Company recommends that you vote for the approval of the compensation of our named executive officers as described in this Proxy Statement. Accordingly, you may vote on the following resolution at the Meeting:

> RESOLVED, that the shareholders approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed in the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosure in the Company's Proxy Statement for the 2018 Annual Meeting of Shareholders.

As described in the Compensation Discussion and Analysis and our "Fiscal 2017 Executive Compensation Report Card" beginning on page 38, the Company's compensation philosophy is to align executive pay with Company performance. We believe that this alignment motivates our executives to achieve our key financial and strategic goals, creating long-term shareholder value.

Our executive compensation program links pay to performance as follows:

✓ Approximately 88% of the Fiscal 2017 target compensation for our CEO and approximately 80% of the Fiscal 2017 target compensation for our other named executive officers was variable and paid based upon attainment of our pre-determined corporate performance objectives or the performance of our common stock.

✓ For Fiscal 2017, approximately 65% of our CEO's target compensation and approximately 58% of the target compensation of our other named executive officers was equity-based and paid in a mix of performance shares, performance-based restricted stock, and options.

✓ Our named executive officers do not receive tax reimbursements (also known as "gross-ups"), supplemental executive retirement plans, defined benefit pension plans, guaranteed salary increases or guaranteed bonuses and have limited perquisites.

✓ We employ a number of mechanisms to mitigate the chance of our compensation programs encouraging excessive risk taking, including an annual review and risk assessment of all elements of compensation by the LDC Committee, a compensation recoupment policy, stock ownership guidelines, and an anti-hedging policy.

Because the vote on this proposal is advisory in nature, it will not affect any compensation already paid or awarded to any named executive officer and will not be binding on or overrule any decisions by the LDC Committee or the Board. Because we value our shareholders' views, however, the LDC Committee and the Board will consider the results of this advisory vote when formulating future executive compensation policy. As noted on page 44 in the Compensation Discussion and Analysis, the LDC Committee considered the result of last year's vote, in which over 97% of the shares voted were voted in support of the compensation of the Company's named executive officers. Your advisory vote serves as an additional tool to guide the LDC Committee and the Board in continuing to align the Company's executive compensation program with the interests of the Company and its shareholders and is consistent with our commitment to high standards of corporate governance.

This vote is not intended to express a view on any specific element of compensation, but rather the overall named executive officer compensation program and philosophy as described in the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosure as set forth below under "Executive Compensation." We encourage you to carefully review these disclosures and to indicate your support for our named executive officer compensation program.

WE RECOMMEND THAT YOU VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS PRESENTED IN THIS PROXY STATEMENT.

SHAREHOLDER PROPOSAL REGARDING SEMI-ANNUAL REPORT ON POLITICAL CONTRIBUTIONS
(ITEM 4 ON THE PROXY CARD)

The New York State Common Retirement Fund, located at 59 Maiden Lane, 30th Floor, New York, New York 10038, is the beneficial owner of more than $2,000 in shares of the Company's common stock and has notified the Company of its intention to present the following proposal at the Meeting. The Company is not responsible for the accuracy or content of the proposal, which is presented as received from the proponent in accordance with SEC rules.

Resolved, that the shareholders of The Home Depot, Inc., ("Home Depot"" or "Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including:

    a. The identity of the recipient as well as the amount paid to each; and

    b. The title(s) of the person(s) in the Company responsible for decision-making.

The report shall be presented to the board of directors or relevant board committee and posted on the Company's website within 12 months from the date of the annual meeting. This proposal does not encompass lobbying spending.

Supporting Statement

As long-term shareholders of Home Depot, we support transparency and accountability in corporate political spending. This includes any activity considered intervention in a political campaign under the Internal Revenue Code, such as direct and indirect contributions to political candidates, parties, or organizations, and independent expenditures or electioneering communications on behalf of federal, state, or local candidates.

Disclosure is in the best interest of the company and its shareholders. The Supreme Court recognized this in its 2010 *Citizens United* decision: "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages."

Relying on publicly available data does not provide a complete picture of the Company's political spending. For example, the Company's payments to trade associations that may be used for election-related activities are undisclosed and unknown. This proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax-exempt organizations, which may be used for political purposes. This would bring our Company in line with a growing number of leading companies that present this information on their corporate websites.

The Company's board and shareholders need comprehensive disclosure to fully evaluate the political use of corporate assets. We urge your support for this critical governance reform.

RESPONSE TO PROPOSAL REGARDING SEMI-ANNUAL REPORT ON POLITICAL CONTRIBUTIONS

The Board recommends that you vote against this shareholder proposal. As the world's largest home improvement specialty retailer, we participate in the political process to support policies that further our business interests and create shareholder value. We are committed to complying with all laws governing these activities and conducting them in a transparent manner. We maintain a Political Activity and Government Relations Policy (the "Policy"), which is available on our Investor Relations website at http://ir.homedepot.com under "Corporate Governance > Overview." This Policy sets forth the standards for participation in the political process by the Company and its associates. We believe that our current practices, as described below, provide transparency and accountability with respect to our political spending.

The Policy contains links to two reports that address the information requested in the proposal. The first is an annual report of the Company's political contributions. This information is also available through the Federal Election Commission's website at http://www.fec.gov. The second is an annual report providing the aggregate dues paid to trade associations that engage in lobbying activities, including the amount spent on those activities, and a list of any of these organizations to which the Company makes yearly payments of $5,000 or more.

The Policy provides a review process for all political expenditures, addressing both corporate political contributions and any electioneering activity. As part of that process, the Nominating and Corporate Governance Committee conducts an annual review of the Company's political contributions and payments to trade associations that engage in lobbying activities.

With respect to electioneering, the Policy provides that the Nominating and Corporate Governance Committee must approve in advance any public advertisement directly or indirectly paid for by the Company that expressly advocates the election or defeat of a candidate in which the Company is identified specifically as an advocate of such election or defeat. To date, the Company has not made any expenditure for such electioneering communications, and has no present plans to make any such expenditures.

We believe that participating in the political process in a transparent manner is an important way to enhance shareholder value and promote good corporate citizenship. We do not believe, however, that implementing the semi-annual reporting requested by the proponent would provide shareholders with any more meaningful information than is already available.

**WE RECOMMEND THAT YOU
VOTE "AGAINST" THE ADOPTION OF
THIS SHAREHOLDER PROPOSAL.**

Shareholder Proposal Regarding EEO-1 Disclosure
(ITEM 5 ON THE PROXY CARD)

The Congregation of Benedictine Sisters, Boerne, Texas, located at 285 Oblate Drive, San Antonio, Texas 78216, is the beneficial owner of more than $2,000 in shares of the Company's common stock and has notified the Company of its intention to present the following proposal at the Meeting as lead proponent along with other orders of Benedictine Sisters as co-proponents. The Company is not responsible for the accuracy or content of the proposal, which is presented as received from the proponents in accordance with SEC rules.

2018 Home Depot Resolution EEO-1 Disclosure

WHEREAS: Equal employment opportunity (EEO) is a fair employment practice and an investment issue. We believe companies with good EEO records have a competitive advantage in recruiting/retaining employees. We believe Home Depot customers are increasingly diverse. A diverse work force is more likely to anticipate and respond effectively to consumer demand.

EEO practices have economic relevance. Home Depot annually files an EEO-1 report with the Equal Employment Opportunity Commission. This information could be made available to shareholders at a minimal additional cost. In 2001, Home Depot provided EEO information to investors upon request. Since then, Home Depot reversed policy on disclosure of this information.

Allegations of discrimination in the workplace burden shareholders with costly litigation/fines which can damage a company's reputation.

Home Depot has paid out more than $100 million to settle discrimination lawsuits, including $87 million in a 1997 settlement and $5.5 million to settle charges of class-wide gender, race and national origin discrimination at 30 Colorado stores.

In 2015, Home Depot settled a gender discrimination lawsuit for $83,400, alleging that women who were qualified for sales positions were relegated to cashiers jobs, even though they met criteria to hold sales jobs.

In 2016, Judge David Carter approved a $3 million Home Depot class action lawsuit settlement, ending allegations that Home Depot violated the Fair Credit Reporting Act (FCRA) by using improper background check forms on job applications. Home Depot agreed to comply with FCRA.

On September 28, 2017, the EEOC filed a lawsuit, charging Home Depot failed to accommodate and then fired an employee who had a disability-related emergency.

In 2017, 33.65% of Home Depot shares voted (counting votes for and against) supported this proposal.

RESOLVED:
Shareholders request that Home Depot prepare a diversity report, at reasonable cost and omitting confidential information, available to investors by September 2018, including the following:

1. A chart identifying employees according to their gender and race in each of the nine major EEOC-defined job categories for the last three years, listing numbers or percentages in each category;

2. A summary description of any affirmative action policies and programs to improve performance, including job categories where women and minorities are underutilized;

3. A description of policies/programs oriented toward increasing diversity in the workplace.

SHAREHOLDER PROPOSAL REGARDING EEO-1 DISCLOSURE
(ITEM 5 ON THE PROXY CARD)

SUPPORTING STATEMENT:

In 2015, the U.S. Equal Employment Opportunity Commission reported racial minorities comprised 37.2 percent of the private industry workforce, but just 14.01 percent of executives and managers. Likewise, women represented 47.85 percent of the workforce, but just 29.73 percent of executives and managers.

We agree with a recommendation of the 1995 bipartisan Glass Ceiling Commission that "public disclosure of diversity data—specifically data on the most senior positions—is an effective incentive to develop and maintain innovative, effective programs to break the glass ceiling barriers." Home Depot has demonstrated leadership on many corporate social responsibility issues. We ask the company to again demonstrate leadership in diversity by committing to EEO disclosure.

RESPONSE TO PROPOSAL REGARDING EEO-1 DISCLOSURE

<u>The Board recommends that you vote against this shareholder proposal</u>. Shareholders of the Company have consistently rejected this proposal at prior annual meetings. One of the Company's core values is Respect for All People, and we strive to foster a culture that encourages, supports, leverages, and values diversity and inclusion. As discussed in more detail in our 2017 Responsibility Report, which can be found on our website at https://corporate.homedepot.com/responsibility, we are committed to maintaining a diverse and inclusive environment for our associates. We are also focused on attracting, retaining and developing diverse talent, which ensures that the composition of our customers and our communities are reflected and represented in our Company.

We maintain a team of associates led by our Chief Diversity Officer that provides focused leadership in developing a diverse and inclusive work environment in which all associates are valued, respected, encouraged and supported to do their best work. Our commitment to diversity is also reflected in the makeup of our senior leadership team and our Board of Directors.

In 2017, our CEO joined the CEO Action for Diversity & Inclusion, pledging our commitment to ensure the continued advancement of diversity and inclusion in the workplace. We have also taken a number of other steps to promote our diversity and inclusion initiatives within our strategic framework, including the following:

- We maintain a diversity microsite on The Home Depot careers website, available at careers.homedepot.com > Culture > Diversity, which provides potential candidates with insight into our diversity initiatives as well as a unique perspective into our diverse and inclusive culture and workforce. In addition, we use an employment marketing strategy that enables us to source and recruit diverse associates through such avenues as national and local career fairs, social media, and multilingual ads and flyers.

- We partner with several diverse local and national organizations, such as the National Association for the Advancement of Colored People (NAACP), National Urban League, Hispanic Association on Corporate Responsibility and the National Association of Chinese Americans, to promote community involvement and both attract and develop diverse talent.

- Our internal communication strategy includes diversity and inclusion messaging focused on increasing cultural awareness and reiterating the importance of diversity and inclusion as core values. This includes focused communications in our stores and featured articles on our internal website showcasing associate accomplishments and opportunities for growth and development.

- We engage our associates through our seven Associate Resource Groups ("ARGs"), which are comprised of associates with an interest in the following dimensions of diversity: African-American, Disabled, Hispanic/Latino, LGBT (Lesbian, Gay, Bisexual and Transgendered), Military, Pan-Asian and Women. Our ARGs are committed to supporting the Company's business objectives and driving associate engagement through professional development, cultural awareness and community outreach.

- In addition to diversity and inclusion training for all leaders, we develop our leaders' capabilities through our Leaders Inclusion Network. This program builds on our Women in Leadership efforts with a gender balanced approach to promote inclusion and empower leaders to champion diverse talent.

- Our LDC Committee, which oversees our diversity and inclusion efforts, is committed to promoting diversity throughout the Company. The LDC Committee reviews our diversity and inclusion initiatives, as well as our progress against those initiatives, on at least an annual basis.

RESPONSE TO PROPOSAL REGARDING EEO-1 DISCLOSURE

The Board does not believe adoption of this proposal would enhance the Company's existing commitment to equal opportunity in any meaningful way. Several of the items requested by the proponent are duplicative of matters discussed in our 2017 Responsibility Report. With respect to EEO-1 matters, we do not believe that public dissemination of this information would promote the goal of increasing diversity. A Form EEO-1 is a confidential standardized form that requires companies to categorize their workforce solely by gender and race according to EEOC-defined generalized job categories that are applied across a broad variety of industries and companies. While management does track and review these categories, we use a variety of other metrics determined by management to be appropriate to monitor the Company's progress against its diversity and inclusion initiatives. Moreover, this information could be manipulated or misinterpreted by those with interests adverse to the Company.

In summary, the Company remains fully committed to our ongoing efforts to promote diversity and foster an inclusive environment for all associates throughout the Company, and we do not believe that this shareholder proposal would advance those goals.

**WE RECOMMEND THAT YOU
VOTE "AGAINST" THE ADOPTION OF
THIS SHAREHOLDER PROPOSAL.**

SHAREHOLDER PROPOSAL REGARDING SPECIAL SHAREHOLDER MEETINGS

(ITEM 6 ON THE PROXY CARD)

Mr. John Chevedden, located at 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, is the beneficial owner of at least 100 shares of the Company's common stock and has notified the Company of his intention to present the following proposal at the Meeting. The Company is not responsible for the accuracy or content of the proposal, which is presented as received from the proponent in accordance with SEC rules.

Proposal 6 –Special Shareholder Meeting Improvement

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 10% of our outstanding common stock the power to call a special shareowner meeting (or the closest percentage to 10% according to state law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. This proposal topic won more than 70%-support at Edwards Lifesciences and SunEdison in 2013.

This proposal topic also won 41%-support at the 2017 Home Depot annual meeting. This 41%-support could have been higher (for instance 46%) if small shareholders had the same access to independent corporate governance recommendations as large shareholders. We also did not have confidential voting. Thus management could have applied extra pressure to certain shareholders who initially voted in favor of the 2017 shareholder proposal.

A shareholder ability to call a special meeting would put shareholders in a better position to give input on improving the makeup of our board of directors after the 2018 annual meeting. Current directors could be reassigned. Company performance and shareholder value can benefit from such improvements.

For example, we did not have oversight of our CEO by an independent chairman. And Craig Menear, our CEO/Chairman received the highest negative votes of any director. The role of Lead Director has limited addition oversight of our CEO/Chairman. However Gregory Brenneman, Lead Director, had the longest tenure by far of any Home Director – 17-years. Long-tenure can impair the independence of a director no matter how well qualified. Independence is a priceless attribute in a director, especially a Lead Director.

With work on 4 boards total Director Linda Gooden could be too distracted to serve on our Audit and Executive Pay Committees. The Audit Committee had 9 meetings in a year. Home Depot had 3 directors (Armando Codina, Gerald Arpey and Karen Katen) who were flagged due to their prior positions on the boards of big companies that went bankrupt.


Please vote to improve management accountability to shareholders:
Special Shareholder Meeting Improvement – Proposal 6


RESPONSE TO PROPOSAL REGARDING SPECIAL SHAREHOLDER MEETINGS

<u>The Board recommends that you vote against this shareholder proposal.</u> Currently, shareholders of 25% of our common stock have the right to call a special meeting, pursuant to a Company proposal adopted by our shareholders at our 2009 annual meeting. Our shareholders have been asked to vote on a proposal lowering the threshold in five of the last six years – to 10% in 2015 and 2016 and to 15% in 2012, 2014 and 2017 – and each time, our shareholders have rejected allowing a smaller minority of shareholders to call a special meeting. Our Board of Directors continues to believe that 25% is an appropriate threshold, particularly when viewed together with our robust corporate governance practices and the many shareholder protections that we have adopted.

As noted in our Corporate Governance Factsheet, located on our Investor Relations website at http://ir.homedepot.com under "Corporate Governance > Factsheet," in addition to a shareholder right to call a special meeting, we have adopted extensive governance best practices. We provide our shareholders with a proxy access right, as well as majority voting for directors, annual director elections and a shareholder right to act by majority written consent. In each of the last five years, Institutional Shareholder Services (ISS) has consistently given us its highest ranking of "1" under its QualityScore governance rating system, reflecting its conclusion that our corporate governance risk is low.

If adopted, this proposal would have the effect of allowing a relatively small minority of shareholders with narrow interests to call an unlimited number of special meetings to consider matters that may not be in the best interests of all of our shareholders. We believe that at least 25% of our shareholders should agree that a matter be addressed before a special meeting is called. Therefore, in the best interests of our shareholders and Company and in light of the many shareholder protections we already have in place, we recommend that you vote against this shareholder proposal.

**WE RECOMMEND THAT YOU
VOTE "AGAINST" THE ADOPTION OF
THIS SHAREHOLDER PROPOSAL.**

SHAREHOLDER PROPOSAL REGARDING AMENDMENT OF COMPENSATION CLAWBACK POLICY

(ITEM 7 ON THE PROXY CARD)

The International Brotherhood of Teamsters General Fund, located at 25 Louisiana Avenue, NW, Washington, D.C. 20001, is the beneficial owner of more than $2,000 in shares of the Company's common stock and has notified the Company of its intention to present the following proposal at the Meeting. The Company is not responsible for the accuracy or content of the proposal, which is presented as received from the proponent in accordance with SEC rules.

RESOLVED: Shareholders of **The Home Depot, Inc.** urge the Board of Directors' Leadership Development and Compensation Committee to amend Home Depot's compensation clawback policy, as applied to senior executives, to add that the Committee will review and determine whether to seek recoupment of incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, certain conduct resulted in a violation of law or Home Depot policy and caused financial or reputational harm to Home Depot, and if a senior executive either engaged in the conduct or failed in his or her responsibility to manage or monitor conduct or risks, with Home Depot to disclose to shareholders the circumstances of any recoupment or decision not to pursue recoupment in those situations.

"Recoupment" includes both recovery of compensation already paid and forfeiture, recapture, reduction or cancellation of future amounts awarded or granted over which Home Depot retains control. This policy should operate prospectively and be implemented so as not to violate any contract, compensation plan, law or regulation.

SUPPORTING STATEMENT: As long-term shareholders, we believe that compensation policies should promote sustainable value creation. We agree with former GE general counsel Ben Heineman Jr. that recoupment policies are "a powerful mechanism for holding senior leadership accountable to the fundamental mission of the corporation: proper risk taking balanced with proper risk management and the robust fusion of high performance with high integrity." (http//:blogs.law.harvard.edu/corpgov/2010/08/13/ making-sense- out-of- clawbacks/)

Home Depot's current clawback policy allows, among other things, a recoupment of certain incentive pay from a corporate officer if such compensation was based on financial results or operating metrics that were satisfied as a result of such officer's knowing or intentional fraudulent or illegal conduct.

In our view, this recoupment policy is too limited in its assessment of executive conduct and the implications for long-term shareholder value.

We view recoupment as an important remedy for other kinds of conduct that may not immediately affect financial results, but may nonetheless harm Home Depot's reputation and prospects, as well as its shareholders.

The reason for a stronger policy is illustrated by the political and reputational risks Home Depot is incurring from its association with what a *USA Today* investigation called modern-day indentured serv[itude]" in the Los Angeles and Long Beach port trucking industry. https://www.usatoday.com/pages/interactives/news/ rigged-forced-into-debt-worked-past-exhaustion-left-with-nothing/. The report documented how truck drivers, including those moving products destined for Home Depot stores, are pressured to violate hours of service standards, pay for their own insurance, repairs, and fuel, and to sign "lease-to-own" agreements that do not allow them to keep their trucks or recover their investments if they quit or are fired. The report prompted four U.S. Senators to write to Home Depot asking about its knowledge of labor violations in the port trucking industry and its plans to cut ties with offending companies.

As a retail company Home Depot should not find itself and its products associated with such practices. Compensation incentives should be structured to address such concerns.

RESPONSE TO PROPOSAL REGARDING AMENDMENT OF COMPENSATION CLAWBACK POLICY

<u>The Board recommends that you vote against this shareholder proposal</u>. The Company currently has in place a compensation clawback policy, as well as other features in its compensation programs, that the Board and LDC Committee believe are appropriate and effective and that align the interests of our senior executives and shareholders.

As discussed in more detail on page 49 of this Proxy Statement, our Corporate Governance Guidelines contain an executive compensation clawback policy applicable to all of our executive officers. This policy is also included in the LDC Committee charter, reflecting the LDC Committee's oversight of compensation-related risk. Further, our incentive compensation plans, including our Management Incentive Plan and Amended and Restated 2005 Omnibus Stock Incentive Plan, expressly provide that all awards are subject to our clawback policy. Our equity award agreements also include clawbacks in the event of termination of employment for certain specified reasons, such as neglect or misconduct of employment duties that result in economic harm to the Company and, starting with awards granted in Fiscal 2018, violation of the Company's code of conduct. The Company and the Board are committed to pursuing recoupment actions, when appropriate, against current and former executives.

Our existing clawback policy covers knowing or intentional misconduct by executive officers. The proposal, however, would permit the Board to recover compensation from any executive deemed to have "failed in his or her responsibility to manage or monitor conduct and risks." This undefined, subjective standard includes conduct involving no violation of law or Company policy and does not take into account any degree of personal culpability.

While we maintain a strong pay-for-performance compensation model for our executives, our Board and LDC Committee do not believe that compensation paid in prior years should be recoverable absent misconduct. Instead, we believe that poor business performance, failures to manage risk and similar matters should be addressed through the tools already at our disposal – namely, reductions in future incentive compensation, reductions in responsibility, and/or termination of employment. The proposed policy could actually discourage ethical business leaders from taking appropriate and necessary risks in our current dynamic retail environment for fear of losing compensation without any individual misconduct. This result could undermine our strategy and the pay-for-performance model our compensation policies are designed to encourage. Further, such an imprecise, subjective standard could undermine our ability to recruit and retain executive talent, as few of our peer companies have a clawback policy with features like the one set forth in the proposal.

In addition to the recoupment provisions we already have, existing law requires recoupment in certain circumstances, as well as certain related disclosures. The Sarbanes-Oxley Act of 2002 requires recoupment of some executives' awards if a misstatement resulted from misconduct. SEC rules also required us to disclose in our proxy statement when compensation has been recouped, and the amount recouped, from our named executive officers. In addition, where necessary to an understanding of our compensation policies and compensation decisions regarding the named executive officers, we must disclose in our proxy statement the reasons for the recoupment and how we determined the amount to be recovered. Mandating public disclosure of all recoupment actions, beyond what is currently required, could be harmful to both the Company and its executives. Decisions to disclose information are more properly made on a case-to-case basis, balancing investors' interest in information with applicable legal requirements, privacy concerns and other commercial considerations.

The Board believes this proposal is unnecessary because the Company's existing compensation recoupment policies and practices, together with the additional tools available to the Company to address executive performance and conduct and existing SEC disclosure rules, effectively address the concerns raised by the proponent.

**WE RECOMMEND THAT YOU
VOTE "AGAINST" THE ADOPTION OF
THIS SHAREHOLDER PROPOSAL.**

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

Fiscal 2017 Company Business Objectives and Performance

Our strategic framework in Fiscal 2017 continued to evolve to reflect the changing needs of our customers, our business, and the retail environment. We focused on two primary objectives – growing market share with the professional customer and the consumer, and delivering shareholder value. These objectives are supported by five core strategies aimed at connecting the business end to end to create a seamless One Home Depot experience. The five strategies, which are discussed in more detail in our 2017 Form 10-K, are:

- **Connect Associates to Customer Needs**
- **Interconnected Experience: Store to Online, Online to Store**
- **Connect Products and Services to Customer Needs**
- **Connect Product to Shelf, Site and Customer**
- **Innovate Our Business Model and Value Chain**

Our execution of these strategic initiatives is reflected in our Fiscal 2017 performance. Highlights of that performance include the following:

- Increased net sales by 6.7% to $100.9 billion;
- Increased operating income by 9.3% to $14.7 billion;
- Increased net earnings by 8.5% to $8.6 billion and diluted earnings per share by 13% to $7.29;
- Generated $12.0 billion in operating cash flow; and
- Increased ROIC from 31.4% to 34.2%.

As a result of our significant cash flow from operations and disciplined capital allocation, we were also able to return value to our shareholders during Fiscal 2017 through a 29% increase in our quarterly dividend for a total of $4.2 billion in dividends, $8.0 billion in share repurchases, and a 50% increase in our stock price.

Named Executive Officers

Our named executive officers for Fiscal 2017 were:

- Craig A. Menear, Chairman, CEO and President;
- Carol B. Tomé, CFO and Executive Vice President – Corporate Services;
- Matthew A. Carey, Executive Vice President and Chief Information Officer;
- Edward P. Decker, Executive Vice President – Merchandising; and
- Mark Q. Holifield, Executive Vice President – Supply Chain and Product Development.

In Fiscal 2017, all of the Executive Vice Presidents listed above reported directly to the CEO.

Compensation Philosophy and Objectives: Pay for Performance

We designed our compensation program for associates at all levels with the intent to align pay with performance. By doing so, we seek to motivate associate performance and enhance morale, which drives a superior customer experience. We believe this alignment encourages achievement of our strategic goals and creation of long-term shareholder value.

The principal elements of our compensation program for executive officers are base salary, annual incentives and long-term incentives. We use a number of the financial metrics highlighted above, which drive shareholder value, as the key performance metrics in our compensation programs. This congruency aligns both pay with performance and executive interests with shareholder interests. The following Executive Compensation Report Card highlights the alignment between pay and performance for each of the elements of our compensation program for Fiscal 2017.

EXECUTIVE COMPENSATION

FISCAL 2017 EXECUTIVE COMPENSATION REPORT CARD: THE HOME DEPOT PAYS FOR PERFORMANCE

Approximately 88% of our CEO's target compensation for Fiscal 2017 (approximately 80% on average for our other named executive officers, or "NEOs") was at risk and contingent upon the achievement of corporate performance objectives and/or share price performance. The components of total target compensation for Fiscal 2017 were:



Below are the variable components of Fiscal 2017 total target compensation, including the performance measures used for each, the actual Company performance in Fiscal 2017 relevant to those measures, and the resulting compensation paid to our NEOs.

Fiscal 2017 Performance Measures	Fiscal 2017 Company Performance	Fiscal 2017 Executive Compensation Results

Management Incentive Plan ("MIP"):

- Sales, operating profit and inventory turns – operating profit threshold level must be met for any MIP payout to occur ($ in billions):

	Threshold	Target	Maximum
Sales (40%)	$93.99	$98.94	$118.73
Operating Profit (40%)	$12.91	$14.34	$ 17.21
Inventory Turns (20%)	4.56	5.07	6.08

Exceeded target levels for each of the sales, operating profit and inventory turns goals:

- Sales (as defined in the MIP)* of $100.84 billion
- Operating profit (as defined in the MIP)* of $14.68 billion
- Inventory turns of 5.11 times

MIP payout levels are determined as a percentage of base salary, with a target level payout of 200% of base salary for the CEO, 125% for the CFO and 100% for other NEOs

Actual MIP Payout:

NEO	Performance as % of Target	MIP Payout
C. Menear	109.4%	$2,843,328
C. Tomé	109.4%	$1,517,353
M. Carey	109.4%	$ 825,659
E. Decker	110.0%	$ 868,815
M. Holifield	110.0%	$ 879,812

Fiscal 2017-2019 Performance Share Award:

- Three-year average return on invested capital ("ROIC") and operating profit ($ in billions):

	Threshold	Target	Maximum
Three-Year Average ROIC (50%)	32.0%	35.5%	39.1%
Three-Year Average Operating Profit (50%)	$13.50	$15.00	$16.49
Payout as a Percent of Target	25%	100%	200%

As of the end of Fiscal 2017:

- ROIC (as defined in the terms of the award)* of 34.2%
- Operating profit (as defined in the terms of the award)* of $14.68 billion

Shares are received following the end of the three-year performance period, if and to the extent the performance measures are met

Performance-Based Restricted Stock:

- Operating profit – restricted stock is forfeited if Fiscal 2017 operating profit is not at least 90% of the MIP target (at least $12.91 billion)

Operating profit (as defined in the MIP)* of $14.68 billion exceeded the 90% threshold

Shares of restricted stock were not forfeited, and will vest 50% after 30 months and 50% after 60 months from grant date

Stock Options:

- Stock price performance – annual grant with an exercise price of $147.36 made on March 22, 2017

- 50% increase in stock price in Fiscal 2017
- One-year Total Shareholder Return ("TSR") of 53.3% compared to the one-year TSR for the S&P 500® Index of 27.7%

- At the end of Fiscal 2017, options were in-the-money by $59.87 per share
- Options vest 25% on the second, third, fourth and fifth anniversaries of the grant date

* See "—Elements of Our Compensation Programs—Adjustments" on page 45 below and "—Elements of Our Compensation Programs—Fiscal 2017 MIP Results" on page 46 below.

Executive Compensation

Performance-Based Features of Fiscal 2017 Compensation

The following features of our compensation program for executive officers illustrate our performance-based compensation philosophy and our practice of following compensation best practices:

✓ 100% of annual incentive compensation under our Fiscal 2017 MIP was tied to performance against pre-established, specific, measurable financial performance goals.

✓ One half of the annual Fiscal 2017 equity grant (as compared to one-third of the Fiscal 2016 equity grant) was in the form of a three-year performance share award with payout contingent on achieving pre-established average ROIC and operating profit targets over the three-year performance period.

✓ Our performance-based restricted stock awards, which comprised 30% of the annual Fiscal 2017 equity grant, were forfeitable if Fiscal 2017 operating profit had been less than 90% of the MIP target. Dividends on performance-based restricted stock grants are accrued and not paid out to executive officers unless and until the performance goal is met.

✓ Our equity awards have longer vesting periods than many of our peers, with the performance-based restricted stock and stock options vesting over five years and the performance shares cliff vesting after three years (subject to achievement of performance goals), which better aligns executive officers' interests with the interests of our shareholders in the long-term performance of the Company.

✓ Approximately 88% of our CEO's total target compensation was tied to the achievement of corporate performance objectives and/or share price performance.

✓ We do not provide tax reimbursements, also known as "gross-ups," to executive officers; we have limited perquisites; and we do not have any supplemental executive retirement plans, defined benefit pension plans, guaranteed salary increases or guaranteed bonuses.

✓ We prohibit all associates, officers and directors from entering into hedging or monetization transactions designed to limit the financial risk of owning Company stock.

Impact of Fiscal 2017 Business Results on Executive Compensation

The amount of incentive compensation paid to our executive officers, if any, is determined by our performance against our Fiscal 2017 business plan, a plan intended to be challenging in light of prevailing economic conditions, yet attainable through disciplined execution of our strategic initiatives. The compensation earned by our named executive officers in Fiscal 2017 reflects our corporate performance for the fiscal year:

• The LDC Committee approved salary increases for the named executive officers based on its assessment of individual performance and other factors, as discussed in more detail below;

• Reflecting our execution against our business plan and strategic initiatives, our MIP paid out in excess of the target performance level;

• The performance condition on the performance-based restricted stock granted in Fiscal 2017 was satisfied, although the shares still remain subject to service-based vesting requirements; and

• The named executive officers earned approximately 181.7% of their 2015-2017 performance share award because we achieved average ROIC and operating profit over the three-year performance period of 31.5% and $13.43 billion, respectively, reflecting performance in excess of the target level for each metric.

Fiscal 2017 Non-Management Compensation

Compensation of our non-management associates in Fiscal 2017 aligned with our philosophy of taking care of our associates and motivating them to deliver a superior customer experience. Non-management associates participate in our Success Sharing bonus program, which provides semi-annual cash awards for performance against our business plan, including sales plan and productivity goals. In addition, these associates are eligible to earn awards for superior performance and customer service at the individual, store, facility, and district levels. Due to the outstanding performance of our non-management associates in Fiscal 2017, we made substantial payouts under our Success Sharing program, with approximately 99% of stores qualifying for Success Sharing in each of the first and second halves of Fiscal 2017,

EXECUTIVE COMPENSATION

respectively. This resulted in total Success Sharing bonus payments to our non-management associates of approximately $256 million for Fiscal 2017 performance. We also announced a one-time bonus of up to $1,000 to our U.S. hourly associates in light of the benefit we expect to receive from the Tax Cuts and Jobs Act of 2017. In addition, we established a 2.5% merit increase budget for our associates in Fiscal 2017, and we made matching contributions under the FutureBuilder 401(k) Plan. We also provided a variety of recognition and teambuilding awards to recognize and reward top-performing store associates and support store morale.

Key Compensation Program Changes in Fiscal 2017
To further align pay with performance, the LDC Committee approved a change in the mix of equity compensation for Fiscal 2017 to weight the mix more toward performance shares. The annual equity grant for executive officers in Fiscal 2017 consisted of a mix of 50% performance shares, 30% performance-based restricted stock and 20% options (as compared to the prior mix of one-third of each).

Opportunity for Shareholder Feedback
The LDC Committee carefully considers feedback from our shareholders regarding executive compensation matters. Shareholders are invited to express their views or concerns directly to the LDC Committee or the Board in the manner described above under "Communicating with the Board" on page 13 of this Proxy Statement.

COMPENSATION DETERMINATION PROCESS

Participant	Role in the Executive Compensation Determination Process
Independent Members of the Board	• The independent members of the Board, consisting of all directors other than Mr. Menear, evaluated the performance and determined the compensation of the CEO.
LDC Committee	• The LDC Committee evaluated the performance and determined the compensation of our executive officers other than the CEO. • The LDC Committee evaluated the CEO's performance and made recommendations to the independent members of the Board regarding compensation for the CEO. • The LDC Committee may delegate its responsibilities to subcommittees, but did not delegate any of its authority with respect to the compensation of any executive officer for Fiscal 2017.
Executive Officers	• The CEO and the Executive Vice President – Human Resources ("EVP-HR") made recommendations to the LDC Committee as to the amount and form of executive compensation for executive officers (other than the CEO and the EVP-HR). • At the request of the LDC Committee, both the EVP-HR and the CEO regularly attended LDC Committee meetings, excluding executive sessions where their respective compensation and other matters were discussed.
Independent Compensation Consultant	• In November 2016, the LDC Committee engaged Pay Governance LLC as its independent compensation consultant for Fiscal 2017 to provide research, market data, survey information and design expertise in developing executive and director compensation programs. Pay Governance provides consulting services solely to compensation committees.

Participant	Role in the Executive Compensation Determination Process
Independent Compensation Consultant (continued)	• A representative of Pay Governance attended LDC Committee meetings in Fiscal 2017 and advised the LDC Committee on all principal aspects of executive compensation, including the competitiveness of program design and award values and specific analyses with respect to the Company's executive officers, including the CEO. The compensation consultant reports directly to the LDC Committee, and the LDC Committee is free to replace the consultant or hire additional consultants or advisers at any time.
	• Pursuant to the independent compensation consultant policy adopted by the LDC Committee, its compensation consultant provides services solely to the LDC Committee and is prohibited from providing services or products of any kind to the Company. Further, affiliates of the compensation consultant may not receive payments from the Company that would exceed 2% of the consolidated gross revenues of the compensation consultant and its affiliates during any year.
	• Pay Governance provided services solely to the LDC Committee in Fiscal 2017, and none of its affiliates provided any services to the Company. In addition, under the independent compensation consultant policy, the LDC Committee assessed Pay Governance's independence and whether its work raised any conflicts of interest, taking into consideration the independence factors set forth in applicable SEC and NYSE rules. Based on that assessment, including review of a letter from Pay Governance addressing each of those factors, the LDC Committee determined that Pay Governance was independent and that its work did not raise any conflicts of interest.

Benchmarking

We do not target any specific peer group percentile ranking for total compensation or for any particular component of compensation for our named executive officers. The LDC Committee considers each executive's compensation history and peer group market position as reference points in awarding annual compensation. For our CEO, the LDC Committee considered data provided by Pay Governance from two peer groups. The first consisted of the Fortune 50 companies, excluding certain financial services and other companies due to their unique compensation structure.[1] This group reflects companies of similar size and complexity to us. The second group, listed below, consisted of retailers with revenues greater than $10 billion with whom we compete for executive talent.

Retail Peer Group

AutoNation, Inc.	Dollar Tree, Inc.	Murphy USA, Inc.	SuperValu Inc.
AutoZone, Inc.	Genuine Parts Company	Nordstrom, Inc.	Target Corporation
Bed Bath & Beyond Inc.	Group 1 Automotive, Inc.	Office Depot, Inc.	The Gap, Inc.
Best Buy Co., Inc.	J. C. Penney Company, Inc.	Penske Automotive Group, Inc.	The Kroger Co.
CarMax, Inc.	Kohl's Corporation	Rite Aid Corporation	The TJX Companies, Inc.
Costco Wholesale Corporation	L Brands, Inc.	Ross Stores, Inc.	Walgreens Boots Alliance, Inc.
CVS Health Corporation	Lowe's Companies, Inc.	Sears Holding Corporation	Wal-Mart Stores, Inc.
Dollar General Corporation	Macy's, Inc.	Staples, Inc.	

---

[1] The excluded companies were Bank of America Corporation, Berkshire Hathaway Inc., Citigroup Inc., Fannie Mae, Freddie Mac, JP Morgan Chase & Co., State Farm, and Wells Fargo & Company. Alphabet Inc. and Amazon.com, Inc. were also excluded due to the atypical compensation structures of their founder/CEOs, and HP Inc. was excluded due to lack of full year CEO compensation data following its spin-off.

EXECUTIVE COMPENSATION

The retail peer group remained largely unchanged from Fiscal 2016. We added Dollar Tree, Inc., Group 1 Automotive, Inc. and Walgreens Boots Alliance, Inc., which met the relevant criteria based on their 2016 revenue. We also removed CST Brands, Inc., which was acquired by another company, Liberty Interactive Corporation, which no longer met the relevant criteria, and Whole Foods Market, Inc., due to the atypical compensation structure of its founder/CEO.

In reviewing the benchmarking data in connection with setting Mr. Menear's Fiscal 2017 compensation, our LDC Committee and the independent directors also reviewed the percentile ranking of our revenues and Mr. Menear's target total compensation compared to each of these peer groups, as reflected below:

	Percentile Rank	
Category	Fortune 50	Retail Peers
Company Revenue*	43%	85%
CEO Target Total Compensation	14%	60%

* Based on fiscal 2016 revenue as reported in SEC filings.

For our other named executive officers, the LDC Committee considered data from the Hay Group's Retail Industry Total Remuneration Survey, which provides information and comparisons on compensation for executive and industry-specific positions at the corporate and division level of retail companies. This survey data helps the LDC Committee understand the competitive market for the industry in which the Company principally competes for retail-specific talent and for customers.

Mitigating Compensation Risk

In November 2016, the LDC Committee undertook its annual broad-based review and risk assessment of the proposed compensation policies and practices for the Company's associates, including but not limited to our executive officers, for Fiscal 2017. The assessment considered both qualitative and quantitative factors. Based on that assessment, management and the LDC Committee determined that our proposed compensation policies and practices did not create risks that are reasonably likely to have a material adverse effect on the Company. In reaching that conclusion, management and the LDC Committee considered the following qualitative and quantitative factors:

Qualitative Factors:

✓ Management and the LDC Committee, with the advice of the independent compensation consultant, regularly review our executive compensation programs, with a focus on both their efficacy in driving quality performance and how the programs will be viewed by the investment community and other external constituencies.

✓ The LDC Committee and, for the CEO, the independent members of the Board, provide effective oversight in setting goals and monitoring attainment of those goals.

✓ Robust internal controls are in place to ensure compensation plans are operated as designed and approved.

✓ Compensation programs and pay amounts at multiple levels are routinely analyzed against market data by the LDC Committee and management to ensure compensation is appropriate to the market.

✓ Bonus, incentive and equity awards to executive officers are subject to a recoupment policy, as described below on page 49, to discourage manipulation of incentive program elements.

✓ Stock ownership guidelines are in place to further align the interests of shareholders and executive officers, as described below on page 50.

Quantitative Factors:

✓ Performance and payment time horizons are appropriate, and they are not overweight in short-term incentives.

✓ The relationship between the incremental achievement levels and corresponding payouts in our incentive plans is appropriate, and all incentives, other than equity incentives that are tied to growth in our share price, have payout caps.

EXECUTIVE COMPENSATION

✓ Programs employ a reasonable mix of performance metrics and are not overly concentrated on a single metric. Although the operating profit metric is used in more than one incentive, it is a key corporate goal, and the risk of overweighting it is mitigated by using it across different time horizons.

✓ Criteria for payments are closely aligned with our strategic goals, our financial plan and shareholder interests.

✓ Payout curves are reasonable and do not contain steep "cliffs" that might encourage unreasonable short-term business decisions to achieve payment thresholds.

✓ Equity for senior officers is paid in a mix of performance shares, performance-based restricted stock, and stock options; other associates receive equity in the form of service-based restricted stock.

Consideration of Last Year's Say-on-Pay Vote

At our annual meeting of shareholders on May 18, 2017, over 97% of the shares voted were voted in support of the compensation of the Company's named executive officers. Since then, as part of our regular interaction with our institutional shareholders, we have continued to request input on our compensation practices. In considering the results of the 2017 advisory vote on executive compensation and feedback from these shareholders, the LDC Committee concluded that the compensation paid to our executive officers and the Company's overall executive pay practices have strong shareholder support and therefore determined to maintain the current overall compensation structure for Fiscal 2018.

At our 2017 annual meeting, our shareholders expressed a preference that advisory votes on executive compensation occur every year, as recommended by our Board. Consistent with this preference, the Board implemented an annual advisory vote on executive compensation until the next advisory vote on the frequency of shareholder votes on executive compensation, which will occur no later than the Company's annual meeting of shareholders in 2023.

ELEMENTS OF OUR COMPENSATION PROGRAMS

The principal elements of our compensation programs are discussed below.

Base Salaries

We provide competitive base salaries that allow us to attract and retain a high-performing leadership team. Base salaries for our named executive officers are reviewed and generally adjusted annually based on a comprehensive management assessment process. For Fiscal 2017, following discussion with the LDC Committee and based upon a review of competitive market data, the Company's performance in Fiscal 2016, and assessments of the Company's business plan and anticipated economic conditions in Fiscal 2017, we determined to maintain a Company-wide 2.5% merit increase budget.

The LDC Committee performed its annual review of base salaries for the named executive officers in late February 2017, with changes effective in April 2017. In establishing the actual base salaries for the named executive officers for Fiscal 2017, the LDC Committee considered total compensation, scope of responsibilities, performance over the previous year, experience, internal pay equity, potential to assume additional responsibilities, and the competitive marketplace. As a result of this assessment, Ms. Tomé and Messrs. Carey, Decker and Holifield received annual salary increases in April 2017 of between 2.3% and 3.3%, as set forth in the table below. At Mr. Menear's request, and following discussion with the LDC Committee and its independent compensation consultant, the independent members of the Board maintained Mr. Menear's base salary at $1,300,000. His salary has therefore remained unchanged since his appointment to the position of CEO and President effective November 1, 2014.

Name	2017 Base Salary	2016 Base Salary	Percent Increase
Craig A. Menear	$1,300,000	$1,300,000	–
Carol B. Tomé	$1,110,000	$1,085,000	2.3%
Matthew A. Carey	$ 755,000	$ 735,000	2.7%
Edward P. Decker	$ 790,000	$ 765,000	3.3%
Mark Q. Holifield	$ 800,000	$ 780,000	2.6%

EXECUTIVE COMPENSATION

Annual Incentive

All named executive officers participate in the MIP, our cash-based annual incentive plan. The Fiscal 2017 MIP payout was contingent on the achievement of financial performance goals set by the LDC Committee at the beginning of the Fiscal 2017 performance period. The LDC Committee bases the payout on achievement of financial metrics to align MIP goals with shareholder value creation and achievement of the Company's business plan.

Performance Goals. Set forth below are the MIP financial performance measures and the threshold, target and maximum Company achievement levels selected by the LDC Committee for Fiscal 2017 (dollars in billions):

Fiscal 2017 Performance Measures								
Measure	Weighting	Threshold	% of Target Goal	% of Target Payout	Target	Maximum	% of Target Goal	% of Target Payout
Sales	40%	$93.99	95%	10%	$98.94	$118.73	120%	200%
Operating Profit	40%	$12.91	90%	10%	$14.34	$ 17.21	120%	200%
Inventory Turns	20%	4.56	90%	10%	5.07	6.08	120%	200%

The operating profit threshold must be met for any MIP payout to occur. The relative weighting among the goals was determined by the LDC Committee with input from the CEO and the EVP-HR to reflect the Company's priorities for Fiscal 2017. The LDC Committee aligned the weighting of the sales and operating profit goals to emphasize top line sales growth balanced with the Company's continued focus on profitability as a means to drive bottom line results for shareholders.

Adjustments. The pre-established definitions of sales and operating profit under the MIP provided for adjustments for the impact of acquisitions or dispositions of businesses with annualized sales of $1 billion or more and, for operating profit, nonrecurring charges and write-offs exceeding $50 million in the aggregate for specified types of strategic restructuring transactions. The LDC Committee adopted these definitions for plan purposes because it believes these types of strategic decisions support the long-term best interests of the Company and should not adversely affect incentive opportunities.

The LDC Committee also included in the pre-established definitions of sales and operating profit under the MIP an adjustment to neutralize the impact of any change (positive or negative) in currency exchange rates during the fiscal year. This adjustment reflected the significant volatility in exchange rates and the increase in the value of the U.S. dollar against other currencies, in particular the Canadian dollar and the Mexican peso, that occurred in Fiscal 2016 and was expected to continue in Fiscal 2017. The LDC Committee noted that adjustments for currency fluctuations are not uncommon for large multinational corporations. These fluctuations represent external, macro-economic influences outside of the control of the executive officers, and the LDC Committee believes that they should not affect incentive opportunities.

Consistent with its decision in the prior two years, the LDC Committee again determined to include in the operating profit definition for Fiscal 2017 an adjustment for the amount of any charges in Fiscal 2017 related to the data breach experienced by the Company in the third quarter of Fiscal 2014, net of any expected insurance recovery.

Payout Calculations. For achieving the target level of performance for the Fiscal 2017 MIP, executive officers receive 100% payout. The target performance level was consistent with our 2017 business plan and the forecast disclosed at the beginning of Fiscal 2017. For Fiscal 2017, the LDC Committee set the threshold performance levels at 95%, 90% and 90% of the performance targets for the sales, operating profit and inventory measures, respectively, with a threshold payout at 10% of target payout. The threshold performance level encourages incremental performance even when achievement of the target appears to be unlikely. At the same time, the relatively low level of payout incentivizes performance above the threshold level.

The LDC Committee also sets maximum performance levels to incent participants to achieve and reward them for above-target performance, while at the same time capping payouts to avoid windfalls due to a

better than expected external environment. For Fiscal 2017, the LDC Committee set the payout for maximum achievement for the sales, operating profit and inventory turns measures at 200% of target payout, and set the maximum performance goal for those measures at 120% of the target performance goal.

The Company uses interpolation to determine the specific amount of the payout for each named executive officer with respect to the achievement of financial goals between the various levels. The LDC Committee does not have discretion to increase the MIP payout earned by a named executive officer, but it may decrease the payout even if the performance goals are achieved.

The annual target payout levels are determined as a percentage of base salary: 200% for the CEO; 125% for the CFO; and 100% for the other Executive Vice Presidents.

For Messrs. Menear and Carey and Ms. Tomé, payouts for achievement of the performance goals were based on overall Company performance. For Messrs. Decker and Holifield, payouts were based upon performance of the portion of the Company's business for which they were accountable. The specific performance levels for the portions of the Company's business for which Messrs. Decker and Holifield were responsible are not material to an understanding of the Company's compensation program, and we do not believe disclosure of this information would be meaningful to shareholders since it would not be apparent how this information correlates to our consolidated financial statements.

Fiscal 2017 MIP Results. For Fiscal 2017, for purposes of determining the achievement of MIP awards, sales were $100.84 billion, operating profit was $14.68 billion and inventory turns were 5.11 times, exceeding the target level for each of the sales, operating profit and inventory turns goals. Pursuant to the pre-established definition of sales under the MIP, sales were adjusted down by $68.1 million for the impact of changes in currency exchange rates in Fiscal 2017. Pursuant to the pre-established definition of operating profit under the MIP, operating profit was adjusted down by $8.7 million due to the impact of changes in currency exchange rates in Fiscal 2017, and adjusted up by $7.5 million for the charges incurred in Fiscal 2017 in connection with the 2014 data breach. Actual sales and operating profit without these adjustments were $100.9 billion and $14.7 billion, respectively, which also exceeded the target level for each goal.

Based on performance in Fiscal 2017 against the performance goals, the following were the target and actual MIP awards for Fiscal 2017 for each of the named executive officers:

Name	At Target Performance		At Actual Performance	
	% of Base Salary	Dollar Amount	% of Base Salary	Dollar Amount
Craig A. Menear	200%	$2,600,000	218.7%	$2,843,328
Carol B. Tomé	125%	$1,387,500	136.7%	$1,517,353
Matthew A. Carey	100%	$ 755,000	109.4%	$ 825,659
Edward P. Decker	100%	$ 790,000	110.0%	$ 868,815
Mark Q. Holifield	100%	$ 800,000	110.0%	$ 879,812

Long-Term Incentives

For Fiscal 2017, we awarded the named executive officers annual long-term incentives consisting of 50% performance shares, 30% performance-based restricted stock, and 20% stock options. The LDC Committee changed this mix in Fiscal 2017, from a previous mix of one-third of each type of award, to increase the focus on pay for performance and alignment with shareholder interests. The LDC Committee also believed that this mix of equity components provided an appropriate mix of mid- and long-term performance measures and retention incentive, without promoting excessive risk-taking.

The total value of the annual equity awards granted in March 2017 was determined by the LDC Committee after considering the value of equity grants of officers with similar responsibilities at peer group companies described under "Benchmarking" in the "Compensation Determination Process" section above and individual performance relating to financial management, leadership, talent management and

EXECUTIVE COMPENSATION

operational effectiveness, as well as retention risk. For Fiscal 2017, the annual equity award for our CEO at the target level was 562% of his base salary at the time the awards were granted. For the other named executive officers, the target equity value for the annual equity grant ranged from 256% to 327% of base salary.

Performance Shares. The Fiscal 2017-2019 performance share award provides for the grant of shares of our common stock at the end of a three-year period based on the achievement of average ROIC and operating profit goals over that period, as follows (dollars in billions):

Fiscal 2017-2019 Performance Shares	Threshold	Target	Maximum
Three-Year Average ROIC	32.0%	35.5%	39.1%
Three-Year Average Operating Profit	$13.50	$15.00	$16.49
Percent of Target Payout	25%	100%	200%

For results between these levels, the number of shares is determined by interpolation. There is no payout for results below the threshold level. Each performance measure is separately determined and equally weighted. The pre-established definition of operating profit for each year in the performance period is the same as the one used for the MIP for that year. ROIC for each year in the performance period is defined as operating profit (using the same definition as the MIP for that year), net of tax, divided by the average of beginning and ending long-term debt and equity for the relevant fiscal year. The pre-established definition of ROIC also provides for adjustments during the performance period for the impact of acquisitions or dispositions of businesses with annualized sales of $1 billion or more. Our LDC Committee also adjusted the definitions of operating profit and ROIC for purposes of the 2017-2019 performance share awards to exclude the impact of changes in tax laws, accounting principles or other laws or provisions which have an impact on reported results that exceed $50 million in the aggregate during any fiscal year. This change was made to eliminate any windfall to the executive officers resulting from the impacts of the Tax Cuts and Jobs Act of 2017.

In Fiscal 2016 and Fiscal 2015, the LDC Committee also granted performance share awards that were structured similarly to the Fiscal 2017-2019 award. The Fiscal 2016-2018 and Fiscal 2015-2017 awards each provide for the grant of shares of our common stock at the end of the respective three-year period based on the achievement of average ROIC and operating profit goals over that period, as follows (dollars in billions):

Fiscal 2016-2018 Performance Shares	Threshold	Target	Maximum
Three-Year Average ROIC	29.5%	32.8%	36.0%
Three-Year Average Operating Profit	$12.57	$13.97	$15.36
Percent of Target Payout	25%	100%	200%

Fiscal 2015-2017 Performance Shares	Threshold	Target	Maximum
Three-Year Average ROIC	26.4%	29.3%	32.2%
Three-Year Average Operating Profit	$11.09	$12.32	$13.55
Percent of Target Payout	25%	100%	200%

Operating profit and ROIC under these prior awards are defined in the same manner as under the Fiscal 2017-2019 award, except that the 2015-2017 award definitions do not have the additional adjustment for the impact of changes in tax laws, accounting principles or other laws or provisions. Dividend equivalents accrue on each of the performance share awards (as reinvested shares) and will be paid upon the payout of the award based on the actual number of shares earned.

The performance period for the Fiscal 2015-2017 performance share awards ended on January 28, 2018. Over the three-year period, the Company achieved an average ROIC of 31.5% and average operating profit of $13.43 billion, as calculated pursuant to the terms of the awards. As a result, the named executive officers earned approximately 181.7% of their Fiscal 2015-2017 awards, reflecting performance

in excess of the target level for each metric. Pursuant to the pre-established definition of operating profit for the Fiscal 2015-2017 awards, operating profit was adjusted up by $262.4 million due to changes in currency exchange rates in Fiscal 2015, Fiscal 2016 and Fiscal 2017 and up by $172.8 million due to charges incurred in Fiscal 2015, Fiscal 2016 and Fiscal 2017 in connection with the 2014 data breach, and adjusted down by $29.7 million due to the acquisition of Interline Brands, Inc. ("Interline") in Fiscal 2015. Pursuant to the pre-established definition of ROIC for the Fiscal 2015-2017 awards, ROIC was also adjusted by the same amounts for the impact of currency exchange rates and the 2014 data breach, and adjusted down by $87.1 million in Fiscal 2015, Fiscal 2016 and Fiscal 2017 due to the acquisition of Interline. Average operating profit and ROIC over the three-year period without the adjustments were $13.29 billion and 31.2%, respectively, which also exceeded the target level for each goal. The named executive officers earned the following shares under the award, which include reinvested accrued dividends:

Name	Value at Date of Grant[1] (3/24/2015)	Shares Earned at End of Performance Period (1/28/2018)	Value at End of Performance Period[2] (1/28/2018)
Craig A. Menear	$2,333,221	38,689	$8,017,521
Carol B. Tomé	$1,199,946	19,897	$4,123,255
Matthew A. Carey	$ 716,646	11,883	$2,462,514
Edward P. Decker	$ 666,585	11,053	$2,290,513
Mark Q. Holifield	$ 666,585	11,053	$2,290,513

[1] Reflects the grant date fair value.

[2] Reflects the value based upon the closing stock price of $207.23 on January 26, 2018, the last trading day of Fiscal 2017.

Performance-Based Restricted Stock. In March 2017, we granted performance-based restricted stock awards that were forfeitable if operating profit was less than 90% of the MIP target for Fiscal 2017. Dividends on the restricted stock awards are accrued and not paid out unless the performance goal is met. Once the performance goal is met, cash dividends are then paid currently on the shares of restricted stock. The performance goal was met at the end of Fiscal 2017. As a result, the restricted stock will vest 50% on each of the 30- and 60-month anniversaries of the grant date.

Stock Options. In March 2017, we granted stock options with an exercise price equal to the fair market value of our stock, which is defined as the market closing price on the date of grant. The options vest 25% on each of the second, third, fourth and fifth anniversaries of the grant date. Option re-pricing is expressly prohibited by our Amended and Restated 2005 Omnibus Stock Incentive Plan (the "Omnibus Plan") without shareholder approval.

Deferred Compensation Plans

In addition to the FutureBuilder 401(k) Plan (a broad-based tax-qualified plan), we have two nonqualified deferred compensation plans for our management and highly compensated associates, including executive officers:

- The Deferred Compensation Plan For Officers (solely funded by the individuals who participate in the plan); and
- The FutureBuilder Restoration Plan (the "Restoration Plan"), which provides a Company matching contribution equal to 3.5% of the amount of salary and annual cash incentive earned by a management-level associate in excess of the IRS annual compensation limit for tax-qualified plans, payable in shares of common stock of the Company upon retirement or other employment termination.

The plans are designed to permit participants to accumulate income for retirement and other personal financial goals. The Deferred Compensation Plan For Officers and the Restoration Plan are described in the notes to the Nonqualified Deferred Compensation table on page 60. Deferred compensation arrangements are common executive programs, and we believe that these arrangements help us in the

recruitment and retention of executive talent; however, we do not view nonqualified deferred compensation as a significant element of our compensation programs. None of these plans provides above-market or preferential returns.

Perquisites

We provide very limited perquisites to our executive officers and do not view them as a significant element of our compensation program. We do not provide tax reimbursements, or "gross-ups," on perquisites.

Our named executive officers participate in a death-benefit-only program, under which they are entitled to a $400,000 benefit upon death if they are employed by the Company at that time. In addition, the benefit is continued for life for executive officers with ten years of service with the Company. Currently, Mr. Menear, Ms. Tomé, Mr. Decker, and Mr. Holifield have met this service requirement and are entitled to lifetime death benefit coverage. In Fiscal 2009, we discontinued this benefit for any new executive officers.

The Company requests that Mr. Menear travel by Company aircraft, including travel for personal reasons. We also permit non-business use of Company aircraft by other named executive officers on a more limited basis.

Other Benefits

Our named executive officers have the option to participate in various employee benefit programs, including medical, dental, disability and life insurance benefit programs. These benefit programs are generally available to all full-time associates. We also provide all associates, including our named executive officers, with the opportunity to purchase our common stock through payroll deductions at a 15% discount through our Amended and Restated Employee Stock Purchase Plan (the "ESPP"), a nondiscriminatory, tax-qualified plan. All associates, including our named executive officers, are also eligible to participate in our charitable matching gift program through The Home Depot Foundation.

MANAGEMENT OF COMPENSATION-RELATED RISK

We employ a number of mechanisms to mitigate the chance of our compensation programs encouraging excessive risk-taking, including those described below.

Annual Risk Assessment	As discussed above under "Mitigating Compensation Risk" on page 43, our LDC Committee undertakes an annual review and risk assessment of our compensation policies and practices.
Compensation Recoupment Policy	Pursuant to the executive compensation clawback policy set forth in our Corporate Governance Guidelines, if the Board determines that any bonus, incentive payment, equity award or other compensation awarded to or received by an executive officer was based on any financial results or operating metrics that were achieved as a result of that officer's knowing or intentional fraudulent or illegal conduct, we will seek to recover from the officer such compensation (in whole or in part) as the Board deems appropriate under the circumstances and as permitted by law.

EXECUTIVE COMPENSATION

Stock Ownership and Retention Guidelines

Our Executive Stock Ownership and Retention Guidelines require our named executive officers to hold shares of common stock with a value equal to the specified multiples of base salary indicated below. This program assists in focusing executives on long-term success and shareholder value. Shares owned outright, restricted stock, and shares acquired pursuant to the ESPP, the FutureBuilder 401(k) Plan and the Restoration Plan, are counted towards this requirement. Unearned performance shares and unexercised stock options are not counted toward this requirement. Newly hired and promoted executives have four years to satisfy the requirements, and must hold all shares received upon vesting of equity awards (net of shares withheld to pay taxes) until the requirements are met.

As of March 2, 2018, all of our named executive officers complied with the stock ownership and retention guidelines and held the following multiples of base salary (rounded to the nearest whole multiple):

Name	Multiple of Base Salary	
	Current Ownership	Guideline
Craig A. Menear	21x	6x
Carol B. Tomé	94x	4x
Matthew A. Carey	18x	4x
Edward P. Decker	14x	4x
Mark Q. Holifield	10x	4x

Anti-Hedging Policy

In Fiscal 2012, the Company adopted a policy that prohibits all associates, officers and directors from entering into hedging or monetization transactions designed to limit the financial risk of owning Company stock. These include prepaid variable forward contracts, equity swaps, collars, exchange funds and other similar transactions, as well as speculative transactions in derivatives of the Company's securities, such as puts, calls, options (other than those granted under a Company compensation plan) or other derivatives.

Equity Grant Procedures

Company-wide equity grants, including equity grants to named executive officers, are awarded annually effective as of the date of the March meeting of the LDC Committee, which is generally scheduled at least a year in advance. Throughout the year, equity awards are made to new hires, promoted employees, and, in rare circumstances, as a reward for exceptional performance. In all cases, the effective grant date for these mid-year awards is the date of the next regularly scheduled quarterly LDC Committee meeting. The exercise price of each of our stock option grants is the market closing price on the effective grant date.

EXECUTIVE COMPENSATION

SEVERANCE AND CHANGE IN CONTROL ARRANGEMENTS

We have a limited severance arrangement with Ms. Tomé. When Ms. Tomé's employment arrangement was adopted in 2001, the severance provisions reflected the terms provided to our other executives at that time and were consistent with the terms provided in the competitive market for executive talent. This severance arrangement is discussed below under "Potential Payments Upon Termination or Change in Control—Termination Without Cause or For Good Reason" on page 61. We do not have a severance arrangement with our CEO or any of our other named executive officers.

We do not have any change in control agreements with our executives. However, our equity awards granted prior to Fiscal 2013, including those granted to the named executive officers, provide for accelerated vesting on a change in control. This type of vesting can be an effective means to retain associates through completion of a value-creating transaction, especially for more senior executives for whom equity represents a significant portion of total compensation. In the event the value of such accelerated vesting constitutes an "excess parachute payment," the executive would be subject to a 20% excise tax on such amount, and the amount would not be tax deductible by the Company. In Fiscal 2013, the LDC Committee adopted a new form of equity award agreement, beginning with awards granted in Fiscal 2013, that eliminates this accelerated vesting of equity triggered solely by a change in control of the Company. All equity awards granted since Fiscal 2013, including the awards granted in Fiscal 2017, only provide for accelerated vesting if the executive is terminated within 12 months following a change in control.

TAX DEDUCTIBILITY CONSIDERATIONS

Section 162(m) of the Internal Revenue Code generally denies a corporate tax deduction for annual compensation exceeding $1 million paid to a company's named executive officers. Prior to enactment of the Tax Cuts and Jobs Act of 2017, this limitation did not generally apply to compensation paid to the chief financial officer or to compensation paid based on achievement of pre-established performance goals if certain requirements were met. Our annual cash incentive award under the MIP for Fiscal 2017 and prior years, and our performance shares, performance-based restricted stock and option awards granted in Fiscal 2017 and prior years, were intended to qualify as performance-based compensation to qualify for a tax deduction. The LDC Committee reserved the discretion, however, to award compensation that is not exempt from the deduction limits of Section 162(m).

The exemption from Section 162(m)'s deduction limit for performance-based compensation has been repealed, effective for taxable years beginning after December 31, 2017, such that compensation paid to our named executive officers, including our chief financial officer, in excess of $1 million in Fiscal 2018 and future years will not be deductible unless it qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017.

Despite the LDC Committee's efforts to structure our annual cash incentive award under the MIP and our performance shares, performance-based restricted stock and option awards to be exempt from Section 162(m) and therefore not subject to its deduction limits, there can be no assurance that these awards will be fully deductible because of ambiguities and uncertainties as to the application and interpretation of Section 162(m) and the regulations issued thereunder, including the uncertain scope of the transition relief under the legislation repealing Section 162(m)'s exemption from the deduction limit. In addition, the LDC Committee reserves the right to modify compensation that was initially intended to be exempt from Section 162(m) if it determines that such modifications are consistent with the Company's performance and business objectives.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation during the last three fiscal years paid to or earned by (1) the CEO; (2) the CFO; and (3) the three other most highly compensated executive officers who were serving as executive officers as of the end of Fiscal 2017 (collectively, the "named executive officers").

SUMMARY COMPENSATION TABLE

Name, Principal Position and Year	Salary ($)[1]	Bonus ($)	Stock Awards ($)[2][3]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)[4][5]	Total ($)
Craig A. Menear **Chairman, Chief Executive Officer & President**								
2017	1,300,000	–	5,955,804	1,459,987	2,843,328	–	81,893	11,641,012
2016	1,300,000	–	4,866,582	2,433,320	2,759,445	–	112,254	11,471,601
2015	1,300,000	–	4,758,790	2,333,316	3,033,014	–	137,320	11,562,440
Carol B. Tomé **Chief Financial Officer & Executive Vice President – Corporate Services**								
2017	1,104,231	–	3,062,459	744,981	1,517,353	–	129,760	6,558,784
2016	1,079,231	–	2,416,623	1,208,321	1,439,422	–	99,839	6,243,436
2015	1,051,923	–	2,472,858	1,199,994	1,545,671	–	79,076	6,349,522
Matthew A. Carey **Executive Vice President & Chief Information Officer**								
2017	750,385	–	1,805,223	439,982	825,659	–	19,459	3,840,708
2016	730,385	–	1,433,201	716,651	780,074	–	21,766	3,682,077
2015	710,385	–	1,473,529	716,658	834,079	–	18,478	3,753,129
Edward P. Decker **Executive Vice President – Merchandising**								
2017	784,231	–	1,727,715	419,992	868,815	–	36,842	3,837,595
Mark Q. Holifield **Executive Vice President – Supply Chain & Product Development**								
2017	795,385	–	1,688,772	409,986	879,812	–	37,003	3,810,958
2016	775,385	–	1,333,192	666,658	821,071	–	112,160	3,708,466
2015	755,384	–	1,376,871	666,659	889,079	–	44,936	3,732,929

[1] Amount of salary actually received in any year may differ from the annual base salary amount due to the timing of payroll periods and the timing of changes in base salary, which typically occur in April or following a mid-year promotion.

[2] Amounts set forth in the Stock Awards and Option Awards columns represent the aggregate grant date fair value of awards granted in Fiscal 2017, Fiscal 2016 and Fiscal 2015 computed in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"). The assumptions made in the valuation of the option awards are set forth in Note 8 to the Company's consolidated financial statements included in the 2017 Form 10-K. The valuation of restricted stock and performance share awards and of share equivalents granted under the Restoration Plan is based on the closing stock price on the grant date.

[3] Amounts reflect the grant date fair value of performance share and performance-based restricted stock awards granted to the named executive officers during Fiscal 2017, Fiscal 2016 and Fiscal 2015, plus the value of share equivalents under the Restoration Plan in Fiscal 2017 and Fiscal 2015, as set forth in the table below. No contributions to the Restoration Plan are shown for Fiscal 2016 because the January 31, 2017 allocation date fell within Fiscal 2017.

Name	Grant Date Fair Value for Performance Shares ($)			Grant Date Fair Value for Performance-Based Restricted Stock ($)			Value of Share Equivalents Under Restoration Plan ($)		
	Fiscal 2017	Fiscal 2016	Fiscal 2015	Fiscal 2017	Fiscal 2016	Fiscal 2015	Fiscal 2017	Fiscal 2016	Fiscal 2015
Craig A. Menear	3,649,960	2,433,291	2,333,221	2,189,917	2,433,291	2,333,221	115,927	–	92,348
Carol B. Tomé	1,862,483	1,208,311	1,199,946	1,117,431	1,208,311	1,199,946	82,545	–	72,966
Matthew A. Carey	1,099,895	716,601	716,646	659,878	716,601	716,646	45,450	–	40,238
Edward P. Decker	1,049,940	N/A	N/A	629,964	N/A	N/A	47,811	N/A	N/A
Mark Q. Holifield	1,024,889	666,596	666,585	614,933	666,596	666,585	48,950	–	43,702

The grant date fair value of the performance shares reflected in the table above is computed based upon the probable outcome of the performance goals as of the grant date, in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. For all performance-based awards other than the performance shares granted in Fiscal 2017, Fiscal 2016 and Fiscal 2015, this value is the same as the value calculated assuming the maximum level of performance under the awards.

EXECUTIVE COMPENSATION

The value of the performance share awards granted in Fiscal 2017, Fiscal 2016 and Fiscal 2015 as of the grant date, assuming that the maximum level of the performance goals will be achieved, is as follows for each of the named executive officers:

Name	Value of Performance Shares Assuming Maximum Performance ($)		
	Fiscal 2017	Fiscal 2016	Fiscal 2015
Craig A. Menear	7,299,920	4,866,582	4,666,442
Carol B. Tomé	3,724,966	2,416,623	2,399,891
Matthew A. Carey	2,199,790	1,433,201	1,433,291
Edward P. Decker	2,099,880	N/A	N/A
Mark Q. Holifield	2,049,778	1,333,192	1,333,170

[4] Incremental cost of perquisites is based on actual cost to the Company. The incremental cost of personal use of Company aircraft is based on the average direct cost of use per hour, which includes fuel, maintenance, crew travel and lodging expense, landing and parking fees, and engine restoration cost. Any applicable deadhead flights are allocated to the named executive officers. No incremental cost for personal use of the Company aircraft was attributed to a named executive officer where the plane was already traveling to the destination for business reasons. Since our aircraft are used primarily for business travel, we do not include the fixed costs that do not change based on usage, such as crew salaries, depreciation, hangar rent and insurance. In addition to the incremental cost of personal aircraft use reported in the All Other Compensation column and in footnote 5 below, we also impute taxable income to the named executive officers for any personal aircraft use in accordance with Internal Revenue Service regulations. We do not provide tax reimbursements, or "gross-ups," on these amounts to executive officers.

[5] The following identifies the perquisites and other compensation for Fiscal 2017 that are required to be quantified by SEC rules. In addition to personal aircraft use, the Company made matching contributions to charitable organizations on behalf of the named executive officers, as shown below.

Name	Use of Airplane ($)	Matching Charitable Contributions ($)
Craig A. Menear	60,059	–
Carol B. Tomé	46,985	64,092
Matthew A. Carey	–	–
Edward P. Decker	–	18,400
Mark Q. Holifield	–	16,940

Other perquisites and personal benefits for Fiscal 2017 were long-term disability insurance premiums, gifts from certain corporate events, tickets for certain sporting events for Messrs. Menear, Carey, Decker and Holifield, and incremental amounts accrued during Fiscal 2017 under the death-benefit-only program. We do not provide tax gross-ups on any of these perquisites or personal benefits.

MATERIAL TERMS OF NAMED EXECUTIVE OFFICER EMPLOYMENT ARRANGEMENTS

This section describes employment arrangements in effect for the named executive officers during Fiscal 2017. All of these arrangements are "at-will" arrangements set forth in the offer letters provided to the named executive officers at the time of hire or promotion, as applicable. These offer letters have no set duration and consequently no renewal or extension provisions. The offer letters are all filed as exhibits to the 2017 Form 10-K.

The offer letters state each named executive officer's initial base salary and annual MIP target as a percentage of base salary, payout of which is subject to the achievement of pre-established goals. Both the base salary and MIP target are subject to adjustment upon future review by the LDC Committee, or independent members of the Board in the case of Mr. Menear. The Fiscal 2017 base salary and MIP target as a percentage of base salary for each named executive officer are set forth above in the Compensation Discussion and Analysis.

In addition, the offer letters provide that the named executive officers are eligible to participate in other benefit programs available to salaried associates and/or officers. These benefits include the ESPP, the Deferred Compensation Plan For Officers, the Restoration Plan and the death-benefit-only insurance program. Any provisions in the letters regarding termination of employment are discussed below in the section entitled "Potential Payments Upon Termination or Change in Control" beginning on page 61.

Mr. Menear's offer letter states that the Company has requested that he travel, whenever practicable, by Company aircraft, including when traveling for personal reasons. However, to the extent he or his family uses Company aircraft for personal reasons, the Company will not provide a tax gross-up for any imputed compensation.

FISCAL 2017 GRANTS OF PLAN-BASED AWARDS

The following table sets forth the plan-based awards granted to the named executive officers pursuant to Company plans during Fiscal 2017.

FISCAL 2017 GRANTS OF PLAN-BASED AWARDS

Name	Grant Date[1][3]	Approval Date[3]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[4] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Craig A. Menear												
Performance Shares	3/22/2017	2/23/2017	–	–	–	3,096	24,769	49,538	–	–	–	3,649,960
Annual Stock Grant	3/22/2017	2/23/2017	–	–	–	–	14,861	–	–	–	–	2,189,917
Annual Option Grant	3/22/2017	2/23/2017	–	–	–	–	–	–	–	67,265	147.36	1,459,987
2017 MIP[2]	2/23/2017	2/23/2017	104,000	2,600,000	5,200,000	–	–	–	–	–	–	–
Carol B. Tomé												
Performance Shares	3/22/2017	2/23/2017	–	–	–	1,579	12,639	25,278	–	–	–	1,862,483
Annual Stock Grant	3/22/2017	2/23/2017	–	–	–	–	7,583	–	–	–	–	1,117,431
Annual Option Grant	3/22/2017	2/23/2017	–	–	–	–	–	–	–	34,323	147.36	744,981
2017 MIP[2]	2/23/2017	2/23/2017	55,500	1,387,500	2,775,000	–	–	–	–	–	–	–
Matthew A. Carey												
Performance Shares	3/22/2017	2/23/2017	–	–	–	933	7,464	14,928	–	–	–	1,099,895
Annual Stock Grant	3/22/2017	2/23/2017	–	–	–	–	4,478	–	–	–	–	659,878
Annual Option Grant	3/22/2017	2/23/2017	–	–	–	–	–	–	–	20,271	147.36	439,982
2017 MIP[2]	2/23/2017	2/23/2017	30,200	755,000	1,510,000	–	–	–	–	–	–	–
Edward P. Decker												
Performance Shares	3/22/2017	2/23/2017	–	–	–	890	7,125	14,250	–	–	–	1,049,940
Annual Stock Grant	3/22/2017	2/23/2017	–	–	–	–	4,275	–	–	–	–	629,964
Annual Option Grant	3/22/2017	2/23/2017	–	–	–	–	–	–	–	19,350	147.36	419,992
2017 MIP[2]	2/23/2017	2/23/2017	31,600	790,000	1,580,000	–	–	–	–	–	–	–
Mark Q. Holifield												
Performance Shares	3/22/2017	2/23/2017	–	–	–	869	6,955	13,910	–	–	–	1,024,889
Annual Stock Grant	3/22/2017	2/23/2017	–	–	–	–	4,173	–	–	–	–	614,933
Annual Option Grant	3/22/2017	2/23/2017	–	–	–	–	–	–	–	18,889	147.36	409,986
2017 MIP[2]	2/23/2017	2/23/2017	32,000	800,000	1,600,000	–	–	–	–	–	–	–

[1] All awards were granted under the Omnibus Plan, other than MIP awards.

[2] The Fiscal 2017 MIP was based on achievement of pre-established performance goals as described in the Compensation Discussion and Analysis. The amount in the "Threshold" column for the 2017 MIP reflects the minimum possible payout based upon assumed achievement of the threshold performance levels as discussed below under "Terms of Plan-Based Awards Granted to the Named Executive Officers for Fiscal 2017—Fiscal 2017 MIP."

[3] Annual equity awards under the Omnibus Plan were approved at the February 23, 2017 meeting of the LDC Committee (or by the independent Board members for the CEO) but were effective as of March 22, 2017. See discussion under "Equity Grant Procedures" on page 50 in the Compensation Discussion and Analysis above.

[4] Amounts represent the grant date fair value of awards granted in Fiscal 2017 computed in accordance with FASB ASC Topic 718. The assumptions made in the valuation of the option awards are set forth in Note 8 to the Company's consolidated financial statements as filed with the SEC in the 2017 Form 10-K. The valuation of restricted stock and performance share awards is based on the closing stock price on the grant date.

EXECUTIVE COMPENSATION

TERMS OF PLAN-BASED AWARDS GRANTED TO NAMED EXECUTIVE OFFICERS FOR FISCAL 2017

The LDC Committee approved the Fiscal 2017 annual grants of performance shares, performance-based restricted stock and stock options under the Omnibus Plan for the named executive officers other than Mr. Menear. Mr. Menear's awards were approved by the independent members of the Board.

Award Type	Award Terms
Performance Shares	For Fiscal 2017, 50% of the annual equity grant provided to the named executive officers was in the form of performance shares. The terms and conditions of the awards are described under "Long-Term Incentives" in the Compensation Discussion and Analysis above. Upon termination of employment within 12 months following a change in control, the executive would be entitled to a pro rata portion of performance shares based on actual performance for the portion of the performance period before a change in control, plus a pro rata portion of the target performance shares for the portion of the performance period after a change in control. In the event of death, disability or retirement at or after age 60 with at least five years of continuous service ("retirement"), the executive or his or her estate will be entitled to receive any performance shares ultimately earned, and in the event of death or disability before retirement, a pro rata portion of any shares ultimately earned. Because Mr. Menear, Ms. Tomé and Mr. Holifield have reached age 60 and have more than five years of service, they are "retirement eligible" and their performance share awards are non-forfeitable, although payout, if any, is based on achievement of the performance goals. Dividend equivalents accrue on performance share awards (as reinvested shares) and are paid upon the payout of the award based on the actual number of shares earned.
Annual Stock Grants	For Fiscal 2017, 30% of the annual equity grant provided to the named executive officers was in the form of performance-based restricted stock, which was forfeitable if Fiscal 2017 operating profit was less than 90% of the MIP target for Fiscal 2017. If the performance target is met, as it was for Fiscal 2017, the awards are then subject to time-based vesting. The annual restricted stock grants vest 50% on each of the 30-month and 60-month anniversaries of the grant date, subject to continued employment through the vesting date, or, if sooner, upon termination due to death or disability or termination within 12 months following a change in control. In addition, if the performance target is met, the restricted stock becomes non-forfeitable once the executive reaches retirement eligibility but is not transferable before the time-based vesting dates. Because Ms. Tomé and Mr. Holifield were retirement eligible at the time the performance condition was met and Mr. Menear subsequently became retirement eligible during Fiscal 2017, their awards became non-forfeitable but remain non-transferable until the time-based vesting dates. Dividends on the restricted stock are accrued (as cash dividends) and not paid out to executive officers unless the performance target is met. Once the performance target is met, cash dividends are then paid currently on the shares of restricted stock.
Annual Stock Option Grants	For Fiscal 2017, 20% of the annual equity grant provided to the named executive officers was in the form of nonqualified stock options. The stock option awards vest 25% per year on the second, third, fourth and fifth anniversaries of the grant date, subject to continued employment through the vesting date, or, if sooner, upon termination due to death or disability or termination within 12 months following a change in control. In addition, the stock option awards become non-forfeitable once the executive becomes retirement eligible but are not exercisable before the time-based vesting dates.

Award Type	Award Terms
Annual Stock Option Grants (continued)	Generally, stock options may be exercised, once vested, over the remainder of the ten-year option term, subject to continued employment or meeting the retirement eligibility requirements. Because Mr. Menear, Ms. Tomé and Mr. Holifield are retirement eligible, their option awards are non-forfeitable but are not exercisable until the time-based vesting dates.
Fiscal 2017 MIP	Each of the named executive officers participated in the Fiscal 2017 MIP, the Company's annual cash-based incentive plan. The Fiscal 2017 MIP payout was based upon achievement of pre-established financial performance goals, as described above in the Compensation Discussion and Analysis. The LDC Committee approved threshold, target and maximum payout levels for Fiscal 2017 for the named executive officers under the MIP. The threshold, target and maximum potential payouts under the MIP for the named executive officers reflect the following percentages of base salary at the end of Fiscal 2017:

	Percentage of Base Salary		
Name	**Threshold**	**Target**	**Maximum**
Craig A. Menear	8%	200%	400%
Carol B. Tomé	5%	125%	250%
Matthew A. Carey	4%	100%	200%
Edward P. Decker	4%	100%	200%
Mark Q. Holifield	4%	100%	200%

Because the operating profit threshold must be met for any payout to occur, the threshold percentage above reflects the minimum possible payout based upon assumed achievement of that threshold. The actual amounts earned based on achievement of Fiscal 2017 MIP performance goals are reported in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

EXECUTIVE COMPENSATION

OUTSTANDING EQUITY AWARDS AT 2017 FISCAL YEAR-END

The following table sets forth information regarding outstanding equity awards as of the end of Fiscal 2017 granted to the named executive officers.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
Craig A. Menear	113,687	–	–	23.28	3/24/2019	2,500	518,075	38,689	8,017,521
	117,327	–	–	32.32	3/23/2020	5,000	1,036,150	38,819	8,044,478
	113,468	–	–	36.62	3/22/2021	3,331	690,283	25,171	5,216,211
	95,274	–	–	49.79	3/20/2022	3,794	786,231	–	–
	51,351	17,117	–	69.65	3/26/2023	5,228	1,083,398	–	–
	41,815	41,815	–	78.87	3/25/2024	9,726	2,015,519	–	–
	107,652	107,653	–	97.57	11/19/2024	14,861	3,079,645	–	–
	31,488	94,467	–	116.15	3/23/2025	–	–	–	–
	–	120,075	–	130.22	3/22/2026	–	–	–	–
	–	67,265	–	147.36	3/21/2027	–	–	–	–
Carol B. Tomé	26,334	–	–	36.62	3/22/2021	6,000	1,243,380	19,897	4,123,255
	118,140	–	–	49.79	3/20/2022	6,000	1,243,380	19,277	3,994,686
	63,348	21,117	–	69.65	3/26/2023	6,000	1,243,380	12,844	2,661,702
	41,815	41,815	–	78.87	3/25/2024	30,000	6,216,900	–	–
	16,194	48,583	–	116.15	3/23/2025	25,000	5,180,750	–	–
	–	59,626	–	130.22	3/22/2026	25,000	5,180,750	–	–
	–	34,323	–	147.36	3/21/2027	25,000	5,180,750	–	–
	–	–	–	–	–	4,110	851,715	–	–
	–	–	–	–	–	3,794	786,231	–	–
	–	–	–	–	–	2,689	557,241	–	–
	–	–	–	–	–	4,829	1,000,714	–	–
	–	–	–	–	–	7,583	1,571,425	–	–
Matthew A. Carey	57,908	–	–	49.79	3/20/2022	4,905	1,016,463	11,883	2,462,514
	39,353	13,118	–	69.65	3/26/2023	4,543	941,446	11,432	2,369,087
	26,058	26,059	–	78.87	3/25/2024	3,085	639,305	7,585	1,571,876
	9,671	29,015	–	116.15	3/23/2025	5,503	1,140,387	–	–
	–	35,364	–	130.22	3/22/2026	4,478	927,976	–	–
	–	20,271	–	147.36	3/21/2027	–	–	–	–
Edward P. Decker	50,860	–	–	23.28	3/24/2019	2,500	518,075	11,053	2,290,513
	47,489	–	–	32.32	3/23/2020	4,000	828,920	10,634	2,203,772
	47,908	–	–	36.62	3/22/2021	2,393	495,901	7,241	1,500,485
	36,204	–	–	49.79	3/20/2022	2,325	481,810	–	–
	19,196	6,399	–	69.65	3/26/2023	1,371	284,112	–	–
	13,332	13,332	–	78.87	3/25/2024	2,870	594,750	–	–
	8,707	8,707	–	91.15	8/20/2024	5,119	1,060,810	–	–
	8,996	26,991	–	116.15	3/23/2025	4,275	885,908	–	–
	–	32,897	–	130.22	3/22/2026	–	–	–	–
	–	19,350	–	147.36	3/21/2027	–	–	–	–
Mark Q. Holifield	–	10,239	–	69.65	3/26/2023	1,992	412,802	11,053	2,290,513
	8,793	8,794	–	81.97	2/26/2024	793	164,333	10,634	2,203,772
	–	24,241	–	78.87	3/25/2024	2,199	455,699	7,068	1,464,684
	8,996	26,991	–	116.15	3/23/2025	1,493	309,394	–	–
	–	32,897	–	130.22	3/22/2026	3,414	707,483	–	–
	–	18,889	–	147.36	3/21/2027	4,173	864,771	–	–

Executive Compensation

[1] Unexercisable stock options outstanding as of the end of Fiscal 2017 for each named executive officer vest as follows:

Vesting Date	C. Menear	C. Tomé	M. Carey	E. Decker	M. Holifield
February 27, 2018	–	–	–	–	4,397
March 23, 2018	30,018	14,906	8,841	8,224	8,224
March 24, 2018	31,489	16,194	9,672	8,997	8,997
March 26, 2018	20,907	20,907	13,029	6,666	12,120
March 27, 2018	17,117	21,117	13,118	6,399	10,239
August 21, 2018	–	–	–	4,353	–
November 20, 2018	53,826	–	–	–	–
February 27, 2019	–	–	–	–	4,397
March 22, 2019	16,816	8,580	5,067	4,837	4,722
March 23, 2019	30,019	14,907	8,841	8,224	8,224
March 24, 2019	31,489	16,194	9,671	8,997	8,997
March 26, 2019	20,908	20,908	13,030	6,666	12,121
August 21, 2019	–	–	–	4,354	–
November 20, 2019	53,827	–	–	–	–
March 22, 2020	16,816	8,581	5,068	4,838	4,722
March 23, 2020	30,019	14,906	8,841	8,224	8,224
March 24, 2020	31,489	16,195	9,672	8,997	8,997
March 22, 2021	16,816	8,581	5,068	4,837	4,722
March 23, 2021	30,019	14,907	8,841	8,225	8,225
March 22, 2022	16,817	8,581	5,068	4,838	4,723
Total	**448,392**	**205,464**	**123,827**	**107,676**	**122,051**

[2] Restricted stock outstanding as of the end of Fiscal 2017 for each named executive officer vests as follows:

Vesting Date	C. Menear	C. Tomé	M. Carey	E. Decker	M. Holifield
March 27, 2018	3,331	4,110	4,905	2,393	1,992
September 23, 2018	4,863	2,414	2,751	2,559	1,707
January 8, 2019	–	123,000	–	–	–
February 27, 2019	–	–	–	–	793
March 26, 2019	3,794	3,794	4,543	2,325	2,199
August 2, 2019	7,500	–	–	–	–
August 21, 2019	–	–	–	1,371	–
September 22, 2019	7,430	3,791	2,239	2,137	2,086
March 24, 2020	5,228	2,689	3,085	2,870	1,493
March 23, 2021	4,863	2,415	2,752	2,560	1,707
March 22, 2022	7,431	3,792	2,239	2,138	2,087
March 13, 2025	–	–	–	6,500	–
Total	**44,440**	**146,005**	**22,514**	**24,853**	**14,064**

The reported value of the restricted stock awards is based on the closing stock price on January 26, 2018, the last trading day of Fiscal 2017.

[3] The named executive officers' performance share awards are earned upon the completion of the three-year performance periods ending January 28, 2018, February 3, 2019, and February 2, 2020, based on achievement of pre-established average ROIC and operating profit goals, as described above in the Compensation Discussion and Analysis under "Long-Term Incentives— Performance Shares" on page 47 and under "Terms of Plan-Based Awards Granted to Named Executive Officers for Fiscal 2017—Performance Shares" on page 55. The awards are paid out following certification by our LDC Committee of the achievement of the goals after completion of the applicable performance period. For the Fiscal 2015-2017 award, the shares reported are the actual amount earned based on the performance level met as of January 28, 2018, as certified by the LDC Committee on February 22, 2018, and include dividend equivalents accrued on the award. For the Fiscal 2016-2018 award and the Fiscal 2017-2019 award, the reported number of shares includes dividend equivalents accrued through January 28, 2018 and assumes achievement of the maximum level of performance for the Fiscal 2016-2018 award and the target level of performance for the Fiscal 2017-2019 award, in accordance with SEC requirements. The reported value of the performance share awards is based on the closing stock price on January 26, 2018, the last trading day of Fiscal 2017.

Executive Compensation

OPTIONS EXERCISED AND STOCK VESTED IN FISCAL 2017

The following table sets forth the options exercised and the shares of restricted stock that vested for the named executive officers during Fiscal 2017.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Craig A. Menear	231,033	29,028,493	60,854[1]	9,049,505
Carol B. Tomé	100,000	10,862,860	35,337[2]	5,168,214
Matthew A. Carey	73,396	9,725,210	23,360	3,441,097
Edward P. Decker	–	–	14,531	2,153,785
Mark Q. Holifield	48,769	4,313,050	18,343[3]	2,682,800

[1] Includes 25,159 shares withheld to pay taxes on restricted stock grants that became non-forfeitable on August 2, 2017. The remaining shares under these grants continue to be restricted until the time-based vesting dates are reached.

[2] Includes 4,450 shares withheld to pay taxes on a restricted stock grant that became non-forfeitable on February 23, 2017. The remaining shares under this grant continue to be restricted until the time-based vesting dates are reached.

[3] Includes 1,705 shares withheld to pay taxes on a restricted stock grant that became non-forfeitable on February 23, 2017. The remaining shares under this grant continue to be restricted until the time-based vesting dates are reached.

Executive Compensation

NONQUALIFIED DEFERRED COMPENSATION FOR FISCAL 2017

The following table sets forth information regarding the participation of the named executive officers in the Company's nonqualified deferred compensation plans for Fiscal 2017.

NONQUALIFIED DEFERRED COMPENSATION FOR FISCAL 2017					
Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[4]
Craig A. Menear					
Restoration Plan[5]	N/A	115,927	747,459	–	2,151,797
Deferred Compensation Plan For Officers[6]	689,861	–	408,226	–	4,223,693
Carol B. Tomé					
Restoration Plan[5]	N/A	82,545	1,751,754	–	5,045,947
Matthew A. Carey					
Restoration Plan[5]	N/A	45,450	313,221	–	901,756
Edward P. Decker					
Restoration Plan[5]	N/A	47,811	430,091	–	1,238,450
Deferred Compensation Plan For Officers[6]	–	–	92,866	–	676,421
Mark Q. Holifield					
Restoration Plan[5]	N/A	48,950	451,170	–	1,299,166

[1] Executive contributions represent deferral of base salary and incentive awards under the MIP during Fiscal 2017, which amounts are also disclosed in the Fiscal 2017 Salary column and the Fiscal 2016 Non-Equity Incentive Plan Compensation column of the Summary Compensation Table. The Restoration Plan is non-elective, and the participants cannot make contributions to it.

[2] All Company contributions to the Restoration Plan are included as compensation in the Stock Awards column of the Summary Compensation Table. The Company does not make contributions to the Deferred Compensation Plan For Officers.

[3] Deferred Compensation Plan For Officers earnings represent notional returns on participant-selected investments. Restoration Plan earnings represent an increase in the value of the underlying Company stock during Fiscal 2017 plus dividends that are credited at the same rate, and at the same time, that dividends are paid to all shareholders.

[4] For the Restoration Plan, amounts in the aggregate balance for Messrs. Menear, Carey, and Holifield and Ms. Tomé of $398,954, $234,663, $83,845, and $850,890, respectively, were previously reported in the Summary Compensation Table. For the Deferred Compensation Plan For Officers, $689,861 of the aggregate balance amount for Mr. Menear was previously reported in the Summary Compensation Table.

[5] The Restoration Plan, an unfunded, nonqualified deferred compensation plan, provides management-level associates with a benefit equal to the matching contributions that they would have received under the Company's FutureBuilder 401(k) Plan if certain Internal Revenue Code limitations were not in place. On January 31 of each year, the plan makes an allocation to participant accounts in an amount equal to the participant's eligible earnings (generally, salary plus annual cash incentive award) during the prior calendar year minus the Internal Revenue Code limit for tax-qualified plans ($270,000 for 2017) multiplied by the current Company match level of 3.5%. This amount is then converted to units representing shares of the Company's common stock. Stock units credited to a participant's account are also credited with dividend equivalents at the same time, and in the same amount, as dividends are paid to shareholders. Participant account balances vest at the same time their account in the Company's tax-qualified FutureBuilder 401(k) Plan vests, which provides for 100% cliff vesting after three years of service. A participant's vested account balance is payable in shares of common stock on retirement or other employment termination. In-service withdrawals are not permitted.

[6] The Deferred Compensation Plan For Officers is an unfunded, nonqualified deferred compensation plan that allows officers to defer payment of up to 50% of base salary and up to 100% of annual incentive compensation until retirement or other employment termination. The Company makes no contributions to the Deferred Compensation Plan For Officers. Participants may also elect an in-service distribution during a designated calendar year or over a period of not more than ten years, or upon a change in control of the Company. Commencing at retirement after age 60 or one year thereafter, payment is made, at the participant's election, in a single sum or equal annual installment payments over a period of not more than ten years, provided that distribution in a single sum is automatically made on termination for reasons other than retirement or disability. Participants direct the manner in which their account balances are deemed invested among an array of investment funds, and notional earnings are credited to participant accounts based on fund returns. Accounts are 100% vested at all times.

Executive Compensation

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Termination Without Cause or For Good Reason

The employment arrangements with Messrs. Menear, Carey, Decker, and Holifield do not entitle them to any severance payments upon employment termination. They would, however, be entitled to any vested benefits under Company plans in which they participate. Messrs. Menear, Carey, Decker, and Holifield are subject to non-competition and non-solicitation restrictions for 24 months and 36 months post-termination, respectively. Each named executive officer is also subject to post-termination confidentiality restrictions.

The following table sets forth the estimated value of benefits that Ms. Tomé would be entitled to receive, assuming a termination of employment by the Company without cause or by Ms. Tomé for good reason as of January 28, 2018, the last day of Fiscal 2017. She would also be entitled to any vested benefits under Company plans in which she participates, including amounts under the Restoration Plan as set forth in the Nonqualified Deferred Compensation table on page 60 of this Proxy Statement. Ms. Tomé is not entitled to payment of any benefits upon termination for cause or resignation without good reason other than for accrued compensation earned prior to employment termination and any vested benefits under Company plans in which she participates.

TERMINATION WITHOUT CAUSE OR FOR GOOD REASON			
Name	Value of Salary Continuation ($)	Value of Equity Awards Vesting on Termination ($)	Total ($)
Carol B. Tomé	2,220,000	42,445,231	44,665,231

Under Ms. Tomé's employment arrangement, pursuant to provisions that were adopted in 2001, in the event her employment is terminated by the Company without cause, or by Ms. Tomé for good reason, the Company would continue to pay her base salary for 24 months in accordance with the Company's normal payroll practices, subject to any delay necessary to comply with the requirements of Internal Revenue Code Section 409A. Also, vesting would be accelerated on her outstanding restricted stock and stock option awards that would otherwise have vested during the salary continuation period (133,713 options with an intrinsic value of $14,032,133 and 137,109 shares of restricted stock with a value of $28,413,098 at the end of Fiscal 2017, based upon the closing stock price of $207.23 on January 26, 2018). Because Ms. Tomé is retirement eligible, any remaining unvested equity at the end of the salary continuation period would be non-forfeitable, but would continue to be subject to time-based and/or performance-based vesting requirements, as described below under "—Termination Due to Retirement" on page 64.

Termination for cause by the Company under this arrangement generally means that the executive: (a) has engaged in conduct that constitutes willful gross neglect or willful gross misconduct with respect to employment duties that results in material economic harm to the Company, (b) has been convicted of a felony involving theft or moral turpitude, or (c) has violated Company policies. Termination of employment for good reason by the executive generally means the occurrence of certain events without the executive's consent, including: (a) the assignment to a principal office outside of the Atlanta metropolitan area, (b) decrease in base salary or failure to pay the agreed-upon compensation, or (c) cessation of a direct reporting relationship to the CEO.

In exchange for the foregoing severance payments, Ms. Tomé agreed that during the term of her employment and for 24 months thereafter, she will not, without the prior written consent of the Company, be employed by or otherwise participate in the management of competitors of the Company. She also agreed not to solicit any employee of the Company to accept a position with another entity during the 36-month period following termination.

EXECUTIVE COMPENSATION

Change in Control

The Company does not maintain change in control agreements for its executives. However, equity awards made prior to Fiscal 2013 to salaried associates, including the named executive officers, generally provide for accelerated vesting of the award upon a change in control of the Company. As noted above in the Compensation Discussion and Analysis, the LDC Committee adopted a new form of award agreement in February 2013 that no longer provides for automatic acceleration of vesting of awards solely upon a change in control. Awards granted beginning in Fiscal 2013 vest if the executive's employment is terminated without cause within 12 months following the change in control.

The following table sets forth the estimated value that the named executive officers would be entitled to receive due to accelerated vesting of outstanding awards assuming a change in control of the Company as of January 28, 2018, both with and without a termination of employment.

	CHANGE IN CONTROL			
	Change in Control Only	Change in Control Followed by Termination Without Cause		
Name	Value of Restricted Stock and Option Awards ($)[1]	Value of Additional Restricted Stock and Option Awards Vesting on Termination ($)[2]	Value of Performance Shares Vesting on Termination ($)[3]	Total Assuming Change in Control AND Termination of Employment ($)
Craig A. Menear	1,554,225	49,060,820	9,563,043	60,178,088
Carol B. Tomé	25,489,290	24,111,632	4,814,782	54,415,704[4]
Matthew A. Carey	–	16,394,977	2,849,205	19,244,182
Edward P. Decker	1,346,995	13,555,893	2,685,701	17,588,589
Mark Q. Holifield	–	14,658,898	2,652,544	17,311,442

[1] Value reflects outstanding shares of restricted stock granted prior to Fiscal 2013, multiplied by a closing stock price of $207.23 on January 26, 2018, and the intrinsic value as of January 28, 2018 of outstanding unvested stock options granted prior to Fiscal 2013, using the closing stock price of $207.23 on January 26, 2018.

[2] Value reflects outstanding shares of restricted stock granted in Fiscal 2013 through Fiscal 2017, multiplied by a closing stock price of $207.23 on January 26, 2018, and the intrinsic value as of January 28, 2018 of outstanding unvested stock options granted in Fiscal 2013 through Fiscal 2017, using the closing stock price of $207.23 on January 26, 2018.

[3] Value reflects the following: (a) for the Fiscal 2016-2018 performance share award, (i) shares that would have been earned based on 126.8% actual performance at the end of Fiscal 2017 multiplied by a ratio of 728 days in the performance period through January 28, 2018 to 1,099 total days in the performance period, plus (ii) target performance shares multiplied by the ratio of 371 days remaining in the performance period after January 28, 2018 to 1,099 total days in the performance period; and (b) for the Fiscal 2017-2019 performance share award, (i) shares that would have been earned based on 77.5% actual performance at the end of Fiscal 2017 multiplied by a ratio of 364 days in the performance period through January 28, 2018 to 1,099 total days in the performance period, plus (ii) target performance shares multiplied by the ratio of 735 days remaining in the performance period after January 28, 2018 to 1,099 total days in the performance period. In each case, the number of performance shares obtained is multiplied by a closing stock price of $207.23 on January 26, 2018 to determine the value as of the end of Fiscal 2017. Amounts include dividend equivalents accrued through the end of Fiscal 2017 converted into additional performance shares. Amounts do not include the value of the Fiscal 2015-2017 award because it was earned as of January 28, 2018, the last day of the performance period, and would be received regardless of whether there was a change in control.

[4] Upon termination without cause or for good reason, Ms. Tomé would also be entitled to salary continuation benefits in the amount of $2,220,000 as described in the preceding table.

EXECUTIVE COMPENSATION

Termination Due to Death or Disability

Equity awards made to salaried associates, including the named executive officers, generally provide for accelerated vesting of the award upon employment termination due to death or disability. The following table sets forth the estimated value of benefits that the named executive officers would be entitled to receive assuming death or disability as of January 28, 2018. In addition, the named executive officers would be entitled to receive vested benefits under Company plans in which they participate, including amounts under the Restoration Plan and, if applicable, the Deferred Compensation Plan For Officers, as set forth in the Nonqualified Deferred Compensation table on page 60 of this Proxy Statement.

	DEATH OR DISABILITY			
Name	**Value of Restricted Stock and Option Awards ($)[1]**	**Value of Performance Shares ($)**	**Death Benefit ($)[4]**	**Total ($)**
Craig A. Menear	50,615,045	9,142,159[2]	400,000	60,157,204
Carol B. Tomé	49,600,922	4,595,118[2]	400,000	54,596,040
Matthew A. Carey	16,394,977	1,397,974[3]	400,000	18,192,951
Edward P. Decker	14,902,888	1,310,315[3]	400,000	16,613,203
Mark Q. Holifield	14,658,898	2,532,143[2]	400,000	17,591,041

[1] Value reflects outstanding restricted stock at the end of Fiscal 2017, multiplied by a closing stock price of $207.23 on January 26, 2018, and outstanding unvested stock options based on the intrinsic value as of January 28, 2018, using the closing stock price of $207.23 on January 26, 2018.

[2] Value reflects the following: (a) for the Fiscal 2016-2018 performance share award, the shares that would have been earned based on 126.8% actual performance at the end of Fiscal 2017; and (b) for the Fiscal 2017-2019 performance share award, the shares that would have been earned based on 77.5% actual performance at the end of Fiscal 2017. The number of performance shares obtained is multiplied by a closing stock price of $207.23 on January 26, 2018 to determine the value as of the end of Fiscal 2017. Amounts include dividend equivalents accrued through the end of Fiscal 2017 converted into additional performance shares. Amounts do not include the value of the Fiscal 2015-2017 award because it was earned as of January 28, 2018, the last day of the performance period, and would be received regardless of the individual's death or disability.

[3] Value reflects the following: (a) for the Fiscal 2016-2018 performance share award, the prorated portion of shares that would have been earned based on 126.8% actual performance at the end of Fiscal 2017 multiplied by a ratio of 728 days in the performance period through January 28, 2018 to 1,099 total days in the performance period; and (b) for the Fiscal 2017-2019 performance share award, the prorated portion of shares that would have been earned based on 77.5% actual performance at the end of Fiscal 2017 multiplied by a ratio of 364 days in the performance period through January 28, 2018 to 1,099 total days in the performance period. The number of performance shares obtained is multiplied by a closing stock price of $207.23 on January 26, 2018 to determine the value as of the end of Fiscal 2017. Amounts include dividend equivalents accrued through the end of Fiscal 2017 converted into additional performance shares. Amounts do not include the value of the Fiscal 2015-2017 award because it was earned as of January 28, 2018, the last day of the performance period, and would be received regardless of the individual's death or disability.

[4] Value reflects a $400,000 death benefit, which is only paid out upon death, not disability.

EXECUTIVE COMPENSATION

Termination Due to Retirement

The majority of equity awards made to salaried associates, including the named executive officers, provide that the awards are no longer forfeitable upon retirement on or after age 60 with five years of continuous service with the Company. As of January 28, 2018, Mr. Menear, Ms. Tomé, and Mr. Holifield were the only named executive officers who had met this condition. The following table sets forth the estimated value of benefits that Mr. Menear, Ms. Tomé, and Mr. Holifield would be entitled to receive assuming termination due to retirement as of January 28, 2018. Mr. Menear, Ms. Tomé, and Mr. Holifield will also be entitled to amounts under the Restoration Plan as set forth in the Nonqualified Deferred Compensation table on page 60 of this Proxy Statement.

RETIREMENT			
Name	**Value of Restricted Stock and Option Awards ($)[1]**	**Value of Performance Shares ($)[2]**	**Total ($)**
Craig A. Menear	49,060,820	9,142,159	58,202,979
Carol B. Tomé	24,111,632	4,595,118	28,706,750
Mark Q. Holifield	14,658,898	2,532,143	17,191,041

[1] Value reflects restricted stock grants that have the retirement eligibility provision described above and that are outstanding at the end of Fiscal 2017, multiplied by a closing stock price of $207.23 on January 26, 2018, and unvested stock options that have the retirement eligibility provision, based on the intrinsic value as of January 28, 2018, using the closing stock price of $207.23 on January 26, 2018. The restricted stock grants would remain non-transferable, and the stock options would remain non-exercisable, until the time-based vesting dates.

[2] Value reflects the following: (a) for the Fiscal 2016-2018 performance share award, the shares that would have been earned based on 126.8% actual performance at the end of Fiscal 2017; and (b) for the Fiscal 2017-2019 performance share award, the shares that would have been earned based on 77.5% actual performance at the end of Fiscal 2017. The number of performance shares obtained is multiplied by a closing stock price of $207.23 on January 26, 2018 to determine the value as of the end of Fiscal 2017. Amounts include dividend equivalents accrued through the end of Fiscal 2017 converted into additional performance shares. Amounts do not include the value of the Fiscal 2015-2017 award because it was earned as of January 28, 2018, the last day of the performance period, and would be received regardless of the individual's termination.

EXECUTIVE COMPENSATION

CEO PAY RATIO

The following ratio compares the annual total compensation of our median-paid (or middle) associate (the "median-paid associate") with the annual total compensation of Craig Menear, our CEO. The pay ratio included below is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K (the "pay ratio rule").

- The annual total compensation of our median-paid associate, other than our CEO, was $21,095. Our median-paid associate for Fiscal 2017 was an hourly employee.
- The annual total compensation of our CEO, as reported in the Summary Compensation Table on page 52, was $11,641,012.
- Based on this information, for Fiscal 2017 the ratio of the annual total compensation of our CEO to the annual total compensation of our median-paid associate was 552 to 1.

For purposes of the above disclosure, we are required to identify our median-paid associate based upon our total workforce, without regard to their location, compensation arrangements, or full-time, part-time or seasonal status. To identify the median-paid associate, we used the following methodology, material assumptions, adjustments, and estimates:

- We determined our median-paid associate as of December 31, 2017, which is within the last three months of Fiscal 2017, as required by the pay ratio rule.
- We excluded, under the de minimis exception to the pay ratio rule, all of our associates in each of Mexico (approximately 15,250), China (approximately 188), India (approximately 6), Italy (1), and Poland (1), which in total are approximately 15,450 associates out of a total of approximately 415,800 associates, or 3.7%.
- We excluded approximately 708 individuals who became associates as a result of the acquisitions of Compact Power Equipment, Inc. and The Company Store during Fiscal 2017 in accordance with an exemption under the pay ratio rule for acquisitions completed in the relevant fiscal year.
- To identify our median-paid associate, we used payroll data consisting of salary, wages, overtime wages, bonuses, commissions, employer matching contributions to our FutureBuilder 401(k) plan, vesting of equity awards and any similar payroll items for all of our associates included in the calculation. We pay our Canadian associates in Canadian Dollars. For the purposes of this calculation, their pay was converted into U.S. Dollars using an average exchange rate based on the average of the daily rates for the twelve months ended December 31, 2017.

Once we identified our median-paid associate, we determined that associate's annual total compensation for Fiscal 2017, which ended January 28, 2018. This amount, consistent with the compensation of our CEO, includes annual incentive compensation earned in Fiscal 2017 and paid in March 2018, as well as the one-time bonus for U.S. hourly associates that we announced in January 2018.

EXECUTIVE COMPENSATION

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column)
Equity Compensation Plans Approved by Security Holders[1]	8,495,777[2]	$82.85[3]	152,044,156[4]
Equity Compensation Plans Not Approved by Security Holders[5]	197,058[6]	$ —[7]	18,889,910[8]
Total	8,692,835		170,934,066

[1] These plans are the Company's 1997 Omnibus Stock Incentive Plan ("1997 Plan"), the Omnibus Plan, the ESPP and The Home Depot, Inc. Nonemployee Directors' Deferred Stock Compensation Plan (the "Directors Plan"). The Directors Plan allows the Company's outside directors to elect to defer their cash retainers and meeting fees for deferred stock units payable in shares of the Company's common stock on termination of Board service. Meeting fees were eliminated for meetings held after August 16, 2007.

[2] Includes an aggregate of 7,195,586 stock options under the Omnibus Plan, 5,371 deferred shares or deferred stock units under the 1997 Plan, 695,099 deferred shares or deferred stock units under the Omnibus Plan, 502,846 performance shares under the Omnibus Plan and 96,875 deferred stock units credited to participant accounts under the Directors Plan. Does not include 106,832 outstanding restricted shares granted under the 1997 Plan and 4,118,242 outstanding restricted shares granted under the Omnibus Plan.

[3] Weighted-average exercise price of outstanding options; excludes deferred shares, deferred stock units, deferred stock rights, performance shares and shares of restricted stock under the 1997 and Omnibus Plans, deferred stock units under the Directors Plan and rights to purchase shares under the ESPP.

[4] Represents 129,822,260 shares under the Omnibus Plan, 20,229,770 shares under the ESPP (see Note 8 to the Company's consolidated financial statements included in the 2017 Form 10-K and Exhibit 10.11 to the 2017 Form 10-K) and 1,992,126 shares under the Directors Plan.

[5] These plans are the Company's Non-U.S. Employee Stock Purchase Plan (the "Non-U.S. ESPP") (see Note 8 to the Company's consolidated financial statements in the 2017 Form 10-K and Exhibit 10.11 to the 2017 Form 10-K) and the Restoration Plan (see Note 9 to the Company's consolidated financial statements in the Company's 2017 Form 10-K and Exhibits 10.7 and 10.8 to the 2017 Form 10-K).

[6] Represents deferred stock units under the Restoration Plan referred to in footnote 5.

[7] Outstanding equity consists solely of rights to purchase shares under the Non-U.S. ESPP and deferred stock units granted under the Restoration Plan; therefore, there is no weighted-average exercise price.

[8] Represents shares available under the Non-U.S. ESPP.

DIRECTOR COMPENSATION

Our philosophy with respect to director compensation is to align the interests of non-employee directors with the interests of our shareholders. To implement this philosophy, our Corporate Governance Guidelines provide that the annual retainer for non-employee directors must be at least two-thirds equity. The Company presently provides 82% of each director's annual retainer in Company equity. Furthermore, consistent with our Corporate Governance Guidelines, director equity awards stipulate that shares of Company stock must continue to be held until the director retires from the Board or for one year after Board service ends for any reason other than ordinary Board retirement (at or after age 72), death, disability or a change in control of the Company.

Each non-employee director who was a Board member during Fiscal 2017 received an annual retainer of $280,000 as of the date of the 2017 annual meeting. The annual retainer was paid in the following manner:

• $230,000 in the form of deferred shares granted under the Omnibus Plan; and

• $50,000 in the form of cash or deferred stock units under the Directors Plan, at the election of the director.

The deferred shares and deferred stock units, together with dividend equivalents that accrue thereon, are payable in shares of the Company's common stock following termination of Board service. Director compensation is paid for the 12-month period commencing with each annual meeting of shareholders. A pro rata portion of annual director compensation is paid to directors who become Board members after the annual meeting as follows: 100% for appointments on or before the six-month anniversary of the annual meeting, 50% after the six-month but not later than the nine-month anniversary of the annual meeting, and 25% after the nine-month anniversary of the annual meeting.

For Fiscal 2017, on the date of the 2017 annual meeting the non-employee directors who served as Chairs of the Board committees also received the following amounts:

Committee	Chair Retainer Amount
Audit	$25,000
Finance	$15,000
Leadership Development and Compensation	$20,000
Nominating and Corporate Governance	$15,000

Board committee Chair retainers were payable in cash or deferred stock units under the Directors Plan, at the election of the director.

The Lead Director also receives an additional retainer of $80,000 in the form of cash or, at his election, deferred stock units under the Directors Plan. To meet the two-thirds equity requirement in the Corporate Governance Guidelines, the Lead Director must elect to receive at least 7.7% of the aggregate of his cash retainers in the form of deferred stock units under the Directors Plan, with the remainder paid in the form of cash or deferred stock units under the Directors Plan, at the election of the Lead Director. For Fiscal 2017, our Lead Director elected to receive 100% of his cash retainers in deferred stock units under the Directors Plan.

The Company also pays (or provides for reimbursement of) the travel and accommodation expenses of directors and, when requested by the Company, their spouses, to attend Board meetings, conduct store visits and participate in other corporate functions.

The Company maintains a program through which it will match up to $10,000 of charitable donations made by each director, including the Chairman, for each calendar year. In addition, the Company will match up to $5,000 of any non-employee director's contribution to the Company's political action committee with a donation to a charitable organization of the director's choice. The directors do not receive any financial benefit from these programs because the charitable deductions accrue solely to the Company. Donations under the programs are not made to any charity from which the director (or a party related to the director) directly or indirectly receives compensation.

DIRECTOR COMPENSATION

The following table sets forth the compensation paid to or earned during Fiscal 2017 by our non-employee directors who served during Fiscal 2017.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][4]	Option Awards ($)[4]	All Other Compensation ($)[3]	Total ($)
Gerard J. Arpey	50,000	230,000	–	10,000	290,000
Ari Bousbib	65,000	230,000	–	–	295,000
Jeffery H. Boyd	50,000	230,000	–	5,000	285,000
Gregory D. Brenneman	130,000	230,000	–	10,000	370,000
J. Frank Brown	75,000	230,000	–	10,000	315,000
Albert P. Carey	70,000	230,000	–	5,000	305,000
Armando Codina	65,000	230,000	–	–	295,000
Helena B. Foulkes	50,000	230,000	–	14,000	294,000
Linda R. Gooden	50,000	230,000	–	10,000	290,000
Wayne M. Hewett	50,000	230,000	–	10,000	290,000
Karen L. Katen	50,000	230,000	–	–	280,000
Mark Vadon	50,000	230,000	–	–	280,000

[1] Fees earned or paid in cash vary because, in addition to the $50,000 annual retainer, they include retainers for Chair and Lead Director positions. Messrs. Bousbib, Boyd, Brenneman, Brown, Carey, Codina, Hewett and Vadon and Ms. Foulkes deferred 100% of their annual cash Board retainers under the Directors Plan, which retainers were converted into stock units that are payable in shares of Company common stock following termination of Board service. Messrs. Bousbib, Brown, Codina and Carey also deferred 100% of their committee Chair retainers, and Mr. Brenneman deferred 100% of his Lead Director retainer. Dividend equivalents are credited on stock units in the Directors Plan at the same rate, and at the same time, that dividends are paid to shareholders.

[2] Amounts set forth in the Stock Awards column represent the aggregate grant date fair value of awards granted in Fiscal 2017 computed in accordance with FASB ASC Topic 718. The grant date fair value of the deferred share award granted during Fiscal 2017 is set forth in the following table, computed in accordance with FASB ASC Topic 718 based on the closing stock price on the grant date. There were no deferred share forfeitures by the directors during Fiscal 2017.

Grant Date	Shares (#)	Value ($)	Directors Who Received
05/18/2017	1,477	230,000	Arpey, Bousbib, Boyd, Brenneman, Brown, Carey, Codina, Foulkes, Gooden, Hewett, Katen, Vadon

[3] Amounts reported reflect matching charitable contributions.

[4] As of the end of Fiscal 2017, our non-employee directors who served during Fiscal 2017 held the following outstanding equity:

Name	Restricted Stock	Deferred Shares	Deferred Stock Units	Shares Owned Outright	Shares Owned Indirectly	Total
Gerard J. Arpey	–	5,369	–	1,000	–	6,369
Ari Bousbib	–	67,021	17,155	10,000	–	94,176
Jeffery H. Boyd	–	3,316	720	10,000	65	14,101
Gregory D. Brenneman	1,332	82,475	30,707	45,000	50	159,564
J. Frank Brown	–	24,987	5,595	1,000	–	31,582
Albert P. Carey	–	59,396	7,860	1,100	–	68,356
Armando Codina	–	65,726	14,845	35,650	–	116,221
Helena B. Foulkes	–	11,916	2,590	313	–	14,819
Linda R. Gooden	–	5,338	166	380	–	5,884
Wayne M. Hewett	–	8,649	1,193	1,400	–	11,242
Karen L. Katen	–	67,021	12,516	6,500	–	86,037
Mark C. Vadon	–	16,201	3,522	31,095	–	50,818

LEADERSHIP DEVELOPMENT AND COMPENSATION COMMITTEE REPORT

Each member of the LDC Committee is independent under SEC rules, NYSE listing standards and the Company's Director Independence Standards set forth in the Company's Corporate Governance Guidelines and attached as Appendix A to this Proxy Statement.

The LDC Committee acts under a written charter which sets forth its responsibilities and duties, as well as requirements for the LDC Committee's composition and meetings. The LDC Committee's primary responsibility is to (a) assist the Board in developing and evaluating potential candidates for executive positions, including the CEO, (b) oversee the development of executive succession plans and (c) approve compensation strategy, including the corporate goals and objectives relevant to the compensation of the Company's senior executive officers, including the CEO, to ensure management is afforded appropriate incentives and rewarded appropriately for contributions to the Company's growth and profitability and that the executive compensation strategy supports the Company's objectives and shareholder interests.

The LDC Committee also oversees management's decisions concerning the performance and compensation of other Company officers, administers the Company's equity-based and incentive-based compensation plans, and regularly evaluates the effectiveness of the Company's overall executive compensation program. In addition, the LDC Committee periodically reviews the compensation and benefits offered to non-employee directors and recommends changes as appropriate.

A more complete description of the LDC Committee's functions is set forth in the LDC Committee charter, which is available on the Company's Investor Relations website at http://ir.homedepot.com under "Corporate Governance > Committee Members & Charters" and is also available in print upon request.

The LDC Committee has reviewed and discussed the Company's Compensation Discussion and Analysis with management. Based upon such review and discussions, the LDC Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference in the Company's Annual Report on Form 10-K for Fiscal 2017.

This report has been furnished by the current members of the LDC Committee:

- Albert P. Carey, Chair
- Armando Codina
- Helena B. Foulkes
- Linda R. Gooden
- Wayne M. Hewett

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table shows the Company common stock beneficially owned, as of March 2, 2018, by our directors, the named executive officers and our directors and executive officers as a group. Except as otherwise noted, the beneficial owners listed have sole voting and investment power with respect to the shares shown. An asterisk (*) in the Percent of Class column indicates beneficial ownership of less than 1%. The percentage ownership is based on the number of shares of our common stock outstanding as of March 2, 2018.

Name of Beneficial Owner	Total Beneficial Ownership[1]	Deferred Shares/ Stock Units[6]	Percent of Class
Craig A. Menear	796,587	10,924	*
Gerard J. Arpey	1,000	5,369	*
Ari Bousbib	10,000	84,176	*
Jeffery H. Boyd	10,065[2]	4,036	*
Gregory D. Brenneman	46,382[3]	113,182	*
J. Frank Brown	1,000	30,582	*
Albert P. Carey	1,100	67,256	*
Armando Codina	42,300	80,571	*
Helena B. Foulkes	313	14,506	*
Linda R. Gooden	380	5,504	*
Wayne M. Hewett	1,400	9,842	*
Karen L. Katen	6,500	79,537	*
Stephanie Linnartz	30	–	*
Mark Vadon	31,095	19,723	*
Matthew A. Carey	249,227[4]	4,571	*
Edward P. Decker	301,473	6,206	*
Mark Q. Holifield	99,699	6,503	*
Carol B. Tomé	898,151	24,745	*
Directors and executive officers as a group (22 people)	2,845,195[5]	578,894	0.25%

[1] Represents the number of shares beneficially owned, which includes equivalent shares credited under our FutureBuilder 401(k) Plan and restricted stock granted under the Omnibus Plan and the 1997 Plan. In addition, these amounts include shares subject to options exercisable within 60 days of March 2, 2018 as follows: Craig A. Menear – 657,906; Matthew A. Carey – 177,650; Edward P. Decker – 245,318; Mark Q. Holifield – 61,766; Carol B. Tomé – 338,956; and directors and executive officers as a group (22 people) – 1,646,148. Amounts in this column do not include shares to be received upon settlement of deferred stock units or deferred shares more than 60 days after March 2, 2018, which shares are reflected in the Deferred Shares/Stock Units column of the table. The deferred stock units and deferred shares have no voting rights. Our Securities Laws Policy requires directors and executive officers to pre-clear any pledge of shares of our common stock as security for any indebtedness (including any margin loans), and none of our directors or executive officers has any such pledged shares. Consistent with our anti-hedging policy, described more fully on page 50 of the Compensation Discussion and Analysis, none of our directors or executive officers has entered into any hedging transactions with regard to his or her ownership of our common stock.

[2] This amount includes 65 shares held by Brothers Brook LLC, of which Mr. Boyd is the Managing Director.

[3] This amount includes 50 shares held by a family member.

[4] This amount includes 13,731 shares held by a family trust.

[5] This amount includes the shares reflected in footnotes 2-4 above, 5,520 shares held in a charitable trust, and 60 shares held by a spouse.

[6] These amounts reflect deferred shares and deferred stock units granted under the Omnibus Plan, deferred stock units granted under the Directors Plan, and stock units granted under the Restoration Plan. None of these amounts are included in the Percent of Class calculation above.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table contains information about the number of shares of our common stock held as of December 31, 2017 by persons we know to be the beneficial owners of more than five percent of our outstanding common stock. The percentage ownership is based on the number of shares of our common stock outstanding as of March 2, 2018.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Class
The Vanguard Group, Inc.[1] 100 Vanguard Boulevard Malvern, PA 19355	80,973,105	7.0%
BlackRock, Inc.[2] 55 East 52nd Street New York, NY 10055	71,632,846	6.2%
Capital World Investors[3] 333 South Hope Street Los Angeles, CA 90071	62,681,549	5.4%

[1] Beneficial ownership information is based on information contained in a Schedule 13G/A filed with the SEC on February 9, 2018. The Vanguard Group, Inc. reported that it has sole dispositive power as to 79,065,958 of these shares, shared dispositive power as to 1,907,147 of these shares, sole voting power as to 1,678,263 of these shares and shared voting power as to 272,621 of these shares.

[2] Beneficial ownership information is based on information contained in a Schedule 13G/A filed with the SEC on January 25, 2018. BlackRock, Inc. reported that it has sole dispositive power as to all of these shares and sole voting power as to 61,120,834 of these shares.

[3] Beneficial ownership information is based on information contained in a Schedule 13G/A filed with the SEC on February 14, 2018 by Capital World Investors ("Capital World"), a division of Capital Research and Management Company. Capital World reported that it has sole dispositive power as to all of these shares and sole voting power as to 62,667,021 of these shares.

GENERAL

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based on a review of reports required to be filed with the SEC and NYSE and furnished to the Company during Fiscal 2017 by directors, officers or beneficial owners of more than ten percent of the outstanding shares of common stock of the Company pursuant to Section 16(a) of the Exchange Act, and a review of written certifications provided by them to the Company, we believe that our directors and executive officers timely complied with the requirements of Section 16(a) of the Exchange Act during Fiscal 2017, except for one Form 4 filing for Timothy A. Hourigan, our Executive Vice President – Human Resources, reporting the withholding of shares to pay applicable taxes on a grant of restricted stock, which was filed one day late.

SHAREHOLDER PROPOSALS OR DIRECTOR NOMINATIONS FOR 2019 ANNUAL MEETING

Proposals to Be Included in Next Year's Proxy Statement

To be considered for inclusion in next year's Proxy Statement and form of proxy and acted upon at the 2019 Annual Meeting of Shareholders, proposals by shareholders for business other than director nominations must be submitted in writing not less than 120 calendar days (December 3, 2018) prior to the anniversary of the date this 2018 Proxy Statement was first sent to shareholders and must comply with the other requirements of SEC Rule 14a-8. Director nominations to be considered for inclusion in next year's Proxy Statement and form of proxy and acted upon at the 2019 Annual Meeting must be received no earlier than 150 calendar days (November 3, 2018) and no later than 120 calendar days (December 3, 2018) prior to the anniversary of the date this 2018 Proxy Statement was first sent to shareholders and must comply with the other requirements of our By-Laws. However, if next year's annual meeting is to be held more than 30 days before or 30 days after the anniversary of this year's annual meeting, notice of the nomination must be received not later than 120 days nor earlier than 150 days prior to next year's annual meeting date, or by the tenth day following the Company's public announcement of next year's annual meeting date.

Proposals Not to Be Included in Next Year's Proxy Statement

Our By-Laws also establish advance notice procedures with regard to shareholder proposals or director nominations that are not submitted for inclusion in the Proxy Statement, but that a shareholder instead wishes to present directly at the 2019 Annual Meeting. For all proposals of business other than director nominations to be considered at next year's annual meeting but not included in the Proxy Statement, notice must be received no earlier than 120 calendar days (January 17, 2019) and no later than 90 calendar days (February 16, 2019) prior to the anniversary of this year's annual meeting. However, if next year's annual meeting is to be held more than 30 days before or 70 days after the anniversary of this year's annual meeting, notice of the proposal must be received not later than 90 days nor earlier than 120 days prior to next year's annual meeting date, or by the tenth day following the Company's public announcement of next year's annual meeting date.

A formal nomination by a shareholder of a candidate for election as a director to be considered at next year's annual meeting but not included in the Proxy Statement must be in writing and received by our Corporate Secretary no earlier than 90 calendar days (February 16, 2019) and no later than 60 calendar days (March 18, 2019) prior to the anniversary of this year's annual meeting. However, if next year's annual meeting is to be held more than 30 days before or 70 days after the anniversary of this year's annual meeting, notice of the nomination must be received not later than 60 days nor earlier than 90 days prior to next year's annual meeting date, or by the tenth day following the Company's public announcement of next year's annual meeting date.

General Requirements

Each proposal submitted must be a proper subject for shareholder action at the meeting, and all proposals and nominations must comply with the requirements of our By-Laws. All proposals and nominations must be submitted to: Corporate Secretary, The Home Depot, Inc., 2455 Paces Ferry Road, Building C-22, Atlanta, Georgia 30339. The shareholder proponent must appear in person to present the proposal or nomination at the meeting or send a qualified representative to present such proposal or

GENERAL

nomination. If a shareholder gives notice after the applicable deadlines or otherwise does not satisfy the relevant requirements of SEC Rule 14a-8 or our By-Laws, the shareholder will not be permitted to present the proposal or nomination for a vote at the meeting.

OTHER PROPOSED ACTIONS

We do not know of any matters to be acted upon at the Meeting other than those discussed in this Proxy Statement. If any other items or matters are properly presented before the Meeting, the proxy holders will vote on such matters in their discretion. A proxy granted by a shareholder will give discretionary authority to the proxy holders to vote on any matters introduced pursuant to these procedures, subject to applicable SEC rules.

SOLICITATION OF PROXIES

The Company is paying the full costs of the solicitation of proxies. Proxies may be solicited on behalf of the Board by mail, telephone, other electronic means or in person. D.F. King & Co., Inc. has been retained to assist in soliciting proxies at a fee of $21,250, plus expenses. We will also reimburse the expenses of brokers, nominees and fiduciaries who send proxies and proxy materials to our shareholders. Additionally, some of our directors, officers or employees may solicit shareholders by mail, telephone, other electronic means or in person. None of these persons will receive any additional or special compensation for doing so.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Appendix A

Director Independence Standards

At least two-thirds of the Board of Directors of The Home Depot, Inc. (the "Company") shall be independent. No director shall qualify as "independent" unless the Board of Directors affirmatively determines that the director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). In making such determination, the Board of Directors shall consider the factors identified below, as well as such other factors that the Board of Directors may deem relevant. A director will not be deemed independent if:

1. the director is employed by the Company or any of its affiliates (as used herein, such term shall have the meaning set forth in Rule 144(a)(1) promulgated under the Securities Act of 1933, as amended) or was employed by the Company or any of its affiliates at any time during the preceding three years;

2. the director is a member of the immediate family of an individual who is, or has been, employed by the Company or any of its affiliates as an executive officer (as used herein, such term shall have the same meaning as the term "officer" in Rule 16a-1(f) under the Securities Exchange Act of 1934 (the "Exchange Act")) at any time during the preceding three years;

3. (a) the director presently receives, or his or her immediate family member receives, more than $120,000 in any consecutive 12-month period in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), or (b) the director or the director's immediate family member had received such compensation during any consecutive 12-month period within the preceding three years;

4. (a) the director or his or her immediate family member is presently a partner of a firm that is the Company's internal or external auditor; (b) the director is presently an employee of such firm; (c) the director's immediate family member is presently an employee of such firm and personally works on the Company's audit; or (d) the director or his or her immediate family member was within the preceding three years (but is no longer) a partner or employee of such firm and personally worked on the Company's audit during such three year period;

5. (a) the director is presently an executive officer or an employee, or his or her immediate family member is an executive officer, of another company (including any tax-exempt organization) that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds $1 million or 2 percent of such other company's consolidated gross revenues for its last fiscal year, whichever is greater, or (b) the Company and the company of which the director is an executive officer or employee or his or her immediate family member is an executive officer had such relationship within the preceding three years;

6. the director is affiliated with, or his or her immediate family member is affiliated with, a paid advisor or consultant to the Company;

7. the director has, or his or her immediate family member has, a personal services contract with the Company;

8. the director has any interest in an investment that the director jointly acquired in conjunction with the Company;

9. the director or his or her immediate family member is employed and compensated by a foundation, university or other nonprofit institution that has received significant charitable contributions from the Company that are disclosed or will be required to be disclosed in the Company's proxy statement; and

10. (a) the director is presently employed, or his or her immediate family member is presently employed, as an executive officer of another company where any of the Company's present executive officers serves on that company's compensation committee, or (b) such director or his or her immediate family member was employed in such capacity within the preceding three years.

In addition to being independent as determined by the Board of Directors in accordance with the factors set forth above, (a) members of the Audit Committee may not (i) receive, directly or indirectly, any compensation other than directors' fees from the Company, or (ii) be an "affiliated person" of the Company or any of its subsidiaries as such term is defined under Rule 10A-3 under the Exchange Act and (b) members of the Leadership Development and Compensation Committee (the "LDCC") must qualify as "outside directors" as such term is defined under Section 162(m) of the Internal Revenue Code of 1986, as amended, and "non-employee directors" as such term is defined under Rule 16b-3 promulgated under the Exchange Act. In addition, members of the LDCC must meet the independence standards for compensation committee members under applicable New York Stock Exchange listing standards and cannot be executive officers of a public company at which an executive officer of the Company serves as a member of such public company's compensation committee.





PRINTED ON RECYCLED PAPER